    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 1995

                                                       REGISTRATION NO. 33-63387
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO.1


                                       TO

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933
                            FIRST UNION CORPORATION
             (Exact name of registrant as specified in its charter)

          NORTH CAROLINA                          6711                       56-0898180
   (State or other jurisdiction       (Primary standard industrial        (I.R.S. employer
of incorporation or organization)      classification code number)     identification number)

                             ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28288-0013
                                 (704) 374-6565
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                          MARION A. COWELL, JR., ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            FIRST UNION CORPORATION
                             ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28288-0013
                                 (704) 374-6828
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                    COPY TO:
                          EDWARD C. WINSLOW III, ESQ.
                           BROOKS, PIERCE, MCLENDON,
                           HUMPHREY & LEONARD, L.L.P.
                                 P.O. BOX 26000
                     GREENSBORO, NORTH CAROLINA 27420-6000
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As promptly as practicable after the effective date of this Registration
                                   Statement.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

                       FIRST UNION CORPORATION PROSPECTUS
        CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K
            SHOWING THE LOCATION IN THE PROSPECTUS OF THE RESPONSES
                      TO THE ITEMS OF PART I OF FORM S-4.

                                FORM S-4 ITEM                                              LOCATION IN PROSPECTUS
  1.  Forepart of Registration Statement and Outside Front Cover Page of
      Prospectus..............................................................  Outside front cover page; facing page
  2.  Inside Front and Outside Back Cover Pages of Prospectus.................  AVAILABLE INFORMATION; TABLE OF CONTENTS
  3.  Risk Factors, Ratio of Earnings to Fixed Charges and Other
      Information.............................................................  SUMMARY; THE MERGERS; PRO FORMA FINANCIAL
                                                                                INFORMATION; ANNEX C
  4.  Terms of the Transaction................................................  SUMMARY; GENERAL INFORMATION; THE MERGERS;
                                                                                DESCRIPTION OF FUNC CAPITAL STOCK; CERTAIN
                                                                                DIFFERENCES IN THE RIGHTS OF RSFC AND FUNC
                                                                                STOCKHOLDERS; ANNEX A
  5.  Pro Forma Financial Information.........................................  INCORPORATION OF CERTAIN DOCUMENTS BY
                                                                                REFERENCE; PRO FORMA FINANCIAL INFORMATION
  6.  Material Contacts with the Company Being Acquired.......................  THE MERGERS; ADDITIONAL MATTERS
  7.  Additional Information Required for Reoffering by Persons and Parties
      Deemed to Be Underwriters...............................................  *
  8.  Interests of Named Experts and Counsel..................................  LEGAL OPINIONS; EXPERTS
  9.  Disclosure of Commission Position on Indemnification for Securities Act
      Liabilities.............................................................  *
 10.  Information with Respect to S-3 Registrants.............................  INCORPORATION OF CERTAIN DOCUMENTS BY
                                                                                REFERENCE; SUMMARY; RECENT DEVELOPMENTS; PRO
                                                                                FORMA FINANCIAL INFORMATION; FUNC
 11.  Incorporation of Certain Information by Reference.......................  INCORPORATION OF CERTAIN DOCUMENTS BY
                                                                                REFERENCE
 12.  Information with Respect to S-2 or S-3 Registrants......................  *
 13.  Incorporation of Certain Information by Reference.......................  *
 14.  Information with Respect to Registrants Other Than S-3 or
      S-2 Registrants.........................................................  *
 15.  Information with Respect to S-3 Companies...............................  INCORPORATION OF CERTAIN DOCUMENTS BY
                                                                                REFERENCE; SUMMARY; RECENT DEVELOPMENTS; RSFC
 16.  Information with Respect to S-2 or S-3 Companies........................  *
 17.  Information with Respect to Companies Other Than S-2 or
      S-3 Companies...........................................................  *
 18.  Information if Proxies, Consents or Authorizations are to be
      Solicited...............................................................  INCORPORATION OF CERTAIN DOCUMENTS BY
                                                                                REFERENCE; SUMMARY; GENERAL INFORMATION; THE
                                                                                MERGERS
 19.  Information if Proxies, Consents or Authorizations are not to be
      Solicited, or in an Exchange Offer......................................  *

* Not applicable.

                               RS FINANCIAL CORP.
                          219 FAYETTEVILLE STREET MALL
                         RALEIGH, NORTH CAROLINA 27601
                                 (919) 833-7511

                                                                October 20, 1995

Dear Stockholder:

     On behalf of the Board of Directors, I want to extend to you a cordial invitation to attend a Special Meeting of Stockholders of RS Financial Corp. ("RSFC"). The meeting will be held at 5:00 p.m., Raleigh time, on November 20, 1995, at the executive offices of RSFC and Raleigh Federal Savings Bank ("Raleigh Federal"), 219 Fayetteville Street Mall, Raleigh, North Carolina.


     The purpose of the meeting is to vote on a proposal to approve the Agreement and Plan of Mergers, dated as of May 30, 1995 (the "Merger Agreement"), by and among RSFC, Raleigh Federal, First Union Corporation ("FUNC") and First Union National Bank of North Carolina ("FUNB-NC"), pursuant to which RSFC would merge with and into FUNC (the "Corporate Merger") and Raleigh Federal would merge with and into FUNB-NC (the "Bank Merger" and together with the Corporate Merger, the "Mergers"). FUNC is the ninth largest bank holding company in the nation, based on assets of $86.8 billion at September 30, 1995.

     On June 19, 1995, FUNC announced that it had entered into an agreement to acquire First Fidelity Bancorporation, a bank holding company based in Newark, New Jersey and Philadelphia, Pennsylvania. Certain information relating to this transaction is set forth in the accompanying Prospectus/Proxy Statement under "SUMMARY", "RECENT DEVELOPMENTS" and "PRO FORMA FINANCIAL INFORMATION".

     Upon consummation of the Corporate Merger, each outstanding share of RSFC common stock (excluding dissenters' shares and certain shares held by RSFC or FUNC) would be converted into the right to receive a number of shares of FUNC common stock equal to $40.25 divided by the average closing price of FUNC common stock on the New York Stock Exchange (the "NYSE") Composite Transactions tape (the "NYSE Tape") for the ten trading days immediately prior to the effective date of the Corporate Merger in a transaction that is generally tax-free for federal income tax purposes, all as more fully discussed in the accompanying Prospectus/Proxy Statement. The common stock of FUNC is actively traded and is listed on the NYSE. The last reported sale price of FUNC common stock on the NYSE Tape on October 17, 1995, was $53.375 per share.


     Consummation of the Mergers is subject to certain conditions, including approval of the Merger Agreement by RSFC stockholders and approval of the Mergers by various regulatory agencies. Approval of the Merger Agreement requires the affirmative vote of at least a majority of the votes entitled to be cast at the meeting by the holders of RSFC common stock.


     The accompanying Notice of Special Meeting and Prospectus/Proxy Statement contain information about the Mergers. I urge you to review carefully such information and the information in FUNC's 1994 Annual Report on Form 10-K, 1995 First and Second Quarter Reports on Form 10-Q, 1995 Annual Meeting Proxy Statement and 1995 Current Reports on Form 8-K, copies of which are available as indicated in the accompanying Prospectus/Proxy Statement under "AVAILABLE INFORMATION".

     THE BOARD OF DIRECTORS OF RSFC HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT AND RECOMMENDS THAT THE STOCKHOLDERS OF RSFC APPROVE THE MERGER AGREEMENT. A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" APPROVAL OF THE MERGER AGREEMENT. EVEN IF YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE THE ENCLOSED PROXY, SIGN AND DATE IT AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID, RETURN ADDRESSED ENVELOPE.
                                         Yours very truly,
                                         (Signature of Stanley E. Wright)
                                         STANLEY E. WRIGHT
                                         PRESIDENT AND CHIEF
                                         EXECUTIVE OFFICER

                               RS FINANCIAL CORP.
                          219 FAYETTEVILLE STREET MALL
                         RALEIGH, NORTH CAROLINA 27601
                                 (919) 833-7511

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON NOVEMBER 20, 1995
                                                                October 20, 1995

Dear Stockholder:

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of RS Financial Corp. ("RSFC") will be held at 5:00 p.m., Raleigh time, on November 20, 1995, at the executive offices of RSFC and Raleigh Federal Savings Bank ("Raleigh Federal"), 219 Fayetteville Street Mall, Raleigh, North Carolina (the "Special Meeting"), for the following purpose:


    To consider and vote upon a proposal to approve the Agreement and Plan of Mergers, dated as of May 30, 1995 (the "Merger Agreement"), by and among RSFC, Raleigh Federal, First Union Corporation ("FUNC") and First Union National Bank of North Carolina ("FUNB-NC"), pursuant to which (i) RSFC would merge with and into FUNC (the "Corporate Merger") and Raleigh Federal would merge with and into FUNB-NC (the "Bank Merger" and together with the Corporate Merger, the "Mergers"), and (ii) each outstanding share of RSFC common stock (excluding dissenters' shares and certain shares held by RSFC or FUNC) would be converted into the right to receive a number of shares of FUNC common stock equal to $40.25 divided by the average closing price of FUNC common stock on the New York Stock Exchange Composite Transactions tape for the ten trading days immediately prior to the effective date of the Corporate Merger, all on and subject to the terms and conditions contained in the Merger Agreement.

     A copy of the Merger Agreement is set forth in ANNEX A to the accompanying Prospectus/Proxy Statement.

     The Board of Directors of RSFC has fixed October 17, 1995, as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting, and accordingly, only holders of record of RSFC common stock at the close of business on that date will be entitled to notice of and to vote at the Special Meeting.

     Approval of the Merger Agreement requires the affirmative vote of at least a majority of the votes entitled to be cast at the Special Meeting by the holders of RSFC common stock.

     Each holder of RSFC common stock who is entitled to vote on approval of the Merger Agreement has the right to dissent from such approval and to demand payment of the "fair value" of such holder's RSFC common stock in cash if the Merger Agreement is approved and the Corporate Merger is consummated. The right of any such holder of RSFC common stock to receive such payment is contingent upon strict compliance with the requirements set forth in the applicable provisions of the North Carolina Business Corporation Act, the full text of which provisions is set forth in ANNEX C to the accompanying Prospectus/Proxy Statement and a summary of which is set forth under "THE MERGERS -- Dissenters' Rights".

     THE BOARD OF DIRECTORS OF RSFC UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.
                                         By Order of the Board of Directors of
                                         RS FINANCIAL CORP.
                                         ANGIE C. STEWART
                                         SECRETARY

BECAUSE THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE VOTES ENTITLED TO BE CAST IS REQUIRED TO APPROVE THE MERGER AGREEMENT, STOCKHOLDERS ARE URGED TO COMPLETE, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF A STOCKHOLDER RECEIVES MORE THAN ONE PROXY FOR ANY REASON, EACH PROXY SHOULD BE COMPLETED AND RETURNED. YOUR COOPERATION WILL BE APPRECIATED. YOUR PROXY WILL BE VOTED WITH RESPECT TO THE MATTERS IDENTIFIED THEREON IN ACCORDANCE WITH ANY SPECIFICATIONS ON THE PROXY. YOUR PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE IN THE MANNER DESCRIBED IN THE ATTACHED PROSPECTUS/PROXY STATEMENT. ANY STOCKHOLDER PRESENT AT THE SPECIAL MEETING, INCLUDING ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF, MAY REVOKE SUCH HOLDER'S PROXY AND VOTE IN PERSON ON EACH MATTER BROUGHT BEFORE THE SPECIAL MEETING. A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" APPROVAL OF THE MERGER AGREEMENT.

                         PROSPECTUS                                                 PROXY STATEMENT
                  FIRST UNION CORPORATION                                          RS FINANCIAL CORP.


     This Prospectus/Proxy Statement is being furnished by RS Financial Corp., a North Carolina corporation ("RSFC"), to the holders of RSFC common stock, par value $1.00 per share ("RSFC Common Stock"), as a proxy statement in connection with the solicitation of proxies by the Board of Directors of RSFC (the "RSFC Board") for use at a Special Meeting of Stockholders of RSFC to be held at 5:00 p.m., Raleigh time, on November 20, 1995, at the executive offices of RSFC and Raleigh Federal Savings Bank ("Raleigh Federal"), 219 Fayetteville Street Mall, Raleigh, North Carolina (the "Special Meeting"), and at any adjournments or postponements thereof.


     This Prospectus/Proxy Statement, the accompanying Notice of Special Meeting and form of proxy are first being mailed to the stockholders of RSFC on or about October 20, 1995.


     The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Agreement and Plan of Mergers, dated as of May 30, 1995 (the "Merger Agreement"), among RSFC, Raleigh Federal, First Union Corporation, a North Carolina corporation ("FUNC"), and First Union National Bank of North Carolina, a national banking association ("FUNB-NC"), pursuant to which RSFC would merge with and into FUNC (the "Corporate Merger") and Raleigh Federal would merge with and into FUNB-NC (the "Bank Merger", and together with the Corporate Merger, the "Mergers"), all on and subject to the terms and conditions contained therein. See "SUMMARY", "THE MERGERS" and ANNEX A to this Prospectus/Proxy Statement.

     Upon consummation of the Corporate Merger, each outstanding share of RSFC Common Stock (excluding shares with respect to which dissenters' rights have been perfected and certain shares held by RSFC or FUNC) would be converted into the right to receive a number of shares of FUNC common stock, par value
$3.33 1/3 per share (together with the appropriate number of FUNC Rights (as hereinafter defined) attached thereto, "FUNC Common Stock"), equal to the result obtained by dividing (i) $40.25 by (ii) the average closing price (the "Average Closing Price") of FUNC Common Stock on the NYSE Tape (as hereinafter defined) for the ten trading days immediately prior to the Effective Date (as hereinafter defined) (such result, the "Exchange Ratio").
     This document also constitutes a prospectus of FUNC relating to the shares (the "FUNC Common Shares") of FUNC Common Stock that are issuable upon consummation of the Corporate Merger. See "DESCRIPTION OF FUNC CAPITAL STOCK" and "CERTAIN DIFFERENCES IN THE RIGHTS OF RSFC AND FUNC STOCKHOLDERS".

     Based on the (i) 2,804,780 shares of RSFC Common Stock outstanding on the Record Date (as hereinafter defined), (ii) 190,131 shares of RSFC Common Stock issuable upon the exercise of all outstanding employee stock options to purchase such shares on such date (assuming all such options are so exercisable), and
(iii) an Exchange Ratio equal to .7541, based on the closing price of FUNC Common Stock on the NYSE Tape on October 17, 1995 ($53.375), as if such closing price were the Average Closing Price, approximately 2,258,462 FUNC Common Shares would be issuable upon consummation of the Corporate Merger. The actual Exchange Ratio and the actual number of FUNC Common Shares to be issued will depend on the Average Closing Price (which will not be known until shortly before the Effective Date). As a result, the actual Exchange Ratio may be higher or lower than .7541.


     On June 19, 1995, FUNC announced that it had entered into an agreement to acquire First Fidelity Bancorporation ("FFB"), a bank holding company based in Newark, New Jersey and Philadelphia, Pennsylvania. In addition, since January 1, 1994, FUNC has completed, or currently has pending, a total of ten acquisitions that have been or will be accounted for on a purchase accounting basis (the "Purchase Acquisitions"), which are reflected in certain of the pro forma financial information presented herein, including the acquisitions of RSFC, American Savings of Florida, F.S.B. ("American Savings"), United Financial Corporation of South Carolina, Inc. ("United Financial"), Virginia-based Columbia First Bank, a Federal Savings Bank ("Columbia"), and Tennessee-based Brentwood National Bank ("Brentwood"), which were pending at June 30, 1995, or announced between July 1, 1995 and the date of this Prospectus/Proxy Statement. See "SUMMARY -- Comparison of Certain Unaudited Per Share Data" and
" -- Selected Financial Data", "RECENT DEVELOPMENTS" and "PRO FORMA FINANCIAL INFORMATION".


     FUNC Common Stock is listed and traded on the New York Stock Exchange ("NYSE"), and RSFC Common Stock is listed and traded on the Nasdaq National Market. On May 30, 1995, the last business day prior to public announcement of the execution of the Merger Agreement, the last reported sale price per share of FUNC Common Stock on the NYSE Composite Transactions tape (the "NYSE Tape") and the last sale price of RSFC Common Stock on the Nasdaq National Market were $48.00 and $34.75, respectively. On October 17, 1995, such prices were $53.375 and $38.875, respectively.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY
       STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THE DATE OF THIS PROSPECTUS/PROXY STATEMENT IS OCTOBER 20, 1995.

                             AVAILABLE INFORMATION
     FUNC, FFB and RSFC are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by FUNC, FFB and RSFC can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621) and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Since the FUNC Common Stock and FFB common stock are listed on the NYSE, reports, proxy statements and other information relating to FUNC and FFB can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus/Proxy Statement does not contain all of the information set forth in the Registration Statement on Form S-4 (No. 33-63387), of which this Prospectus/Proxy Statement is a part, and the exhibits thereto (together with any amendments or supplements thereto, the "Registration Statement"), which has been filed by FUNC with the Commission under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which portions reference is hereby made for further information.


     THIS PROSPECTUS/PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. A COPY OF SUCH DOCUMENTS IS AVAILABLE WITHOUT CHARGE (OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS) TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS/PROXY STATEMENT IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO: FIRST UNION CORPORATION, INVESTOR RELATIONS, TWO FIRST UNION CENTER, CHARLOTTE, NORTH CAROLINA 28288-0206 (TELEPHONE NUMBER (704) 374-6782) AS TO FUNC DOCUMENTS; AND TO: RS FINANCIAL CORP., CORPORATE SECRETARY, 219 FAYETTEVILLE STREET MALL, RALEIGH, NORTH CAROLINA 27601 (TELEPHONE NUMBER (919) 833-7511) AS TO RSFC DOCUMENTS. IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY SUCH REQUEST SHOULD BE MADE BY NOVEMBER 13, 1995.

     All information contained or incorporated by reference in this Prospectus/Proxy Statement with respect to FUNC and FFB was supplied by FUNC, and all information contained or incorporated by reference in this Prospectus/Proxy Statement with respect to RSFC was supplied by RSFC.
     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus/Proxy Statement and, if given or made, such information or representations must not be relied upon as having been authorized by FUNC or RSFC. Neither the delivery of this Prospectus/Proxy Statement nor any distribution of the FUNC Common Shares shall, under any circumstances, create any implication that there has been no change in the affairs of FUNC, FFB or RSFC since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus/Proxy Statement does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the FUNC Common Shares or an offer to sell or solicitation of an offer to buy such securities in any circumstances in which such an offer or solicitation is not lawful.

     The Commissioner of Insurance of the State of North Carolina (the "Commissioner") has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus/Proxy Statement.
THE FUNC COMMON SHARES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY
     THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT
        AGENCY.
                                       2

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents filed with the Commission by FUNC (File No. 1-10000) and by RSFC (File No. 0-17409) under Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in this Prospectus/Proxy
Statement:
     FUNC documents:
           (i) FUNC's Annual Report on Form 10-K for the year ended December 31, 1994;
           (ii) FUNC's Quarterly Reports on Form 10-Q for the periods ended March 31, 1995 (as amended by Form 10-Q/A No. 1 dated May 16,
                1995), and June 30, 1995; and
          (iii) FUNC's Current Reports on Form 8-K filed June 19, 1995, June 20, 1995, June 21, 1995, June 30, 1995, and August 30, 1995.
     RSFC documents:
           (i) RSFC's Annual Report on Form 10-K for the year ended December 31, 1994;
           (ii) RSFC's Quarterly Reports on Form 10-Q for the periods ended March 31, 1995, and June 30, 1995; and
          (iii) RSFC's Current Reports on Form 8-K filed March 17, 1995, April 4, 1995, and June 2, 1995.
     All documents filed by FUNC or RSFC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the earlier of the date of the Special Meeting or the termination of the Merger Agreement are hereby incorporated by reference into this Prospectus/Proxy Statement and shall be deemed a part hereof from the date of filing of such documents.
     Any statement contained herein, in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus/Proxy Statement to the extent that a statement contained herein, in any supplement hereto or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Prospectus/Proxy Statement or any supplement hereto.
                                       3

                               TABLE OF CONTENTS

                                                                                                                          PAGE
AVAILABLE INFORMATION..................................................................................................     2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................................................................     3
SUMMARY................................................................................................................     6
RECENT DEVELOPMENTS....................................................................................................    19
  Certain Financial Data for the Three and Nine Months Ended September 30, 1995........................................    19
  FFB Merger...........................................................................................................    19
  1995 and 1996 Earnings Estimates.....................................................................................    20
GENERAL INFORMATION....................................................................................................    21
  General..............................................................................................................    21
  Record Date; Vote Required; Revocation of Proxies....................................................................    22
THE MERGERS............................................................................................................    22
  General; Exchange Ratio..............................................................................................    22
  Effective Date.......................................................................................................    23
  Exchange of RSFC Certificates........................................................................................    23
  Background and Reasons...............................................................................................    24
  Opinion of Financial Advisor.........................................................................................    25
  Interests of Certain Persons.........................................................................................    29
  Certain Federal Income Tax Consequences..............................................................................    31
  Business Pending Consummation........................................................................................    32
  Regulatory Approvals.................................................................................................    32
  Conditions to Consummation; Termination..............................................................................    33
  Waiver; Amendment....................................................................................................    34
  Accounting Treatment.................................................................................................    34
  Expenses; Termination Fee............................................................................................    34
  Dissenters' Rights...................................................................................................    35
  Market Prices........................................................................................................    37
  Dividends............................................................................................................    38
PRO FORMA FINANCIAL INFORMATION........................................................................................    39
RSFC...................................................................................................................    44
  General..............................................................................................................    44
  History and Business.................................................................................................    44
FUNC...................................................................................................................    46
  General..............................................................................................................    46
  History and Business.................................................................................................    46
  Certain Regulatory Considerations....................................................................................    47
DESCRIPTION OF FUNC CAPITAL STOCK......................................................................................    50
  Authorized Capital...................................................................................................    50
  FUNC Common Stock....................................................................................................    50
  FUNC Preferred Stock.................................................................................................    51
  FUNC Class A Preferred Stock.........................................................................................    51
  Rights Plan..........................................................................................................    52
  Other Provisions.....................................................................................................    53
CERTAIN DIFFERENCES IN THE RIGHTS OF RSFC AND FUNC STOCKHOLDERS........................................................    54
  General..............................................................................................................    54
  Authorized Capital...................................................................................................    54
  Amendment to Articles of Incorporation or Bylaws.....................................................................    54
  Size and Classification of Board of Directors........................................................................    55
  Removal of Directors.................................................................................................    55
  Director Exculpation.................................................................................................    55
  Director Conflict of Interest Transactions...........................................................................    55

                                                                                                                          PAGE
  Stockholder Meetings.................................................................................................    56
  Director Nominations.................................................................................................    56
  Stockholder Proposals................................................................................................    56
  Stockholder Protection Rights Plan...................................................................................    57
  Stockholder Inspection Rights; Stockholder Lists.....................................................................    57
  Required Stockholder Vote for Certain Actions........................................................................    57
  Anti-Takeover Provisions.............................................................................................    58
  Dissenters' Rights...................................................................................................    59
  Dividends and Other Distributions....................................................................................    60
  Voluntary Dissolution................................................................................................    60
RESALE OF FUNC COMMON SHARES...........................................................................................    60
ADDITIONAL MATTERS.....................................................................................................    60
VALIDITY OF FUNC COMMON SHARES.........................................................................................    60
EXPERTS................................................................................................................    60
ANNEX A -- AGREEMENT AND PLAN OF MERGERS...............................................................................   A-1
ANNEX B -- OPINION OF TRIDENT FINANCIAL CORPORATION....................................................................   B-1
ANNEX C -- SECTIONS OF THE NORTH CAROLINA BUSINESS CORPORATION ACT RELATING TO
             DISSENTERS' RIGHTS........................................................................................   C-1

                                    SUMMARY

     THE FOLLOWING SUMMARY OF CERTAIN INFORMATION RELATING TO THE MERGERS IS NOT INTENDED TO BE A SUMMARY OF ALL MATERIAL INFORMATION RELATING TO THE MERGERS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT, INCLUDING THE ANNEXES HERETO, AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS/PROXY STATEMENT. A COPY OF THE MERGER AGREEMENT IS SET FORTH IN ANNEX A TO THIS PROSPECTUS/PROXY STATEMENT AND REFERENCE IS MADE THERETO FOR A COMPLETE DESCRIPTION OF THE TERMS OF THE MERGERS. STOCKHOLDERS ARE URGED TO READ CAREFULLY THIS ENTIRE PROSPECTUS/PROXY STATEMENT, INCLUDING THE ANNEXES HERETO. AS USED IN THIS PROSPECTUS/PROXY STATEMENT, THE TERMS "FUNC", "FUNB-NC", "FFB", "RSFC" AND "RALEIGH FEDERAL" REFER TO SUCH ORGANIZATIONS, RESPECTIVELY, AND UNLESS THE CONTEXT OTHERWISE REQUIRES, TO THEIR RESPECTIVE CONSOLIDATED SUBSIDIARIES.

PARTIES TO THE MERGERS
  FUNC
     FUNC is a North Carolina-based, multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended, and the rules and regulations thereunder ("BHCA"). FUNC provides a wide range of commercial and retail banking services and trust services in North Carolina, Florida, South Carolina, Georgia, Tennessee, Virginia, Maryland and Washington, D.C. FUNC also provides various other financial services, including mortgage banking, home equity lending, leasing, investment banking, insurance and securities brokerage services, through other subsidiaries. As of June 30, 1995, and for the six months then ended, FUNC reported assets of $83.1 billion, net loans of $60.0 billion, deposits of $58.8 billion, stockholders' equity of $5.7 billion and net income applicable to common stockholders of $479 million, and as of such date FUNC operated through approximately 1,500 offices in 37 states and three foreign countries. FUNC is the ninth largest bank holding company in the United States, based on assets at June 30, 1995. The principal executive offices of FUNC are located at One First Union Center, Charlotte, North Carolina 28288-0013, and its telephone number is (704) 374-6565.
     On June 18, 1995, FUNC entered into an Agreement and Plan of Merger (the "FFB Merger Agreement"), pursuant to which FUNC would acquire FFB by means of a merger (the "FFB Merger") of FFB with and into a wholly-owned subsidiary of FUNC. As of June 30, 1995, FFB had assets of approximately $35.4 billion. The FFB Merger will be accounted for as a pooling of interests. In addition, since January 1, 1994, FUNC has completed, or currently has pending, the Purchase Acquisitions, which are reflected in certain of the pro forma financial information presented herein, including the acquisitions of RSFC, American Savings, United Financial, Columbia and Brentwood, which were pending at June 30, 1995, or announced between July 1, 1995 and the date of this Prospectus/Proxy Statement. As of June 30, 1995, RSFC, American Savings, United Financial, Columbia and Brentwood had aggregate assets of $8.0 billion.
     FUNC is continually evaluating acquisition opportunities and frequently conducts due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected. Acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of FUNC's book value and net income per common share may occur in connection with any future transactions.
     See " -- Comparison of Certain Unaudited Per Share Data", " -- Selected Financial Data", "RECENT DEVELOPMENTS", "PRO FORMA FINANCIAL INFORMATION" and "FUNC -- History and Business".
  FUNB-NC
     FUNC is the parent corporation of FUNB-NC, a national banking association that provides a wide range of commercial and retail banking services and trust services in North Carolina. As of June 30, 1995, and for the six months then ended, FUNB-NC's call report reflected assets of $24.7 billion, net loans of $17.8 billion, deposits of $16.7 billion, stockholder's equity of $1.4 billion and net income of $83 million, and as of such date FUNB-NC operated through 254 banking offices in North Carolina.
  RSFC AND RALEIGH FEDERAL
     RSFC is a savings and loan holding company registered under the Home Owners' Loan Act of 1933, as amended ("HOLA"). RSFC is the parent corporation of Raleigh Federal, a federally chartered savings bank that provides commercial and retail banking services in North Carolina. As of June 30, 1995, and for the six months then ended, RSFC reported assets of $808 million, net loans of $534 million, deposits of $636 million, stockholder's equity of $72 million and net income of $3 million, and as of such date RSFC operated through 31 offices in North Carolina. The principal executive offices of RSFC are
                                       6
located at 219 Fayetteville Street Mall, Raleigh, North Carolina 27601, and its telephone number is (919) 833-7511. See "RECENT DEVELOPMENTS" and "RSFC".

SPECIAL MEETING; RECORD DATE

     The Special Meeting will be held on Novmeber 20, 1995, at 5:00 p.m., Raleigh time, at the executive offices of RSFC and Raleigh Federal, 219 Fayetteville Street Mall, Raleigh, North Carolina. At the Special Meeting, stockholders will consider and vote upon a proposal to approve the Merger Agreement.


     The RSFC Board has fixed October 17, 1995, as the record date for determining stockholders entitled to notice of and to vote at the Special Meeting (the "Record Date"). As of such date, there were 2,804,780 shares of RSFC Common Stock outstanding and entitled to be voted at the Special Meeting.

     See "GENERAL INFORMATION".
THE MERGERS; EXCHANGE RATIO

     Under the terms of the Merger Agreement, RSFC would merge with and into FUNC and Raleigh Federal would merge with and into FUNB-NC. Upon consummation of the Corporate Merger, each outstanding share of RSFC Common Stock (excluding any shares held by stockholders who perfect their dissenters' rights of appraisal ("Dissenting Shares") and any shares of stock held by FUNC or RSFC, other than in a fiduciary capacity or in satisfaction of a debt previously contracted (together with the Dissenting Shares, "Excluded Shares")) would be converted into the right to receive a number of shares of FUNC Common Stock equal to the result obtained by dividing (i) $40.25 by (ii) the Average Closing Price (such result being the Exchange Ratio).

     For purposes of certain pro forma computations in this Prospectus/Proxy Statement, a .8235 Exchange Ratio has been calculated using the closing price per share of FUNC Common Stock on the NYSE Tape on July 31, 1995 ($48.875), as if such closing price were the Average Closing Price. The actual Exchange Ratio will depend on the Average Closing Price and may be greater or less than .8235. The pro forma information would be different if the Average Closing Price results in an Exchange Ratio different from .8235.

     On the day following consummation of the Corporate Merger, or as soon thereafter as FUNB-NC may deem appropriate, the Bank Merger will be consummated.


     See "THE MERGERS -- General; Exchange Ratio", " -- Dissenters' Rights", "DESCRIPTION OF FUNC CAPITAL STOCK" and "CERTAIN DIFFERENCES IN THE RIGHTS OF RSFC AND FUNC STOCKHOLDERS".

VOTE REQUIRED
     Approval of the Merger Agreement requires the affirmative vote of at least a majority of the votes entitled to be cast at the Special Meeting by the holders of RSFC Common Stock.

     The directors and executive officers of RSFC (including certain of their related interests) beneficially owned, as of the Record Date, and are entitled to vote at the Special Meeting, 252,450 shares of RSFC Common Stock, which represents 9.0 percent of the outstanding shares of RSFC Common Stock entitled to be voted at the Special Meeting. Assuming that the directors and executive officers of RSFC vote their shares of RSFC Common Stock in favor of approval of the Merger Agreement, approval of the Merger Agreement will require the affirmative vote of the holders of an additional 41.1 percent of the outstanding shares of RSFC Common Stock entitled to be voted at the Special Meeting in order for the Merger Agreement to be approved at the Special Meeting.

     See "GENERAL INFORMATION -- Record Date; Vote Required; Revocation of Proxies".
     A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" APPROVAL OF THE MERGER AGREEMENT.
EFFECTIVE DATE
     Subject to the conditions to the obligations of the parties to effect the Mergers, the Corporate Merger will become effective on such date (the "Effective Date") as FUNC notifies RSFC in writing not less than five days prior thereto, provided such date is not more than 30 days after such conditions have been satisfied or waived. Subject to the foregoing, it is
                                       7
currently anticipated that the Mergers will be consummated in the first quarter of 1996. If the Corporate Merger is consummated in such quarter, or in any other quarter, RSFC stockholders should not assume or expect that the Effective Date will precede the record date for the dividend on FUNC Common Stock for that quarter, so as to enable such stockholders to receive such dividend. See "THE MERGERS -- Exchange of RSFC Certificates" and " -- Conditions to Consummation; Termination".
RECOMMENDATION OF THE RSFC BOARD
     THE RSFC BOARD HAS ADOPTED THE MERGER AGREEMENT BY UNANIMOUS VOTE, BELIEVES IT IS IN THE BEST INTERESTS OF RSFC AND ITS STOCKHOLDERS AND RECOMMENDS ITS APPROVAL BY RSFC STOCKHOLDERS. SEE "THE MERGERS -- BACKGROUND AND REASONS; RSFC".
OPINION OF FINANCIAL ADVISOR
     Trident Financial Corporation ("Trident") has advised the RSFC Board that, in its opinion, the consideration for each share of RSFC Common Stock set forth in the Merger Agreement is fair, from a financial point of view, to the holders of RSFC Common Stock. The full text of the Trident opinion, dated as of the date of this Prospectus/Proxy Statement, which describes the procedures followed, assumptions made, limitations on the review undertaken and other matters in connection with rendering such opinion, is set forth in ANNEX B to this Prospectus/Proxy Statement and should be read in its entirety by RSFC stockholders. See "THE MERGERS -- Opinion of Financial Advisor".
INTERESTS OF CERTAIN PERSONS IN THE MERGER
     Certain members of RSFC's management and the RSFC Board may be deemed to have interests in the Mergers in addition to their interests as stockholders of RSFC generally. These include, among other things, provisions in the Merger Agreement relating to indemnification, directors' and officers' liability insurance, and certain other benefits.

     FUNC has agreed to assume RSFC's and Raleigh Federal's obligations under employment agreements and special termination agreements with the following executive officers: Stanley E. Wright, Bobby T. Parker, George
A. Snead and Rex D. Williams. Pursuant to such employment agreements and special termination agreements, each of Messrs. Wright, Parker, Snead and Williams would receive certain payments if his employment were terminated at any time during the term of his agreement following a "Change in Control" (as such term is defined in such employment agreements and special termination agreements). In addition, each of the above named executive officers, in addition to other Raleigh Federal employees, has outstanding options to purchase shares of RSFC Common
Stock which would become immediately exercisable in full in the event of a "Change in Control" (as defined in the RSFC Option Plans (as hereinafter defined)). FUNC has agreed to make additional cash payments to Messrs. Wright, Parker, Snead and Williams to compensate them for certain taxes that may become due as a result of payments received under the employment and special termination agreements, to compensate for (i) the imposition of excise taxes, if any, under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), on "golden parachute payments", and (ii) the imposition of tax on certain options not qualifying as incentive stock options at ordinary income tax rates to the extent such tax exceeds the tax which would be imposed at long-term capital gain income tax rates under the Code. As of the Record Date, the aggregate estimated amount of the foregoing benefits that may be received by Messrs. Wright, Parker, Snead and Williams, including the value of all outstanding RSFC stock options (based upon the per option share value of $40.25 (the value to be received pursuant to the Exchange Ratio) less the option exercise price of RSFC Common Stock) held by such persons and certain amounts payable solely on termination of employment, would be $3,416,000, $864,000, $552,000, and $485,000, respectively, and
$5,317,000 as a group.


     FUNB-NC has agreed to continue Messrs. Wright's, Parker's, Snead's and Williams' employment following consummation of the Mergers, until March 31, 1996, and in order to assure continuity following consummation of the Mergers, FUNB-NC and certain of such executive officers are currently discussing the potential for their continued employment with FUNB-NC following such consummation.


     In connection with the Mergers, FUNB-NC has agreed to cause one member of the RSFC Board to be elected to the FUNB-NC Board of Directors following consummation of the Mergers.

     See "THE MERGERS -- Interests of Certain Persons".
CERTAIN FEDERAL INCOME TAX CONSEQUENCES
     Consummation of the Mergers is conditioned on receipt by FUNC and RSFC of an opinion of Sullivan & Cromwell, special counsel for FUNC, dated as of the Effective Date, to the effect that no gain or loss will be recognized for federal
                                       8
income tax purposes by stockholders of RSFC who receive FUNC Common Shares in exchange for their shares of RSFC Common Stock, except that gain or loss may be recognized as to cash received in lieu of fractional share interests, or, in the case of any holders of RSFC Common Stock who perfect their dissenters' rights, cash received upon exercise of such rights. See "THE MERGERS -- Certain Federal Income Tax Consequences" and " -- Dissenters' Rights".
     BECAUSE CERTAIN TAX CONSEQUENCES MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH RSFC STOCKHOLDER, IT IS RECOMMENDED THAT RSFC STOCKHOLDERS CONSULT THEIR TAX ADVISERS CONCERNING THE FEDERAL (AND ANY STATE AND LOCAL) TAX CONSEQUENCES OF THE CORPORATE MERGER IN THEIR PARTICULAR CIRCUMSTANCES. DISSENTERS' RIGHTS
     Holders of RSFC Common Stock entitled to vote on approval of the Merger Agreement have the right to dissent from such approval, and upon consummation of the Corporate Merger and the satisfaction of certain specified procedures, to receive the fair value of such holders' shares of RSFC Common Stock in cash, in accordance with the applicable provisions of the North Carolina Business Corporation Act ("NCBCA"). The procedures to be followed by dissenting stockholders are summarized under "THE MERGERS -- Dissenters' Rights". A copy of the applicable provisions of the NCBCA is set forth in ANNEX C to this Prospectus/Proxy Statement. FAILURE TO FOLLOW SUCH PROVISIONS PRECISELY MAY RESULT IN LOSS OF SUCH DISSENTERS' RIGHTS.
     In general, any dissenting stockholder who perfects such holder's statutory dissenters' right to be paid in cash the fair value of such holder's RSFC Common Stock will recognize gain or loss for federal income tax purposes upon receipt of such cash. See "THE MERGERS -- Certain Federal Income Tax Consequences". RESALE OF FUNC COMMON SHARES
     The FUNC Common Shares will be freely transferable by the holders of such shares, except for those shares held by those holders who may be deemed to be "affiliates" (generally including directors, certain executive officers and ten percent or more stockholders) of RSFC or FUNC under applicable federal securities laws. See "RESALE OF FUNC COMMON SHARES".
BUSINESS PENDING CONSUMMATION
     Each of RSFC and Raleigh Federal has agreed in the Merger Agreement not to take certain actions relating to its operation pending consummation of the Mergers, without the prior written consent of FUNC, except as otherwise permitted by the Merger Agreement. These actions include, without limitation:
(i) paying any dividends, other than dividends payable on RSFC Common Stock at a quarterly rate not to exceed $.15 per share, or redeeming or otherwise acquiring any shares of its capital stock, or issuing any additional shares of its capital stock (other than upon exercise of outstanding options) or giving any person the right to acquire any such shares; (ii) incurring any indebtedness for borrowed money or becoming liable for the obligations of any other entity other than in the ordinary course of business; (iii) increasing the rate of compensation (other than in the ordinary course of business) or paying any bonus to any of its directors, officers or employees (excluding the bonus retention plan established by RSFC on behalf of Raleigh Federal employees employed as of April 1, 1995, who remain employees of Raleigh Federal on the Effective Date); (iv) entering into or modifying any employment agreements or employee benefit plans;
(v) disposing of any material portion of its assets or acquiring any portion of the business or property of any other entity which is material to it; (vi) changing its lending, investment, liability management or other material banking policies; (vii) settling any claim, action or proceeding involving material money damages or restrictions upon the operations of RSFC; (viii) taking any other action not in the ordinary course of business; or (ix) entering into, terminating or materially changing any material contract, agreement or lease.

     Each of RSFC and Raleigh Federal also has agreed that it will use its best efforts to modify its loan, litigation and other reserve and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be consistent with those policies and practices applied by FUNC, provided certain conditions are met.

     See "THE MERGERS -- Business Pending Consummation".
REGULATORY APPROVALS
     The Mergers are subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Comptroller of the Currency (the "OCC") and to prior notice to the Office of Thrift Supervision (the
                                       9

"OTS"). Applications have been filed with the Federal Reserve Board and the OCC for such approvals. There can be no assurance that the necessary regulatory approvals will be obtained or as to the timing or conditions of such approvals. The required notice was filed with the OTS and the OTS has notified the OCC that the OTS has no supervisory objection to the Bank Merger. See "THE
MERGERS -- Regulatory Approvals".
CONDITIONS TO CONSUMMATION; TERMINATION
     Consummation of the Mergers is subject, among other things, to: (i) approval of the Merger Agreement by the requisite vote of the stockholders of RSFC; (ii) receipt of the regulatory approvals referred to above without any restrictions or conditions which would so materially adversely impact the economic or business benefits to FUNC of the transactions contemplated by the Merger Agreement so as to render inadvisable the consummation of the Mergers;
(iii) no court or governmental or regulatory authority having taken any action which prohibits the Mergers; (iv) receipt by FUNC and RSFC of the opinion of Sullivan & Cromwell, dated as of the Effective Date, as to certain federal income tax consequences of the Corporate Merger; (v) receipt by FUNC of a letter from RSFC's independent auditors, dated as of or shortly prior to the Effective Date, with respect to RSFC's consolidated financial position and results of operations; and (vi) the FUNC Common Shares having been approved for listing on the NYSE, subject to official notice of issuance.
     The Merger Agreement may be terminated by mutual agreement of the Board of Directors of FUNC and the RSFC Board. The Merger Agreement may also be terminated by the Board of Directors of either FUNC or RSFC if the Corporate Merger does not occur on or before April 1, 1996, or if certain conditions set forth in the Merger Agreement are not met.
     See "THE MERGERS -- Conditions to Consummation; Termination" and
" -- Expenses; Termination Fee".
EXPENSES; TERMINATION FEE
     All expenses incurred by or on behalf of the parties in connection with the Merger Agreement and the transactions contemplated thereby shall be borne by the party incurring the same, except that printing expenses will be shared equally by FUNC and RSFC.
     FUNC shall be entitled to a fee of $5.9 million (the "Termination Fee") following the occurrence of a Purchase Event (as hereinafter defined), provided FUNC shall have sent written notice of such entitlement within 90 days after its awareness of such occurrence. FUNC's right to receive the Termination Fee shall terminate if any of the following occurs prior to a Purchase Event; (i) the Effective Date; (ii) termination of the Merger Agreement in accordance with its terms if such termination occurs prior to the occurrence of a Preliminary Purchase Event (as hereinafter defined), except for termination by FUNC due to a knowing breach by RSFC; (iii) termination of the Merger Agreement following the occurrence of a Preliminary Purchase Event and the passage of 18 months after such termination; or (iv) termination of the Merger Agreement by FUNC due to a knowing breach by RSFC and the passage of 18 months after such termination.
     See "THE MERGERS -- Expenses; Termination Fee".
ACCOUNTING TREATMENT
     It is intended that the Corporate Merger and the other pending Purchase Acquisitions will be accounted for as purchases under generally accepted accounting principles, and that the FFB Merger will be accounted for as a pooling of interests under generally accepted accounting principles. See "THE MERGER -- Accounting Treatment" and "PRO FORMA FINANCIAL INFORMATION".
CERTAIN DIFFERENCES IN THE RIGHTS OF RSFC AND FUNC STOCKHOLDERS
     The rights of stockholders of RSFC are currently determined by reference to the NCBCA and by RSFC's Articles of Incorporation (as amended, the "RSFC Articles") and Bylaws. On the Effective Date, stockholders of RSFC will become stockholders of FUNC, and their rights as stockholders of FUNC will be determined by reference to the NCBCA and by FUNC's Articles of Incorporation (as amended, the "FUNC Articles") and Bylaws. See "DESCRIPTION OF FUNC CAPITAL STOCK" and "CERTAIN DIFFERENCES IN THE RIGHTS OF RSFC AND FUNC STOCKHOLDERS". COMPARISON OF CERTAIN UNAUDITED PER SHARE DATA
     The following unaudited information, adjusted for any stock dividends and stock splits, reflects, where applicable, certain comparative per share data related to book value, cash dividends paid, income and market value: (i) on a historical basis for FUNC and RSFC; (ii) on a pro forma combined basis per share of FUNC Common Stock reflecting consummation of
                                       10

(a) the Corporate Merger, (b) the Purchase Acquisitions (including the Corporate Merger), and (c) the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger; and (iii) on an equivalent pro forma basis per share of RSFC Common Stock reflecting consummation of (x) the Corporate Merger, (y) the Purchase Acquisitions (including the Corporate Merger), and (z) the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger. Such pro forma information has been prepared (1) assuming a .8235 Exchange Ratio, (2) giving effect to the Corporate Merger and the other Purchase Acquisitions on a purchase accounting basis, and (3) giving effect to the FFB Merger on a pooling of interests accounting basis. See "THE MERGERS -- Accounting Treatment".
     The .8235 Exchange Ratio used in the pro forma information is based on the last reported sale price per share of FUNC Common Stock on the NYSE Tape on July 31, 1995, which was $48.875 per share. The actual Exchange Ratio will depend on the Average Closing Price (which will not be known until shortly before the Effective Date) and may be higher or lower than .8235. The pro forma information would be different if the Average Closing Price results in an Exchange Ratio different from .8235. Set forth on the cover page of this Prospectus/Proxy Statement is the last reported sale price per share of FUNC Common Stock on the NYSE Tape on the most recent practicable date before the mailing hereof. Stockholders are urged to obtain current quotations of the market price per share of FUNC Common Stock.
     Pro forma financial information for the Purchase Acquisitions (including the Corporate Merger) assumes such acquisitions were consummated on January 1, 1994, and, except as otherwise indicated, reflects information from such date to their respective consummation dates (or to June 30, 1995, with respect to the Purchase Acquisitions (including the Corporate Merger) pending as of June 30, 1995, or announced between July 1, 1995 and the date of this Prospectus/Proxy Statement). Pro forma financial information with respect to the FFB Merger assumes such merger was consummated as of the beginning of each of the periods indicated.
     Since purchase accounting does not require restatement of results for prior periods following consummation of the Corporate Merger or any of the other Purchase Acquisitions, consummation of the Corporate Merger or any of the other Purchase Acquisitions will not affect FUNC's historical results for the periods indicated. Pro forma financial information is intended to show how the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger might have affected historical financial statements if the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger had been consummated at an earlier time. The pro forma combined selected financial information does not purport to be indicative of the results that actually would have been realized had the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger taken place at the beginning of the applicable periods indicated, or is it indicative of the combined financial position or results of operations for future periods.

     The information shown below should be read in conjunction with the historical financial statements of FUNC, FFB and RSFC, including the respective notes thereto, the unaudited pro forma financial information appearing elsewhere in this Prospectus/Proxy Statement, including the notes thereto, and the documents incorporated herein by reference. See "AVAILABLE INFORMATION", "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE", and "PRO FORMA FINANCIAL INFORMATION".

                                                                                                        JUNE 30,    DECEMBER 31,
                                                                                                          1995          1994
BOOK VALUE PER SHARE:
  Historical per share of:
     FUNC Common Stock...............................................................................    $33.39         30.66
     RSFC Common Stock...............................................................................     25.82         23.34
  Pro forma combined per share of FUNC Common Stock (1):
     FUNC and RSFC...................................................................................     33.36         30.64
     FUNC and the Purchase Acquisitions (including the Corporate Merger).............................     33.91         30.49
     FUNC, the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger.............     30.82         28.11
  Equivalent pro forma per share of RSFC Common Stock (2):
     FUNC and RSFC...................................................................................     27.47         25.23
     FUNC and the Purchase Acquisitions (including the Corporate Merger).............................     27.92         25.11
     FUNC, the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger.............    $25.38         23.15

(1) The pro forma combined book value per share of FUNC Common Stock amounts represent the sum of the pro forma combined stockholders' equity amounts, divided by pro forma combined period-end number of shares outstanding.
(2) The equivalent pro forma book value per share of RSFC Common Stock amounts represent the pro forma combined book value per share of FUNC Common Stock amounts multiplied by the .8235 Exchange Ratio.
                                       11

                                                                                             SIX MONTHS          YEARS ENDED
                                                                                                ENDED            DECEMBER 31,
                                                                                            JUNE 30, 1995    1994    1993    1992
CASH DIVIDENDS PAID PER SHARE:
  Historical per share of:
     FUNC Common Stock...................................................................       $ .92        1.72    1.50    1.28
     RSFC Common Stock...................................................................         .30         .54     .44     .20
  Pro forma combined per share of FUNC Common Stock (3):
     FUNC and RSFC.......................................................................         .92        1.74      --      --
     FUNC, the Purchase Acquisitions (including the Corporate Merger) and the
       FFB Merger........................................................................         .84        1.56    1.30    1.00
  Equivalent pro forma per share of RSFC Common Stock (4):
     FUNC and RSFC.......................................................................         .76        1.43      --      --
     FUNC, the Purchase Acquisitions (including the Corporate Merger) and the
       FFB Merger........................................................................       $ .69        1.28    1.07     .82

(3) The pro forma combined cash dividends paid per share of FUNC Common Stock amounts represent pro forma combined cash dividends paid on common stock outstanding, divided by pro forma combined average number of common shares outstanding, rounded to the nearest cent.

(4) The equivalent pro forma cash dividends paid per share of RSFC Common Stock amounts represent pro forma combined per share of FUNC Common Stock amounts multiplied by the .8235 Exchange Ratio, rounded up to the nearest cent. The current annualized dividend rate per share for FUNC Common Stock, based upon the most recently declared quarterly dividend rate of $.52 per share payable on December 15, 1995, would be $2.08. On an equivalent pro forma basis, such current annualized FUNC dividend per share of RSFC Common Stock would be $1.72, based on the .8235 Exchange Ratio, rounded to the nearest cent. Future FUNC and RSFC dividends are dependent upon their respective earnings and financial conditions, government regulations and policies and other factors. See "THE MERGERS -- Exchange of RSFC Certificates", " -- Business Pending Consummation" and " -- Dividends".

                                                                                              SIX MONTHS
                                                                                                ENDED           YEARS ENDED
                                                                                               JUNE 30,         DECEMBER 31,
                                                                                                 1995       1994    1993    1992
NET INCOME APPLICABLE TO COMMON STOCKHOLDERS (AFTER FUNC REDEMPTION PREMIUM):
  Historical per share of:
     FUNC Common Stock.....................................................................     $ 2.77      4.98    4.73    2.23
     RSFC Common Stock (primary)...........................................................       1.02      1.99    1.68    1.29
     RSFC Common Stock (fully-diluted).....................................................       1.01      1.98    1.67    1.29
  Pro forma combined per share of FUNC Common Stock (5):
     FUNC and RSFC.........................................................................       2.76      4.97      --      --
     FUNC and the Purchase Acquisitions (including the Corporate Merger)...................       2.32      4.82      --      --
     FUNC, the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger...       2.22      4.48    4.30    2.53
  Equivalent pro forma per share of RSFC Common Stock (6):
     FUNC and RSFC.........................................................................       2.27      4.09      --      --
     FUNC and the Purchase Acquisitions (including the Corporate Merger)...................       1.91      3.97      --      --
     FUNC, the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger...     $ 1.83      3.69    3.54    2.08

(5) The pro forma combined income per share of FUNC Common Stock amounts represent pro forma combined net income (after FUNC redemption premium on preferred stock) applicable to holders of FUNC Common Stock, divided by pro forma combined average number of shares of FUNC Common Stock outstanding.
(6) The equivalent pro forma income per share of RSFC Common Stock amounts represent pro forma combined income per share of FUNC Common Stock amounts multiplied by the .8235 Exchange Ratio.
                                       12

                                                                     HISTORICAL
                                                                FUNC            RSFC               EQUIVALENT PRO FORMA
                                                            COMMON STOCK    COMMON STOCK    PER SHARE OF RSFC COMMON STOCK (7)
MARKET VALUE PER SHARE:
  May 30, 1995...........................................     $ 48.00           34.75                      39.50
  October 17, 1995.......................................     $ 53.375          38.875                     43.875





(7) Equivalent pro forma market values per share of RSFC Common Stock represent the historical market values per share of FUNC Common Stock multiplied by the .8235 Exchange Ratio, rounded down to the nearest one-eighth. The FUNC and RSFC historical market values per share represent the last reported sale prices per share of FUNC Common Stock and RSFC Common Stock on the NYSE Tape and the Nasdaq National Market, respectively: (i) on May 30, 1995, the last business day preceding public announcement of the execution of the Merger Agreement; and (ii) on October 17, 1995. See "THE MERGERS -- Market Prices" and Notes (3) and (4) to "PRO FORMA FINANCIAL INFORMATION".

     Because the market price of FUNC Common Stock is subject to fluctuation, the market value of the shares of FUNC Common Stock that holders of RSFC Common Stock would receive upon consummation of the Corporate Merger may increase or decrease prior to and after the receipt of such shares. RSFC stockholders are urged to obtain current market quotations for FUNC Common Stock.
SELECTED FINANCIAL DATA
     The following tables set forth certain unaudited historical consolidated selected financial information for FUNC and RSFC and certain unaudited pro forma combined selected financial data, reflecting consummation of (i) the Corporate Merger, (ii) the Purchase Acquisitions (including the Corporate Merger), and
(iii) the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger. Such information has been prepared (a) assuming the .8235 Exchange Ratio, (b) giving effect to the Corporate Merger and the other Purchase Acquisitions on a purchase accounting basis, and (c) giving effect to the FFB Merger on a pooling of interests accounting basis. See "THE
MERGERS -- Accounting Treatment". This information should be read in conjunction with the historical financial statements of FUNC, FFB and RSFC, including the respective notes thereto, the unaudited pro forma financial information appearing elsewhere in this Prospectus/Proxy Statement, including the notes thereto, and the other documents incorporated herein by reference. See "AVAILABLE INFORMATION", "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "PRO FORMA FINANCIAL INFORMATION". Interim unaudited historical data of FUNC and RSFC reflect, in the respective opinions of management, all adjustments (consisting only of normal recurring adjustments) necessary to a fair presentation of such data.
     The .8235 Exchange Ratio used in the pro forma information is based on the last reported sale price per share of FUNC Common Stock on the NYSE Tape on July 31, 1995, which was $48.875 per share. The actual Exchange Ratio will depend on the Average Closing Price (which will not be known until shortly before the Effective Date) and may be higher or lower than .8235. The pro forma information would be different if the Average Closing Price results in an Exchange Ratio different from .8235. Set forth on the cover page of this Prospectus/Proxy Statement is the last reported sale price per share of FUNC Common Stock on the NYSE Tape on the most recent practicable date before the mailing hereof. Stockholders are urged to obtain current quotations of the market price per share of FUNC Common Stock.
     Pro forma financial information for the Purchase Acquisitions (including the Corporate Merger) assumes such acquisitions were consummated on January 1, 1994, and except as otherwise indicated, reflects information from such date to their respective consummation dates (or to June 30, 1995, with respect to the Purchase Acquisitions (including the Corporate Merger) pending as of June 30, 1995, or announced between July 1, 1995 and the date of this Prospectus/Proxy Statement). Pro forma financial information with respect to the FFB Merger assumes such merger was consummated as of the beginning of each of the periods indicated.
     Since purchase accounting does not require restatement of results for prior periods following consummation of the Corporate Merger or any of the other Purchase Acquisitions, consummation of the Corporate Merger or any of the other Purchase Acquisitions will not affect FUNC's historical results for the periods indicated. Pro forma financial information is intended to show how the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger might have affected historical financial statements if the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger had been consummated at an earlier time. The pro forma combined selected financial information does not purport to be indicative of the results that actually would have been realized had the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger taken place at the beginning of the applicable periods indicated, nor is it indicative of the combined financial position or results of operations for future periods.
                                       13

                                                            SIX MONTHS ENDED
                                                                JUNE 30,                       YEARS ENDED DECEMBER 31,
                                                           1995          1994         1994         1993         1992         1991
FUNC (HISTORICAL)
CONSOLIDATED SUMMARIES OF INCOME
  (In thousands except per share data)
  Interest income.....................................  $ 3,000,417    2,397,814    5,094,661    4,556,332    4,479,385    4,647,440
  Interest expense....................................    1,406,547      919,916    2,060,946    1,790,439    2,020,968    2,742,996
  Net interest income.................................    1,593,870    1,477,898    3,033,715    2,765,893    2,458,417    1,904,444
  Provision for loan losses...........................       76,500       50,000      100,000      221,753      414,708      648,284
  Net interest income after provision for loan
    losses............................................    1,517,370    1,427,898    2,933,715    2,544,140    2,043,709    1,256,160
  Securities available for sale transactions..........        4,878        1,365      (11,507)      25,767       34,402           --
  Investment security transactions....................        1,450        1,309        4,006        7,435       (2,881)     155,048
  Noninterest income..................................      628,042      551,792    1,166,470    1,165,086    1,032,651      914,511
  Noninterest expense.................................    1,399,441    1,291,061    2,677,228    2,521,647    2,526,678    1,905,918
  Income before income taxes..........................      752,299      691,303    1,415,456    1,220,781      581,203      419,801
  Income taxes........................................      266,254      239,224      490,076      403,260      196,152       71,070
  Net income..........................................      486,045      452,079      925,380      817,521      385,051      348,731
  Dividends on preferred stock........................        7,029       11,927       25,353       24,900       31,979       34,570
  Net income applicable to common stockholders before
    redemption premium................................      479,016      440,152      900,027      792,621      353,072      314,161
  Redemption premium on preferred stock...............           --           --       41,355           --           --           --
  Net income applicable to common stockholders after
    redemption premium................................  $   479,016      440,152      858,672      792,621      353,072      314,161
PER COMMON SHARE DATA
  Net income before redemption premium................  $      2.77         2.59         5.22         4.73         2.23         2.24
  Net income after redemption premium.................         2.77         2.59         4.98         4.73         2.23         2.24
  Cash dividends......................................          .92          .80         1.72         1.50         1.28         1.12
  Book value..........................................        33.39        29.54        30.66        28.90        25.25        23.23
CASH DIVIDENDS PAID ON COMMON STOCK
  (In thousands)......................................      158,418      135,520      297,902      243,845      167,601      126,029
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
  (In thousands)
  Assets..............................................   83,101,612   72,604,401   77,313,505   70,786,969   63,828,031   59,273,177
  Loans, net of unearned income.......................   60,020,507   48,925,495   54,029,752   46,876,177   41,923,767   41,383,580
  Deposits............................................   58,842,024   53,772,260   58,958,273   53,742,411   49,150,965   47,176,223
  Long-term debt......................................    5,376,283    3,129,444    3,428,514    3,061,944    3,151,260    2,630,930
  Preferred stockholders' equity......................           --      284,041           --      284,041      297,215      397,356
  Common stockholders' equity.........................    5,736,847    5,104,540    5,397,517    4,923,584    4,161,948    3,463,441
  Total stockholders' equity..........................  $ 5,736,847    5,388,581    5,397,517    5,207,625    4,459,163    3,860,797
  Preferred shares outstanding........................           --        6,318           --        6,318        6,846       10,851
  Common shares outstanding...........................      171,837      172,797      176,034      170,338      164,849      149,112
CONSOLIDATED AVERAGE BALANCE SHEET ITEMS
  (In thousands)
  Assets..............................................  $78,881,692   71,088,849   72,670,694   68,101,222   61,145,974   55,095,439
  Loans, net of unearned income.......................   56,153,699   46,775,003   49,055,215   43,631,410   41,270,991   37,314,358
  Deposits............................................   57,464,423   52,147,743   53,244,751   50,248,848   47,173,706   40,482,433
  Long-term debt......................................    4,264,879    3,143,570    3,213,607    3,006,560    2,789,653    2,187,595
  Common stockholders' equity*........................    5,611,065    5,062,377    5,282,412    4,550,048    3,889,256    3,131,716
  Total stockholders' equity*.........................  $ 5,611,065    5,346,417    5,554,390    4,839,397    4,213,896    3,467,437
  Common shares outstanding...........................      172,745      169,689      172,543      167,692      158,683      140,003
CONSOLIDATED PERCENTAGES
  Net income applicable to common stockholders before
    redemption premium to average common stockholders'
    equity............................................        17.22%**      17.53**      17.04       17.42         9.08        10.03
  Net income applicable to common stockholders after
    redemption premium to average common stockholders'
    equity............................................        17.22**      17.53**      16.26        17.42         9.08        10.03
  Net income to:
    Average total stockholders' equity................        17.47**      17.05**      16.66        16.89         9.14        10.06
    Average assets....................................         1.24**       1.28**       1.27         1.20          .63          .63
  Average stockholders' equity to average assets......         6.96         7.01         7.52         7.11         6.89         6.29
  Allowance for loan losses to:
    Net loans.........................................         1.61         2.06         1.81         2.18         2.24         2.06
    Nonaccrual and restructured loans.................          222          192          245          147           96           72
    Nonperforming assets..............................          170          152          175          111           70           50
  Net charge-offs to average net loans................          .38**        .27**        .33          .58          .86         1.48
  Nonperforming assets to loans, net and foreclosed
    properties........................................          .95         1.35         1.03         1.95         3.19         4.10
  Capital ratios:***
    Tier 1 capital....................................         6.86         9.30         7.76         9.14         9.22         7.56
    Total capital.....................................        11.58        14.68        12.94        14.64        14.31        11.76
    Leverage..........................................         5.74         6.67         6.12         6.13         6.55         5.31
  Net interest margin.................................         4.61%**       4.78**       4.77        4.78         4.77         4.08

                                                           1990
FUNC (HISTORICAL)
CONSOLIDATED SUMMARIES OF INCOME
  (In thousands except per share data)
  Interest income.....................................   4,829,520
  Interest expense....................................   3,094,334
  Net interest income.................................   1,735,186
  Provision for loan losses...........................     425,409
  Net interest income after provision for loan
    losses............................................   1,309,777
  Securities available for sale transactions..........          --
  Investment security transactions....................       7,884
  Noninterest income..................................     690,672
  Noninterest expense.................................   1,680,973
  Income before income taxes..........................     327,360
  Income taxes........................................      64,993
  Net income..........................................     262,367
  Dividends on preferred stock........................      33,868
  Net income applicable to common stockholders before
    redemption premium................................     228,499
  Redemption premium on preferred stock...............          --
  Net income applicable to common stockholders after
    redemption premium................................     228,499
PER COMMON SHARE DATA
  Net income before redemption premium................        1.68
  Net income after redemption premium.................        1.68
  Cash dividends......................................        1.08
  Book value..........................................       21.81
CASH DIVIDENDS PAID ON COMMON STOCK
  (In thousands)......................................     116,696
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
  (In thousands)
  Assets..............................................  54,588,410
  Loans, net of unearned income.......................  36,050,719
  Deposits............................................  38,194,268
  Long-term debt......................................   1,850,860
  Preferred stockholders' equity......................     317,011
  Common stockholders' equity.........................   2,983,361
  Total stockholders' equity..........................   3,300,372
  Preferred shares outstanding........................       7,293
  Common shares outstanding...........................     136,777
CONSOLIDATED AVERAGE BALANCE SHEET ITEMS
  (In thousands)
  Assets..............................................  52,124,595
  Loans, net of unearned income.......................  35,877,585
  Deposits............................................  36,209,083
  Long-term debt......................................   1,587,497
  Common stockholders' equity*........................   2,937,441
  Total stockholders' equity*.........................   3,244,473
  Common shares outstanding...........................     135,622
CONSOLIDATED PERCENTAGES
  Net income applicable to common stockholders before
    redemption premium to average common stockholders'
    equity............................................        7.78
  Net income applicable to common stockholders after
    redemption premium to average common stockholders'
    equity............................................        7.78
  Net income to:
    Average total stockholders' equity................        8.09
    Average assets....................................         .50
  Average stockholders' equity to average assets......        6.22
  Allowance for loan losses to:
    Net loans.........................................        1.95
    Nonaccrual and restructured loans.................          77
    Nonperforming assets..............................          56
  Net charge-offs to average net loans................         .68
  Nonperforming assets to loans, net and foreclosed
    properties........................................        3.42
  Capital ratios:***
    Tier 1 capital....................................        6.53
    Total capital.....................................       10.83
    Leverage..........................................        4.90
  Net interest margin.................................        3.99

  * Average common stockholders' equity and total stockholders' equity exclude net unrealized losses on debt and equity securities in 1995 and 1994.
 ** Annualized.
*** Risk-based capital ratio guidelines require a minimum ratio of Tier 1 capital to risk-weighted assets of four percent and total capital to risk-weighted assets of eight percent. The minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets is from three to five percent. Capital ratios are not restated for pooling of interests acquisitions. The capital ratios for FUNC and for RSFC are based on risk-weighted assets pursuant to the requirements of their respective primary federal regulators, which requirements differ in certain respects.
                                       14

                                                                             SIX
                                                                           MONTHS
                                                                            ENDED             YEARS ENDED DECEMBER 31,
                                                                        JUNE 30, 1995    1994      1993      1992      1991
RSFC (HISTORICAL)
CONSOLIDATED SUMMARIES OF OPERATIONS
  (In thousands)
  Interest income.....................................................    $  30,365      53,468    52,065    60,184    70,450
  Interest expense....................................................       17,296      27,121    27,418    34,668    47,815
  Net interest income.................................................       13,069      26,347    24,647    25,516    22,635
  Provision for loan losses...........................................          250         400       625     1,881     1,925
  Net interest income after provision for loan losses.................       12,819      25,947    24,022    23,635    20,710
  Security and loan transactions......................................          279        (162)      376     2,114       (18)
  Noninterest income..................................................        2,005       4,124     4,004     3,562     3,373
  Noninterest expense.................................................       10,171      20,242    20,118    22,295    18,150
  Income (loss) before income taxes (benefit).........................        4,932       9,667     8,284     7,016     5,915
  Income taxes (benefit)..............................................        1,966       3,766     3,059     2,972     3,058
  Net income (loss)...................................................    $   2,966       5,901     5,225     4,044     2,857
PER COMMON SHARE DATA
  Net income (loss) -- primary........................................    $    1.02        1.99      1.68      1.29       .90
  Net income (loss) -- fully-diluted..................................         1.01        1.98      1.67      1.29       .90
  Cash dividends......................................................          .30         .54       .44       .20        --
  Book value..........................................................        25.82       23.34     23.25     21.84     20.62
CASH DIVIDENDS PAID ON COMMON STOCK
  (In thousands)......................................................          838       1,556     1,342       624        --
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
  (In thousands)
  Assets..............................................................    $ 807,690     787,176   709,797   731,916   773,930
  Loans, net of unearned income.......................................      534,451     508,495   510,203   555,598   604,157
  Deposits............................................................      635,846     624,566   623,002   639,537   671,496
  Long-term debt......................................................       92,137      93,414    15,801    21,830    34,627
  Common stockholders' equity.........................................       72,409      65,707    68,093    67,748    64,931
  Total stockholder's equity..........................................    $  72,409      65,707    68,093    67,748    64,931
  Common shares outstanding...........................................        2,805       2,815     2,929     3,102     3,148
CONSOLIDATED AVERAGE BALANCE SHEET ITEMS
  (In thousands)
  Assets..............................................................    $ 798,805     745,590   717,946   751,857   777,740
  Loans, net of unearned income.......................................      534,451     501,570   520,924   582,831   621,940
  Deposits............................................................      613,834     611,102   625,063   653,101   677,606
  Long-term debt......................................................      110,292      59,618    20,236    24,219    28,555
  Common stockholders' equity.........................................       70,568      69,009    67,902    66,651    64,151
  Total stockholders' equity..........................................    $  70,568      69,009    67,902    66,651    64,151
  Common shares outstanding -- primary................................        2,904       2,962     3,116     3,128     3,189
  Common shares outstanding -- fully-diluted..........................        2,929       2,974     3,134     3,128     3,189
CONSOLIDATED PERCENTAGES
  Net income (loss) applicable to common stockholders to
    average common stockholders' equity...............................         8.47%*      8.87*     7.64      6.07      4.47
  Net income (loss) to:
    Average stockholders' equity......................................         8.47*       8.87*     7.64      6.07      4.47
    Average assets....................................................          .74         .79       .72       .54       .37
  Average stockholders' equity to average assets......................         8.83        9.26      9.46      8.86      8.24
  Allowance for loan losses to:
    Net loans.........................................................          .54         .57       .94       .89       .71
    Nonaccrual and restructured loans.................................          104          94       117        70        31
    Nonperforming assets..............................................           28          27        29        24        13
  Net charge-offs to average net loans................................          .01*        .02*      .15       .21       .49
  Nonperforming assets to loans, net and foreclosed properties........         1.92        2.08      3.20      3.69      5.38
  Capital ratios:**
    Tier 1 capital....................................................         7.97        7.78      8.43      8.09      6.84
    Total capital.....................................................         7.97        7.78      8.43      8.09      6.84
    Leverage..........................................................        15.64%      16.34     16.39     15.53     10.99

                                                                         1990
RSFC (HISTORICAL)
CONSOLIDATED SUMMARIES OF OPERATIONS
  (In thousands)
  Interest income.....................................................   74,364
  Interest expense....................................................   52,898
  Net interest income.................................................   21,466
  Provision for loan losses...........................................    6,255
  Net interest income after provision for loan losses.................   15,211
  Security and loan transactions......................................      386
  Noninterest income..................................................    3,640
  Noninterest expense.................................................   20,217
  Income (loss) before income taxes (benefit).........................     (980)
  Income taxes (benefit)..............................................      124
  Net income (loss)...................................................   (1,104)
PER COMMON SHARE DATA
  Net income (loss) -- primary........................................     (.33)
  Net income (loss) -- fully-diluted..................................     (.33)
  Cash dividends......................................................       --
  Book value..........................................................    19.37
CASH DIVIDENDS PAID ON COMMON STOCK
  (In thousands)......................................................       --
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
  (In thousands)
  Assets..............................................................  776,963
  Loans, net of unearned income.......................................  646,426
  Deposits............................................................  666,936
  Long-term debt......................................................   44,482
  Common stockholders' equity.........................................   62,769
  Total stockholder's equity..........................................   62,769
  Common shares outstanding...........................................    3,240
CONSOLIDATED AVERAGE BALANCE SHEET ITEMS
  (In thousands)
  Assets..............................................................  786,917
  Loans, net of unearned income.......................................  643,818
  Deposits............................................................  667,404
  Long-term debt......................................................   40,934
  Common stockholders' equity.........................................   65,709
  Total stockholders' equity..........................................   65,709
  Common shares outstanding -- primary................................    3,364
  Common shares outstanding -- fully-diluted..........................    3,364
CONSOLIDATED PERCENTAGES
  Net income (loss) applicable to common stockholders to
    average common stockholders' equity...............................    (1.72)
  Net income (loss) to:
    Average stockholders' equity......................................    (1.72)
    Average assets....................................................     (.14)
  Average stockholders' equity to average assets......................     8.35
  Allowance for loan losses to:
    Net loans.........................................................      .68
    Nonaccrual and restructured loans.................................       30
    Nonperforming assets..............................................       17
  Net charge-offs to average net loans................................      .43
  Nonperforming assets to loans, net and foreclosed properties........     4.92
  Capital ratios:**
    Tier 1 capital....................................................     6.35
    Total capital.....................................................     6.35
    Leverage..........................................................    10.06

 * Annualized.
** The capital ratios for RSFC and for FUNC are based on risk-weighted assets pursuant to the requirements of their respective primary federal regulators, which requirements differ in certain respects.
                                       15

FUNC AND RSFC
PRO FORMA COMBINED SELECTED FINANCIAL DATA*

                                                                                                                 AS OF AND FOR
                                                                                           SIX MONTHS ENDED     THE YEAR ENDED
                                                                                            JUNE 30, 1995      DECEMBER 31, 1994
CONSOLIDATED SUMMARIES OF INCOME
  (In thousands)
  Interest income.......................................................................     $  3,026,787           5,142,527
  Interest expense......................................................................        1,423,843           2,088,067
  Net interest income...................................................................        1,602,944           3,054,460
  Provision for loan losses.............................................................           76,750             100,400
  Net interest income after provision for loan losses...................................        1,526,194           2,954,060
  Securities available for sale transactions............................................            5,157            (11,669)
  Investment security transactions......................................................            1,450               4,006
  Noninterest income....................................................................          630,047           1,170,594
  Noninterest expense...................................................................        1,412,081           2,702,712
  Income before income taxes............................................................          750,767           1,414,279
  Income taxes..........................................................................          266,276             490,834
  Net income............................................................................          484,491             923,445
  Dividends on preferred stock..........................................................            7,029              25,353
  Net income applicable to common stockholders before redemption premium................          477,462             898,092
  Redemption premium on preferred stock.................................................               --              41,355
  Net income applicable to common stockholders after redemption premium.................     $    477,462             856,737
PER COMMON SHARE DATA
  Net income applicable to common stockholders before redemption premium................     $       2.76                5.20
  Net income applicable to common stockholders after redemption premium.................             2.76                4.97
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
  (In thousands)
  Assets................................................................................       83,840,781          78,039,326
  Loans, net of unearned income.........................................................       60,554,958          54,538,247
  Deposits..............................................................................       59,477,870          59,582,839
  Long-term debt........................................................................        5,468,420           3,521,928
  Common stockholders' equity...........................................................        5,732,699           5,393,802
  Total stockholders' equity............................................................     $  5,732,699           5,393,802
CONSOLIDATED PERCENTAGES
  Allowance for loan losses to:
     Net loans..........................................................................             1.61%               1.80
     Nonperforming assets...............................................................              168                 173
  Net charge-offs to average net loans..................................................              .38**               .33
  Nonperforming assets to loans, net and foreclosed properties..........................              .95%               1.04


 * See "PRO FORMA FINANCIAL INFORMATION".
** Annualized.
                                       16

FUNC AND THE PURCHASE ACQUISITIONS (INCLUDING RSFC)
PRO FORMA COMBINED SELECTED FINANCIAL DATA*

                                                                                           SIX MONTHS ENDED       YEAR ENDED
                                                                                            JUNE 30, 1995      DECEMBER 31, 1994
CONSOLIDATED SUMMARIES OF INCOME
  (In thousands)
  Interest income.......................................................................     $  3,337,895           5,800,981
  Interest expense......................................................................        1,647,243           2,514,910
  Net interest income...................................................................        1,690,652           3,286,071
  Provision for loan losses.............................................................           80,630             101,643
  Net interest income after provision for loan losses...................................        1,610,022           3,184,428
  Securities available for sale transactions............................................            1,199              (8,860)
  Investment security transactions......................................................            1,450               4,006
  Noninterest income....................................................................          657,381           1,221,488
  Noninterest expense...................................................................        1,598,868           3,000,398
  Income before income taxes............................................................          671,184           1,400,664
  Income taxes..........................................................................          247,535             487,660
  Net income............................................................................          423,649             913,004
  Dividends on preferred stock..........................................................            7,029              25,353
  Net income applicable to common stockholders before redemption premium................          416,620             887,651
  Redemption premium on preferred stock.................................................               --              41,355
  Net income applicable to common stockholders after redemption premium.................     $    416,620             846,296
PER COMMON SHARE DATA
  Net income applicable to common stockholders before redemption premium................     $       2.32                5.06
  Net income applicable to common stockholders after redemption premium.................             2.32                4.82
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
  (In thousands)
  Assets................................................................................       90,879,217          88,423,716
  Loans, net of unearned income.........................................................       65,589,948          62,217,003
  Deposits..............................................................................       64,166,837          67,055,831
  Long-term debt........................................................................        5,624,112           4,524,214
  Stockholders' equity..................................................................     $  6,050,144           5,458,336
CONSOLIDATED PERCENTAGES
  Allowance for loan losses to:
     Net loans..........................................................................             1.55%               1.68
     Nonperforming assets...............................................................              153                 140
  Net charge-offs to average net loans..................................................              .36**               .30
  Nonperforming assets to loans, net and foreclosed properties..........................             1.01%               1.20

 * See "PRO FORMA FINANCIAL INFORMATION".
** Annualized.
                                       17

FUNC, THE PURCHASE ACQUISITIONS (INCLUDING RSFC) AND FFB
PRO FORMA COMBINED SELECTED FINANCIAL DATA*

                                         SIX MONTHS ENDED
(DOLLARS IN THOUSANDS,                       JUNE 30,                                YEARS ENDED DECEMBER 31,
EXCEPT PER SHARE DATA)                  1995          1994          1994          1993          1992         1991         1990
Interest income....................  $ 4,493,006     3,434,281     7,937,133     6,601,528    6,608,666    7,031,400    7,549,088
Interest expense...................    2,112,573     1,254,749     3,246,946     2,481,952    2,941,680    4,070,885    4,806,471
Net interest income................    2,380,433     2,179,532     4,690,187     4,119,576    3,666,986    2,960,515    2,742,617
Provision for loan losses..........      100,630        94,000       180,643       369,753      642,708      946,284      923,409
Net interest income after provision
  for loan losses..................    2,279,803     2,085,532     4,509,544     3,749,823    3,024,278    2,014,231    1,819,208
Securities available for sale
  transactions.....................       15,242        10,173         8,860        25,767       34,402           --           --
Investment security transactions...        1,450         1,309         4,006        14,452        1,944      208,614       32,271
Noninterest income.................      864,592       738,949     1,620,712     1,541,569    1,360,202    1,254,635    1,028,755
Noninterest expense................    2,135,961     1,816,102     4,070,027     3,536,346    3,443,524    2,777,665    2,564,124
Income before income taxes.........    1,025,126     1,019,861     2,073,095     1,795,265      977,302      699,815      316,110
Income taxes.......................      373,284       347,323       709,028       578,912      278,514      129,843       59,868
Net income.........................      651,842       672,538     1,364,067     1,216,353      698,788      569,972      256,242
Dividends on preferred stock.......       17,350        22,204        46,020        45,553       53,040       51,746       47,151
Net income applicable to common
  stockholders before redemption
  premium..........................      634,492       650,334     1,318,047     1,170,800      645,748      518,226      209,091
Redemption premium on preferred
  stock............................           --            --        41,355            --           --           --           --
Net income applicable to common
  stockholders after redemption
  premium..........................  $   634,492       650,334     1,276,692     1,170,800      645,748      518,226      209,091
PRO FORMA PER COMMON SHARE DATA
  Net income applicable to common
    stockholders before redemption
    premium........................  $      2.22          2.32          4.63          4.30         2.53         2.34          .97
  Net income applicable to common
    stockholders after redemption
    premium........................         2.22          2.32          4.48          4.30         2.53         2.34          .97
CONSOLIDATED PERIOD-END BALANCE
  SHEET ITEMS
  (In thousands)
  Assets...........................  126,240,998   106,512,707   124,639,412   104,549,554   95,308,328   89,488,406   83,698,754
  Loans, net of unearned income....   89,589,095    70,533,561    86,018,244    68,263,088   60,301,462   58,725,097   54,581,023
  Deposits.........................   92,985,760    81,214,406    95,962,683    81,885,433   76,155,800   72,394,773   61,274,378
  Long-term debt...................    6,300,862     3,942,321     5,337,837     3,675,002    3,732,768    3,549,815    2,967,847
  Stockholders' equity.............  $ 8,989,461     8,208,885     8,335,311     7,946,053    6,716,813    5,805,579    4,782,825
CONSOLIDATED PERCENTAGES
  Allowance for loan losses to:
    Net loans......................         1.76%         2.27          1.91          2.38         2.57         2.49         2.31
    Nonperforming assets...........          168           147           153           115           76           55           58
  Net charge-offs to average net
    loans..........................          .39**         .36**         .37           .78         1.03         1.53         1.05
  Nonperforming assets to loans,
    net and foreclosed
    properties.....................         1.05%         1.53          1.25          2.06         3.36         4.45         3.91

 * See "PRO FORMA FINANCIAL INFORMATION".
** Annualized.
                                       18

                              RECENT DEVELOPMENTS
CERTAIN FINANCIAL DATA FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1995
  FUNC

     FUNC's earnings applicable to common stockholders were $255 million in the third quarter of 1995, up from $249 million in the second quarter of 1995 and $235 million in the third quarter a year ago. On a per common share basis, earnings increased to $1.50, compared with $1.45 in the second quarter of 1995 and $1.35 in the third quarter a year ago.


     FUNC had a return on average assets of 1.16 percent and a return on average common stockholders' equity of 17.71 percent in the third quarter of 1995, compared with 1.25 percent and 17.71 percent, respectively, in the second quarter of 1995, and 1.31 percent and 17.29 percent, respectively, in the third quarter of 1994.


     In the first nine months ended September 30, 1995, net income applicable to common stockholders was $734 million, or $4.27 per share, compared with $675 million, or $3.94 per share, in the first nine months of 1994.


     Tax-equivalent net interest income increased to $860 million from $836 million in the second quarter of 1995 and $799 million in the third quarter of 1994.


     Nonperforming assets were $562 million, or .91 percent of loans and foreclosed properties, at September 30, 1995, compared with $569 million, or .95 percent, at June 30, 1995, and $654 million, or 1.26 percent, at September 30, 1994. Annualized net charge-offs as a percentage of average net loans were .32 percent in the third quarter of 1995, compared with .44 percent in the second quarter of 1995 and .38 percent in the third quarter of 1994. The loan loss provision was $49 million in the third quarter of 1995, compared with $44 million in the second quarter of 1995 and $25 million in the third quarter of 1994.


     Net loans at September 30, 1995, were $61.8 billion, compared with $60.0 billion at the end of the second quarter of 1995 and $51.6 billion a year ago. Deposits were $59.8 billion at September 30, 1995, compared with $53.7 billion a year ago. Total stockholders' equity was $5.7 billion at September 30, 1995, compared with $5.6 billion a year ago. At September 30, 1995, FUNC had assets of $86.8 billion.


     See "FUNC -- Certain Regulatory Considerations; FDIC INSURANCE
ASSESSMENTS".

  RSFC

     RSFC's earnings were $1.24 million for the third quarter of 1995, down from $1.41 million in the quarter ended September 30, 1994. Earnings per common share were $.42 for the quarter, compared with $.48 in the third quarter of 1994. For the nine months ended September 30, 1995, net income was $4.21 million, or $1.43 per share on a fully diluted basis, compared with $4.25 million, or $1.42 per share, for the comparable period in 1994.


     For the nine months ended September 30, 1995, RSFC's return on average assets was .70 percent and its return on average stockholders' equity was 7.90 percent. For the first nine months of 1994, returns on average assets and average stockholders' equity were .77 percent and 8.43 percent, respectively.


     The decline in RSFC's earnings for the quarter and nine months ended September 30, 1995, is principally attributable to a slight decrease in net interest income and to certain expenses related to and in anticipation of the Mergers.


     Nonperforming assets were $10.2 million, or 1.30 percent of consolidated assets at September 30, 1995, compared with $10.7 million at December 31, 1994.


     Net loans at September 30, 1995, were $544 million, compared with $502 million at December 31, 1994. Deposits were $642 million at September 30, 1995, compared with $625 million at December 31, 1994. Total stockholders' equity was $73.2 million at September 30, 1995, compared with $65.7 million at December 31, 1994. At September 30, 1995, RSFC had assets of $786 million.

FFB MERGER
     On June 18, 1995, FUNC entered into the FFB Merger Agreement, which provides, among other things, for (i) the merger of FFB with and into a wholly-owned subsidiary of FUNC, (ii) the exchange of each outstanding share of FFB common stock for 1.35 shares of FUNC Common Stock, subject to possible increase in certain circumstances, and (iii) the exchange of each share of the three outstanding series of FFB preferred stock for one share of one of three corresponding
                                       19
new series of FUNC's Class A Preferred Stock having substantially identical terms as the relevant series of FFB preferred stock, all subject to the terms and conditions contained in the the FFB Merger Agreement.
     In connection with the execution of the FFB Merger Agreement, FFB granted an option to FUNC to purchase, under certain circumstances, up to 19.9 percent of the outstanding shares of FFB common stock at a per share exercise price equal to $59.00, and FUNC granted an option to FFB to purchase, under certain circumstances, up to 19.9 percent of the outstanding shares of FUNC Common Stock at a per share exercise price equal to $45.625.

     Also, in connection with the execution of the FFB Merger Agreement, Banco Santander, S.A. ("Santander"), the owner of approximately 30 percent of the outstanding shares of FFB common stock, agreed, among other things, to vote the FFB shares held by it in favor of the FFB Merger Agreement. Following consummation of the FFB Merger, Santander is expected to own approximately 11 percent of the outstanding shares of FUNC Common Stock. The required FUNC and FFB stockholder approvals with respect to the FFB Merger were obtained on October 3, 1995.

     The FFB Merger, which will be accounted for as a pooling of interests, is expected to be consummated on or before January 1, 1996, subject to the receipt of regulatory approvals and to other conditions set forth in the FFB Merger Agreement. No assurance can be given that the FFB Merger will be consummated or as to the timing of such consummation.
     Based on the $47.625 closing price of FUNC Common Stock on the NYSE Tape on June 16, 1995, the transaction would be valued at approximately $5.4 billion and represent a purchase price of $64.29 for each share of FFB common stock.

     Prior to consummation of the FFB Merger, FFB and FUNC may purchase up to
5.5 million shares of FFB common stock or 7.4 million shares of FUNC Common Stock, or some combination of the two. Approximately 105 million shares of FUNC Common Stock are expected to be issued in the FFB Merger (net of the foregoing purchases). From June 19, 1995 to the date of this Prospectus/Proxy Statement,
8.4 million shares of FUNC Common Stock have been purchased by FUNC at a cost of $411 million, 2.9 million shares of FFB common stock have been purchased by FUNC at a cost of $181 million, and 250,000 shares of FFB series B convertible preferred stock have been purchased by FUNC at a cost of $12 million. The shares of FUNC Common Stock purchased by FUNC include shares purchased in connection with certain of the Purchase Acquisitions. See Notes (3) and (4) to "PRO FORMA FINANCIAL INFORMATION".

     Following consummation of the FFB Merger, the current Chairman and Chief Executive Officer of FFB, Anthony P. Terracciano, will join Edward E. Crutchfield and John R. Georgius in an "Office of the Chairman" of FUNC. Mr. Crutchfield will continue to serve as Chairman and Chief Executive Officer, Mr. Georgius, the current President of FUNC, will serve as Vice Chairman and Mr. Terracciano will serve as President of FUNC. Additionally, six FFB directors, including Mr. Terracciano and a representative of Santander, will join the FUNC Board of Directors following consummation of the FFB Merger.
     See "PRO FORMA FINANCIAL INFORMATION".
1995 AND 1996 EARNINGS ESTIMATES
     FUNC estimates stand-alone earnings for 1995 and 1996 of approximately $5.75 and $6.55 in net income per share of FUNC Common Stock, respectively. These estimates are based on several assumptions, including FUNC management's expectations for its existing markets and for the Purchase Acquisitions (including the Corporate Merger), in addition to certain other purchase accounting acquisitions that were completed in 1994. See Note (4) to "PRO FORMA FINANCIAL INFORMATION".
     FUNC also estimates post-FFB Merger net income per share of FUNC Common Stock of approximately $5.29 for 1995, and approximately $6.31 for 1996. These estimates exclude a currently estimated after-tax FFB Merger-related charge of approximately $270 million, or $.97 per share of FUNC Common Stock, which will be recorded in the appropriate period based on the consummation date of the FFB Merger. The FUNC estimates of post-FFB Merger earnings for 1995 and 1996 are based, in part, on estimated stand-alone earnings for FFB for 1995 and 1996 of approximately $5.45 and $5.90, respectively, in fully-diluted net income per share of FFB common stock. As is the case with the FUNC stand-alone estimates, the estimates for FFB are based on several assumptions, including expectations for its existing markets. The FUNC post-FFB Merger estimates are based on several assumptions in addition to the assumptions referred to above with respect to the stand-alone earnings estimates for FUNC and FFB, including, without limitation, the following:
     (Bullet) The FFB Merger will be consummated on or before January 1, 1996.
                                       20

     (Bullet) FUNC will have average shares of FUNC Common Stock outstanding of approximately 279 million in 1995 and 284 million in 1996, including an estimated 105 million shares to be issued in the FFB Merger (net of the purchases referred to above under " -- FFB Merger").
     (Bullet) Before-tax expense savings relating to the FFB Merger of approximately $16 million in 1995 and $106 million in 1996, or approximately $10 million and $64 million, respectively, after tax. These estimates assume that approximately five percent of combined FUNC/FFB's pre-FFB Merger annual expenses, are eliminated within 18 months of the effective date of the FFB Merger.
     (Bullet) Before-tax revenue enhancements relating to the FFB Merger of approximately $79 million in 1996, or approximately $48 million after tax. These estimates are primarily based on an analysis of fee income generating products currently offered by FUNC which either are not offered by FFB or are offered on a more limited basis by FFB.
     (Bullet) Before-tax earnings resulting from excess capital generated by the FFB Merger of approximately $25 million in 1996, or approximately $15 million after tax. These estimates assume that all tangible common equity generated by the FFB Merger in excess of 5.50 percent is converted into assets which earn a 100 basis points before-tax spread, or a 60 basis points after-tax spread.
     The estimated $270 million FFB Merger-related charge is summarized below:

(In millions, after tax)
Severance and change in control related obligations...........................................   $ 105
Fixed asset write-downs and vacant space accrual..............................................      40
Accelerated disposition of owned real estate..................................................      30
Service contract terminations.................................................................      30
Professional fees.............................................................................      30
Other.........................................................................................      35
Total.........................................................................................   $ 270

     The FFB Merger-related charge includes approximately $65 million in non-cash charges. Cash payments included in the FFB Merger-related charge are expected to be completed by the end of the second quarter of 1996. The "Other" category includes FFB Merger-related amounts, none of which exceeds $8 million. The amounts included in the $270 million FFB Merger-related charge are subject to change prior to the consummation date for the FFB Merger. The estimates include assumptions about the timing and number of employees that will be voluntarily or involuntarily terminated. Changes in those assumptions could result in a change in the FFB Merger-related charge.
     Like all estimates of the type indicated above, there are many factors, such as changes in economic or competitive conditions, changes in legislation or regulation, or the failure of any of the underlying assumptions to be correct, that are beyond FUNC's and FFB's control. These factors could affect actual results. As a result, and because of the subjective aspect of any estimate, there are likely to be differences between such estimates and the actual results, which could be material. These estimates are necessarily speculative in nature and no assurance can be given that these estimates will be realized.
                              GENERAL INFORMATION
GENERAL

     This Prospectus/Proxy Statement is being furnished by RSFC to its stockholders as a Proxy Statement in connection with the solicitation of proxies by the RSFC Board for use at the Special Meeting to be held on November 20, 1995, and any adjournments or postponements thereof, to consider and vote upon a proposal to approve the Merger Agreement.

     This document is also furnished by FUNC to the holders of RSFC Common Stock as a prospectus in connection with the issuance by FUNC of the FUNC Common Shares upon consummation of the Corporate Merger.
     Directors, officers and employees of RSFC and FUNC may solicit proxies from RSFC stockholders, either personally or by telephone, telegraph or other forms of communication. Such persons will receive no additional compensation for such services. RSFC may retain a firm to assist in soliciting proxies and to send proxy materials to brokerage houses and other custodians, nominees and fiduciaries for transmittal to their principals, at a cost not expected to exceed $7,500, plus out-of-pocket expenses. All expenses associated with the solicitation of proxies in the form enclosed will be borne by the party incurring the same, except for printing expenses, which will be shared equally between FUNC and RSFC.
                                       21

     THE RSFC BOARD HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT, BELIEVES THE MERGER AGREEMENT IS IN THE BEST INTERESTS OF RSFC AND ITS STOCKHOLDERS AND IS FAIR TO THE STOCKHOLDERS, AND RECOMMENDS APPROVAL OF THE MERGER AGREEMENT BY RSFC STOCKHOLDERS. SEE "THE MERGER -- BACKGROUND AND REASONS; RSFC".
RECORD DATE; VOTE REQUIRED; REVOCATION OF PROXIES

     The RSFC Board has fixed October 17, 1995, as the Record Date for determining stockholders entitled to notice of and to vote at the Special Meeting, and accordingly, only holders of RSFC Common Stock of record at the close of business on that day will be entitled to notice of and to vote at the Special Meeting. The number of shares of RSFC Common Stock outstanding on the Record Date was 2,804,780, each of such shares being entitled to one vote. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares is necessary to constitute a quorum at the Special Meeting. Abstentions and broker non-votes (I.E., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons as to certain proposals on which such beneficial owners or persons are entitled to vote their shares but with respect to which the brokers or nominees have no discretionary power to vote without such instructions) will be treated as shares present at the Special Meeting for purposes of determining the presence of a quorum. Approval of the Merger Agreement requires the affirmative vote of at least a majority of the votes entitled to be cast at the Special Meeting by the holders of RSFC Common Stock. Therefore, abstentions and broker non-votes will have the same effect as votes against approval of the Merger Agreement.


     The directors and executive officers of RSFC (including certain of their related interests) beneficially owned, as of the Record Date, and are entitled to vote at the Special Meeting 252,450 shares of RSFC Common Stock, which represents 9.0 percent of the outstanding shares of RSFC Common Stock entitled to be voted at the Special Meeting. Assuming that the directors and executive officers of RSFC vote their shares of RSFC Common Stock in favor of approval of the Merger Agreement, approval of the Merger Agreement will require the affirmative vote of the holders of an additional 41.1 percent of the outstanding shares of RSFC Common Stock entitled to be voted at the Special Meeting in order for the Merger Agreement to be approved at the Special Meeting.

     After having been submitted, the enclosed proxy may be revoked by the person giving it, at any time before it is exercised, by: (i) submitting written notice of revocation of such proxy to the Secretary of RSFC; (ii) submitting a proxy having a later date; or (iii) appearing at the Special Meeting and requesting a return of the proxy. All shares represented by valid proxies will be exercised in the manner specified thereon. If no specification is made, such shares will be voted in favor of approval of the Merger Agreement and otherwise in the discretion of the proxyholders in accordance with their best judgement as to any other matters which may come before the Special Meeting, including among other things, a motion to adjourn or postpone the Special Meeting to another time and/or place for the purpose of soliciting additional proxies or otherwise; PROVIDED, HOWEVER, that no proxy which is voted against the proposal to adopt the Merger Agreement will be voted in favor of any such adjournment or postponement.
                                  THE MERGERS
     THE FOLLOWING INFORMATION RELATING TO THE MERGERS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT, INCLUDING THE ANNEXES HERETO, AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. A COPY OF THE MERGER AGREEMENT IS SET FORTH IN ANNEX A TO THIS PROSPECTUS/PROXY STATEMENT AND REFERENCE IS MADE THERETO FOR A COMPLETE DESCRIPTION OF THE TERMS OF THE MERGERS. STOCKHOLDERS OF RSFC ARE URGED TO READ THE MERGER AGREEMENT CAREFULLY.
GENERAL; EXCHANGE RATIO
     Under the terms of the Merger Agreement, RSFC would merge with and into FUNC and Raleigh Federal would merge with and into FUNB-NC. Upon consummation of the Corporate Merger, each outstanding share of RSFC Common Stock (excluding any Excluded Shares) would be converted, by virtue of the Corporate Merger, automatically and without any action on the part of the holder thereof, into the right to receive a number of shares of FUNC Common Stock equal to the Exchange Ratio (I.E. the the result obtained by dividing (i) $40.25 by (ii) the Average Closing Price). Each holder of RSFC Common Stock who would otherwise be entitled to a fractional share of FUNC Common Stock will receive cash in lieu thereof in an amount determined by multiplying (a) the last reported sale price per share of FUNC Common Stock on the NYSE Tape on the last trading day prior to the Effective Date by (b) the fraction of a share of FUNC Common Stock to which such holder would otherwise be entitled.
                                       22

     For purposes of certain pro forma computations in this Prospectus/Proxy Statement, a .8235 Exchange Ratio has been calculated using the closing price per share of FUNC Common Stock on the NYSE Tape on July 31, 1995 ($48.875), as if such closing price were the Average Closing Price. The actual Exchange Ratio will depend on the Average Closing Price and may be greater or less than .8235. The pro forma information would be different if the Average Closing Price results in an Exchange Ratio different from .8235.


     On the day following consummation of the Corporate Merger, or as soon thereafter as FUNB-NC may deem appropriate, the Bank Merger will be consummated.

EFFECTIVE DATE
     Subject to the conditions to the obligations of the parties to effect the Mergers and to certain other conditions set forth in the Merger Agreement, the Effective Date will occur on such date as FUNC notifies RSFC in writing not less than five days prior thereto, provided such date is not more than 30 days after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the Mergers will be consummated in the first quarter of 1996. If the Corporate Merger is consummated in such quarter, or in any other quarter, RSFC stockholders should not assume or expect that the Effective Date will precede the record date for the dividend on FUNC Common Stock for that quarter, so as to enable such stockholders to receive such dividend. The Board of Directors of either FUNC or RSFC may terminate the Merger Agreement if the Effective Date does not occur on or before April 1, 1996. See " -- Exchange of RSFC Certificates" and " -- Conditions to Consummation; Termination".
EXCHANGE OF RSFC CERTIFICATES
     As promptly as practicable after the Effective Date, FUNC will send or cause to be sent to each holder of record of RSFC Common Stock as of the Effective Date, transmittal materials for use in exchanging all of such holder's certificates representing RSFC Common Stock for a certificate or certificates representing the FUNC Common Shares to which such holder is entitled and a check for such holder's fractional share interest and any dividends to which such holder is entitled, as appropriate. The transmittal materials will contain information and instructions with respect to the surrender and exchange of such certificates.
     RSFC STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS.
     Upon surrender of all of the certificates for RSFC Common Stock registered in the name of a holder of such certificates (or indemnity satisfactory to FUNC and the exchange agent selected by FUNC if any of such certificates are lost, stolen or destroyed), together with a properly completed letter of transmittal, such exchange agent will mail to such holder a certificate or certificates representing the number of FUNC Common Shares to which such holder is entitled, together with all undelivered dividends or distributions in respect of such shares and, where applicable, a check for any fractional share interest (in each case, without interest).
     All FUNC Common Shares issued to the holders of RSFC Common Stock pursuant to the Corporate Merger will be deemed issued as of the Effective Date. After the Effective Date, former holders of record of RSFC Common Stock (other than holders of Dissenters' Shares) will be entitled to vote at any meeting of holders of FUNC Common Stock the number of FUNC Common Shares into which their shares of RSFC Common Stock have been converted, regardless of whether they have surrendered their RSFC Common Stock certificates. FUNC dividends having a record date on or after the Effective Date will include dividends on all FUNC Common Shares issued in the Corporate Merger, but no dividend or other distribution payable to the holders of record of FUNC Common Shares at or as of any time after the Effective Date will be distributed to the holder of any RSFC Common Stock certificates until such holder physically surrenders all such certificates as described above. Promptly after such surrender, all undelivered dividends and other distributions and, where applicable, a check for any fractional share interest, will be delivered to such holder, in each case, without interest. FUNC dividends having a record date before the Effective Date (which record date may, in FUNC's sole discretion, be the day immediately preceding the Effective Date or any other day prior to the Effective Date) will not include dividends on the FUNC Common Shares issued in the Corporate Merger. After the Effective Date, the stock transfer books of RSFC will be closed, and there will be no transfers on the transfer books of RSFC of the shares of RSFC Common Stock that were outstanding immediately prior to the Effective Date.
     The Merger Agreement provides that RSFC will use its best efforts to obtain on or before the date hereof from each person who may be deemed to be an "affiliate" (as defined in the Securities Act) an agreement restricting the disposition of
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
such affiliate's shares of RSFC Common Stock. The Merger Agreement further provides that shares of RSFC Common Stock held by an affiliate of RSFC will not be exchanged for FUNC Common Shares until FUNC receives such an agreement. BACKGROUND AND REASONS
  RSFC
     On March 9, 1995, RSFC received an unsolicited offer from First Citizens BancShares, Inc. ("First Citizens") to acquire RSFC for a combination of cash and First Citizens' Class A common stock. First Citizens valued the offer at $30.50 per share of RSFC Common Stock. In connection with its offer, First Citizens and certain other related parties (the "First Citizens Group") filed a
Schedule 13D with the Commission describing First Citizens' offer to acquire RSFC and the First Citizens Group's intent to purchase additional shares of RSFC Common Stock. At the time of the filing, the First Citizens Group owned 7.18 percent of the outstanding RSFC Common Stock. The First Citizens offer was to expire on March 27, 1995. Substantial publicity resulted from First Citizens' unsolicited actions.
     After receiving First Citizens' offer, the RSFC Board engaged Trident to assist it in evaluating and analyzing First Citizens' offer and other alternatives and opportunities available to RSFC, including, in addition to the possibility of a combination with another company, the possibility of remaining independent and adhering to RSFC's then-current business plan. On March 11, 1995, RSFC received a written indication of interest from FUNC for an acquisition of the outstanding shares of RSFC Common Stock in exchange for shares of FUNC Common Stock having a then-current market value of $34.00 per share of RSFC Common Stock. Additionally, five other banking corporations contacted RSFC after First Citizens' offer to indicate their interest in acquiring RSFC. On March 17, 1995, First Citizens amended its Schedule 13D to indicate that the First Citizens Group had purchased additional shares of RSFC Common Stock and as of March 17, 1995, owned 9.5 percent of the outstanding RSFC Common Stock.
     Trident met with the RSFC Board on March 15 and 23, 1995 to present analyses of RSFC's sale-of-control value and its potential for growth and profitability should RSFC decide to remain independent. Trident also presented its analyses of First Citizens' offer valued at $30.50 per share of RSFC Common Stock and the FUNC indication of interest valued at $34.00 per share of RSFC Common Stock. Trident advised the RSFC Board that it had estimated RSFC's sale-of-control value to be between $33.00 and $39.00 per share of RSFC Common Stock, and based on its valuation and in its opinion, First Citizens' offer was financially inadequate, but the FUNC expression of interest was within the range of the fair market value of RSFC. Trident further advised the RSFC Board that based on its analysis of RSFC's potential growth and profitability, it would be difficult for RSFC to remain independent and continue to increase stockholder value beyond RSFC's current sale-of-control value over the long term. The RSFC Board discussed with Trident the possibility that First Citizens' public disclosure of its offer could increase the likelihood of significant stockholder dissatisfaction should RSFC choose to remain independent. After discussing Trident's analyses and opinions, and based on Trident's advice, the RSFC Board decided to reject First Citizens' offer because it did not reflect RSFC's fair market value and to continue to assess RSFC's options and alternatives, including the possibility of an acquisition of RSFC. To that end, the RSFC Board directed Trident to communicate with prospective acquirors, including First Citizens and FUNC, as part of the process of exploring strategic alternatives. RSFC issued a press release and sent a letter to its stockholders about its decisions to reject First Citizens' offer and to evaluate other alternatives open to RSFC that could be in the best interests of RSFC stockholders.
     From March 27 through April 24, 1995, Trident contacted potential acquirors, sent out information books about RSFC, and responded to requests for additional information. In response, seven companies indicated an interest in exploring the possibility of entering into a transaction with RSFC. Of these, five submitted proposals to acquire RSFC. At a meeting of the RSFC Board on April 28, 1995, Trident presented comparative analyses of these proposals. Three proposals were within the $33.00-$39.00 per share of RSFC Common Stock valuation range identified by Trident earlier; one was below the range; and one was above the range. Two companies chose not to submit proposals. Trident advised the RSFC Board that, in its opinion, the process undertaken by the RSFC Board had yielded proposals which represented the highest values acquirors would pay for RSFC at the present time. Two proposals, one of which was FUNC's, were substantially more favorable to RSFC's stockholders from a financial point of view than the other three. FUNC's proposal to acquire all of the RSFC Common Stock for the fixed price of $40.25 per share in FUNC Common Stock was above the range. The other company proposed a share exchange having a then-current market value of $38.57 per share of RSFC Common Stock.
     The RSFC Board discussed the elements of, and the differences between, these two proposals and the implications for RSFC's stockholders. It concluded, after considering the analyses, opinions and advice of Trident, that the process of evaluating other options had been open, thorough and competitive and had resulted in two proposals that would produce stockholder values that exceed those RSFC was reasonably likely to produce on its own if it were to remain independent and successfully
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

implement its business plan. The RSFC Board decided that it was in the best interests of RSFC and its stockholders to continue negotiations with the companies submitting these proposals. The RSFC Board directed its advisors to determine whether FUNC and the other company were willing to adjust the values offered in their proposals and to clarify certain issues in the proposals, including employee retention, branch closings and the effect of a change-in-control transaction on management's compensation and benefits. Both companies subsequently clarified and revised their proposals.

     On May 18, 1995, Trident presented to the RSFC Board a comprehensive report on FUNC and the other company, comparing, among other things, each company's financial condition, dividend rate, liquidity, asset quality, operating results and ratios. Trident reported that FUNC and the other company were strong and profitable companies with high dividends, actively-traded common stock and aggressive growth, and likely would be survivors in the consolidation trend in the financial institutions industry. Trident also presented to the RSFC Board a comparison of the revised proposals. FUNC's proposal remained at a fixed price with the value of $40.25 per share of RSFC Common Stock. The other company increased the value of its fixed exchange ratio offer to $39.785 per share of RSFC Common Stock based on then-current market values. Trident advised the RSFC Board that both proposals were fair to RSFC's stockholders from a financial point of view. Trident also advised the RSFC Board about the risks associated with both the fixed price and the fixed exchange ratio aspects of the proposals. The RSFC Board discussed the implications for RSFC's stockholders in a fixed price versus a fixed exchange ratio transaction and also discussed the differences in the two proposals in respect of employee retention, organizational structure, branch closings, severance, employee benefits, management compensation, indemnification and continued service of directors. The FUNC proposal was for a nominally higher price. Additionally, the proposal's fixed price provided for less risk of a decrease in value than the fixed exchange ratio proposal. The FUNC pro forma dividends, according to Trident's analysis, were higher. Because there was less branch overlap with FUNC than with the other company, there was greater likelihood of continued employment for more RSFC employees in a merger with FUNC. FUNC's proposal also offered greater benefits for employees who might not be retained after the acquisition.
     Based on these analyses, in-depth comparisons of the two proposals and Trident's opinion that FUNC's proposal is fair to RSFC stockholders from a financial point of view, the RSFC Board formed the judgment that the best interests of RSFC's stockholders and other constituencies would be best served by accepting the FUNC proposal and it directed that a mutually acceptable agreement be negotiated with FUNC.
     FOR THE REASONS SET FORTH ABOVE, THE RSFC BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AS ADVISABLE AND IN THE BEST INTERESTS OF RSFC AND RSFC STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF RSFC VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT.
  FUNC
     FUNC believes that it is advantageous to build a multi-state banking organization. The economies of banking favor such an organization as a way of gaining efficiency and spreading costs over a large base, as well as providing diversification. To further its objective to build a multi-state banking organization, FUNC has heretofore concentrated its efforts on what it perceives to be some of the better banking markets in the eastern region of the United States and on advantageous ways of entering or expanding its presence in those markets. FUNC believes that joining with RSFC is an excellent way to significantly expand FUNC's presence in the Raleigh, North Carolina market.
     FUNC is continually evaluating acquisition opportunities and frequently conducts due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected. Acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of FUNC's book value and net income per common share may occur in connection with any future transactions. See "RECENT DEVELOPMENTS", "PRO FORMA FINANCIAL INFORMATION" and "FUNC -- History and Business".
OPINION OF FINANCIAL ADVISOR
     RSFC has retained Trident to act as its financial advisor and to render a fairness opinion in connection with the Mergers. As part of its engagement, Trident performed a valuation analysis of RSFC in an acquisition context. On March 23, 1995, Trident presented its valuation report (the "Valuation Report") to the RSFC Board.
     On May 30, 1995, Trident met with the RSFC Board to review the proposed terms of the Merger Agreement. At that time, Trident presented a report to the RSFC Board summarizing the financial terms of the Mergers and updated market information with respect to thrift mergers and acquisitions. Trident also compared FUNC's offer to the valuation of RSFC set
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
forth in the Valuation Report and analyzed the advantages and disadvantages of the Mergers from a financial point of view. Trident further reported on its financial analysis and onsite due diligence examination of FUNC (the "Due Diligence Report"). In addition, Trident rendered its written opinion to the RSFC Board to the effect that, as of that date, the consideration to be received by RSFC stockholders pursuant to the Merger Agreement was fair to them from a financial point of view.
     Trident delivered its updated written opinion to the RSFC Board as of the date of this Prospectus/Proxy Statement stating that, as of such date, the consideration to be received by the stockholders of RSFC in the Mergers is fair to them from a financial point of view. Trident has consented to the inclusion of such opinion and the related disclosure in this Prospectus/Proxy Statement.
     TRIDENT'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL
POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY RSFC STOCKHOLDERS BASED
ON CONDITIONS AS THEY EXISTED AND COULD BE EVALUATED AS OF THE DATE OF THE OPINION. TRIDENT'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY RSFC STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING, NOR DOES TRIDENT'S OPINION ADDRESS THE UNDERLYING BUSINESS DECISION TO EFFECT THE MERGERS. THIS SUMMARY OF TRIDENT'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION, WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS ANNEX B. STOCKHOLDERS ARE URGED TO READ
TRIDENT'S OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE AND MATTERS CONSIDERED AND THE LIMITS ON THE REVIEW UNDERTAKEN IN RENDERING SUCH OPINION.
     In connection with rendering its opinion, Trident reviewed and analyzed, among other things, the following: (i) the Merger Agreement and the Registration Statement; (ii) certain publicly available information concerning RSFC, including the audited financial statements of RSFC for each of the years in the three-year period ended December 31, 1994 and the unaudited financial statements of RSFC for the six months ended June 30, 1995; (iii) certain publicly available information concerning FUNC, including the audited financial statements of FUNC for each of the years in the three-year period ended December 31, 1994 and the unaudited financial statements of FUNC for the six months ended June 30, 1995;
(iv) certain other internal information, primarily financial in nature, concerning the business and operations of RSFC and FUNC furnished to Trident by RSFC and FUNC for purposes of Trident's analysis; (v) certain information with respect to the pricing and trading of RSFC Common Stock; (vi) certain information with respect to the pricing and trading of FUNC Common Stock; (vii) certain publicly available information with respect to other companies that Trident believed to be comparable to RSFC and FUNC and the trading markets for such other companies' securities; and (viii) certain publicly available information concerning the nature and terms of other transactions that Trident considered relevant to its inquiry. Trident also met with certain officers and employees of RSFC and FUNC to discuss the foregoing, as well as other matters which it believed relevant to its inquiry.
     In its review and analysis, and in arriving at its opinion, Trident assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and did not attempt independently to verify any such information. The financial information provided to Trident by RSFC was of the type normally produced by the management of RSFC and reviewed by the RSFC Board at its regular meetings and the RSFC Board had no reason to believe that Trident's reliance thereon was unreasonable. The RSFC Board, however, did not specifically review the information, projections, assumptions and other information provided by management to Trident for accuracy and completeness. Trident did not conduct a physical inspection of the properties or facilities of RSFC or FUNC, nor did it make or obtain any independent evaluations or appraisals of any of such properties or facilities. While the RSFC Board has carefully reviewed Trident's opinion, the RSFC Board has relied upon the expertise of Trident in preparing the opinion and determining the methodologies and appropriateness of assumptions used in rendering its opinion and, accordingly, did not undertake to independently review the methodologies and appropriateness of the assumptions used by Trident in reaching its determination as to the fairness of the Mergers from a financial point of view.
     In conducting its analyses and arriving at its opinion as expressed herein, Trident considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of RSFC and FUNC, including interest income, interest expense, net interest income, net interest margin, interest sensitivity, non-interest expense, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses; (ii) the business prospects of RSFC and FUNC; (iii) the economies in RSFC's and FUNC's market areas; (iv) the historical and current market for RSFC Common Stock and FUNC Common Stock and for the equity securities of certain other companies that
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
Trident believed to be comparable to RSFC and FUNC; and (v) the nature and terms of certain other acquisition transactions that Trident believed to be relevant. Trident also took into account its assessment of general economic, market, financial and regulatory conditions and trends, as well as its knowledge of the financial institutions industry, its experience in connection with similar transactions, and its knowledge of securities valuation generally. Trident's opinion necessarily was based upon conditions in existence and subject to evaluation on the respective dates of its opinion. Trident's opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of RSFC Common Stock in the Mergers and does not address RSFC's underlying business decision to effect the Mergers.
     Trident met with the RSFC Board at various times between March 15, 1995 and May 30, 1995 to present analysis contained in a series of reports which serve as the basis for Trident's opinion. Two key reports presented by Trident were the Valuation Report, dated March 23, 1995, and the Due Diligence Report, dated May 30, 1995. The following is a brief summary of the Valuation Report presented by Trident to the RSFC Board on March 23, 1995:
     FINANCIAL PROJECTIONS. With input from RSFC's management, Trident prepared six-year financial projections for RSFC beginning at December 31, 1994 and assuming three different growth scenarios: (i) an aggressive growth scenario in which RSFC's assets grow 11 percent in 1995 and six percent annually thereafter;
(ii) a moderate growth scenario in which RSFC's assets grow at a four percent annual rate; and (iii) a scenario in which RSFC's assets do not grow. These financial projections were used to estimate RSFC's valuation in an acquisition context at various future dates. Trident expressed its concern that the aggressive growth scenario might not be achievable.
     VALUATION OF RSFC. Trident estimated the fair market value of RSFC in an acquisition context. In valuing RSFC, Trident considered three different approaches to value: the asset approach, the income approach and the market approach.
     The asset approach considers the market value of a company's assets and liabilities, as well as any intangible value the company may have. Trident estimated RSFC's net asset value by adjusting the carrying value of its assets and liabilities to reflect current market values (rather than liquidation values). In addition, the net asset value of RSFC was adjusted downward based on an estimate of the impact of recapturing RSFC's bad debt reserve for tax purposes and estimated transaction and other costs. Finally, Trident increased RSFC's net asset value for the assumed exercise of outstanding options to purchase RSFC Common Stock. Based on the adjustments discussed above, Trident estimated RSFC's fully-diluted net asset value to be approximately $60 million or $19.98 per share. After determining RSFC's net asset value, Trident added an intangible premium to reflect the estimated value of its customer relationships. According to the asset approach, the total value of RSFC is the sum of its net asset value and its intangible value. Based on intangible ("core deposit") premiums observed in the market for thrift acquisitions, as well as Trident's knowledge of RSFC, Trident applied premiums equal to seven percent and ten percent of core deposits to RSFC's estimated fully-diluted net asset value. Using the asset approach, Trident established a reference range of $34.25 to $39.75 per share of RSFC Common Stock.
     Trident also used an income approach in its valuation of RSFC by discounting RSFC's projected future earnings. Trident projected RSFC's earnings for the six-year period beginning March 31, 1995, based on certain assumptions, including annual asset growth of four percent, gradually increasing interest rates, merger cost-savings of 25 percent, 35 percent and 50 percent as a result of an assumed acquisition of RSFC, and a 36 percent tax rate. The projected earnings were discounted to the present at rates of 14 percent, 15 percent and 16 percent. The discount rates chosen were estimates of the required rates of return for holders or prospective holders of shares of financial institutions similar to RSFC, based on a number of factors including prevailing interest rates, the pricing ratios of publicly traded financial institutions, the financial condition and operating results of RSFC, as well as Trident's general knowledge of valuation, the securities markets, and acquisition values in other mergers of financial institutions. Using the income approach, Trident established a reference range of $32.50 to $40.00 per share of RSFC Common Stock.
     In the market approach, Trident analyzed certain median pricing ratios (E.G., price to book value, price to tangible book value, price to reported earnings, price to market price, and the premium paid over tangible book value as a percentage of core deposits) resulting from selected completed thrift merger transactions, as well as recently announced pending transactions. In applying the market approach, Trident considered the pricing ratios for the following groups of thrift merger transactions: (i) all pending thrift merger transactions (53 transactions); (ii) all pending thrift mergers announced during the 90 days prior to March 17, 1995 (the date of the market data) (17 transactions); (iii) all pending thrift mergers involving thrifts located in the Southeast (eight transactions); (iv) all pending thrift mergers involving thrifts located in the State of North Carolina (two transactions); (v) all pending thrift mergers in which the aggregate consideration was between $80 million and $120 million (five transactions); (vi) all pending thrift mergers in which the target thrift had assets between $500 million and $1 billion (eight transactions); (vii) all pending thrift mergers in which the target thrift had a return on assets of between .75 percent and 1.00 percent (11 transactions);
(viii) all pending thrift mergers in which the target thrift had a return on equity of
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
between eight percent and ten percent (ten transactions); (ix) all pending thrift mergers in which the target thrift had a tangible equity ratio of between seven percent and ten percent of assets (21 transactions); and (x) all pending thrift mergers in which the target thrift had a nonperforming assets to assets ratio of between 1.00 percent and 1.50 percent (eight transactions). Trident also considered the pricing ratios for nine thrift merger transactions announced since January 1993 in which the target thrift was of similar size and capital structure as RSFC, and in which the target thrift had similar profitability and asset quality. Trident then performed a comparison of a number of financial ratios for RSFC to those of the target thrift institutions. Based on RSFC's financial condition and results of operations, as well as other factors, relative to the groups of thrift mergers noted above, Trident chose ranges of pricing ratios to apply to shares of RSFC Common Stock. Trident chose price to book value ratios of 150 percent to 170 percent, resulting in per share values of $35.00 to $39.50; price to tangible book value ratios of 155 percent to 175 percent, resulting in per share values of $34.50 to $39.00; price to earnings ratios of 16.5 to 19.0 times earnings, resulting in per share values of $33.00 to $38.00; price to assets ratios of 12 percent to 13 percent, resulting in per share values of $33.50 to $37.00; and premiums over tangible book value as a percentage of core deposits of six percent to nine percent, resulting in per share values of $34.00 to $40.00. Based on these derived ranges of value, Trident established a reference range of $33.00 to $39.00 per share of RSFC Common Stock using the market approach.
     Trident then reviewed the results from the three approaches, and after consideration of all relevant facts, reconciled the acquisition values generated by each approach and determined a final range of $33.00 to $39.00 per share of RSFC Common Stock for the acquisition value of RSFC. Trident did not apply specific weights to the three individual approaches, but rather applied its judgment and experience in determining the final range of value for RSFC.
     POTENTIALLY INTERESTED PARTIES. Trident presented the RSFC Board with information on 13 financial institutions that might be interested in an affiliation with RSFC ("Potentially Interested Parties"). The Potentially Interested Parties were categorized into three tiers based on Trident's perceived level of interest from each party and the party's ability to consummate a transaction. For each of the Potentially Interested Parties, Trident presented summary historical financial information, stock pricing information and ratios, merger and acquisition histories, and a map showing the markets in North Carolina served by each party and its overlap with RSFC's markets.
     The following is a brief summary of the Due Diligence Report on FUNC presented to the RSFC Board on May 30, 1995:
     SUMMARY OF PROPOSED TRANSACTION. Trident presented a summary of the financial terms of the Mergers. Trident also compared the pricing ratios for the Mergers with the median pricing ratios for selected groups of pending thrift mergers and acquisitions. Trident discussed the advantages and disadvantages of the Mergers from a financial point of view.
     REVIEW OF DUE DILIGENCE EXAMINATION OF FUNC. Trident presented a summary of its on-site due diligence examination of FUNC. FUNC's historical balance sheets and income statements were presented, along with a variety of financial ratios that analyzed FUNC's financial condition and operating results through March 31, 1995. Trident discussed FUNC's strengths and weaknesses, peer group comparisons, profitability, dividends, financial condition, loan portfolio composition, asset quality, loan loss reserve coverage, asset classifications, its use of derivatives, foreign lending and investments, its subsidiary activities, FUNC's business strategy, growth and the impact of its pending acquisitions, FUNC's previous mergers and acquisitions and its subsidiary banks, as well as recent bank analysts' reports on FUNC, and other issues. Trident reported that during its investigation, Trident did not discover any conditions that would prevent it from rendering its fairness opinion to the RSFC Board. As discussed above, Trident relied, without independent verification, upon the accuracy and completeness of all of the financial and other information provided by FUNC.
     FUNC'S STOCK PRICING. Trident examined the pricing of FUNC Common Stock as of May 26, 1995 in relation to other regional commercial banks, commercial banks of a similar size and all actively-traded commercial banks.
     The summaries of Trident's Valuation Report, Due Diligence Report and opinion set forth above reflects all the material analysis, factors and assumptions considered by Trident and the material valuation methodologies used by Trident in arriving at its opinion as to fairness described above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial or summary description. Trident believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all of the analyses, or all of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in Trident's reports and its opinion. Therefore, the ranges of valuations resulting from any single analysis described above should not be taken to be Trident's view of the actual value of RSFC or the combined company. In performing its analyses, Trident made numerous assumptions with respect to industry performance, general business and economic
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
conditions and other matters, many of which are beyond the control of RSFC or FUNC. The results of the specific analyses performed by Trident may differ from RSFC's actual values or actual future results as a result of changing economic conditions, changes in company strategy and policies, as well as a number of other factors. Such individual analyses were prepared to provide valuation guidance solely as part of Trident's overall valuation analysis and the determination of the fairness of the consideration to be received by RSFC's stockholders, and were provided to the RSFC Board in connection with the delivery of Trident's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Trident's opinion and presentations to the RSFC Board were among the many factors taken into consideration by the RSFC Board in making its determination to approve the Merger Agreement.
     Trident, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, and valuations for corporate and other purposes. Trident has extensive experience with the valuation of financial institutions. The RSFC Board selected Trident as its financial advisor because of its previous experience with Trident, because Trident is a nationally recognized investment banking firm specializing in financial institutions and because of its substantial experience in transactions similar to the Mergers. Trident is not affiliated with either RSFC or FUNC.
     For its services as financial advisor, RSFC paid Trident a retainer of $5,000, a fee of $10,000 upon the delivery of the Valuation Report, and a fee of $50,000 upon execution of the Merger Agreement. An additional fee equal to .65 percent of the aggregate value of the Mergers (and therefore contingent upon such value), less the $65,000 already paid, will be payable to Trident upon consummation of the Mergers (a balance due of approximately $720,000). RSFC has also agreed to reimburse Trident for its reasonable out-of-pocket expenses and to indemnify Trident against certain liabilities, including certain liabilities under federal securities laws.
INTERESTS OF CERTAIN PERSONS
  GENERAL.
     Certain members of RSFC's management and the RSFC Board have interests in the Mergers that are in addition to any interests they have as stockholders of RSFC generally. These interests include, among others, provisions in the Merger Agreement relating the indemnification of RSFC's directors and officers, directors' and officers' liability insurance, the election of one member of the RSFC Board to the FUNB-NC Board of Directors, and certain severance and other employee benefits, as described below.
  EMPLOYMENT AGREEMENTS AND SPECIAL TERMINATION AGREEMENTS.

     RSFC and Raleigh Federal each have employment agreements with Stanley E. Wright, the President, Treasurer and Chief Executive Officer of RSFC and Raleigh Federal. In addition, RSFC and Raleigh Federal have special termination agreements with each of the following executive officers: Bobby T. Parker, George A. Snead and Rex D. Williams. FUNC has agreed to honor such employment agreements and special termination agreements.


     Both of Mr. Wright's employment agreements provide that if his employment is terminated or if he elects to terminate his employment at any time during the term of the agreements following a "Change in Control" (as defined in such employment agreements), Mr. Wright would receive (i) a sum equal to 36 times the highest monthly salary paid under the employment agreements, and (ii) continued coverage substantially identical to RSFC's and Raleigh Federal's life, health and disability coverage from the date of termination until the earlier of Mr. Wright's employment with another employer or upon the expiration of the greater of 36 months or the term of the employment agreements. The special termination agreements for Messrs. Parker, Snead and Williams provide that upon the occurrence of a "Change in Control" (as defined in the special termination agreements), if at any time during the term of such officer's special termination agreement, the officer's employment is terminated either voluntarily or involuntarily, such officer shall be entitled to receive (i) a sum equal to three times an amount equal to his then-current annual salary plus bonuses and any other cash compensation paid to or accrued on his behalf (including the amount of any benefits received pursuant to any RSFC or Raleigh Federal benefit plans) during the prior 12-month period; (ii) an Accelerated Retirement
Benefit (as defined in the special termination agreements) which is the greater of (a) 50 percent of a benefit calculated pursuant to Raleigh
Federal's qualified pension plan assuming the officer had attained age
65 and worked from his date of hire to age 65, or (b) the officer's retirement benefit payable under Raleigh Federal's qualified pension plan, plus any benefit payable from any qualified or non-qualified retirement programs maintained by Raleigh Federal at the officer's actual age upon severance of employment; and (iii) continued coverage substantially identical to Raleigh Federal's life, health, and disability coverage from the date of termination until the earlier of such officer's employment by another employer or the expiration of 36 months from the date of the officer's termination. The Mergers will constitute a "Change in Control" for purposes of the employment and special termination agreements. FUNC has agreed to make additional cash payments to Messrs. Wright, Parker, Snead and Williams to compensate for certain taxes that may become due as a result of payments received under the employment and special termination agreements, specifically to compensate for (1) the imposition of excise taxes, if any, under Section 4999 of the Code on "golden parachute payments", and (2) the imposition of tax on certain options not qualifying as incentive stock options at ordinary income tax rates to the extent such tax exceeds the tax which would be imposed at long-term capital gain income tax rates under the Code. If Messrs. Wright, Parker, Snead and Williams are employed by RSFC at the Effective Date, FUNC has agreed to continue each such officer's employment until March 31, 1996.
FUNC also has agreed that upon consummation of the Mergers, Mr. Wright will be eligible to retire as an FUNC employee, with such benefits as are generally provided to FUNC retirees at such time. As of the record date, the estimated payments required to be made to Messrs. Wright, Parker, Snead and Williams pursuant to their respective employment and special termination agreements would be $1,165,000, $317,000, $333,000, and $334,000, respectively, and $2,149,000 as a group. RSFC and Raleigh Federal have a one-year special termination agreement with another officer that FUNC has agreed to honor according to its terms.



      In order to assure continuity following consummation of the Mergers, FUNB-NC may offer employment opportunities to several executive officers of RSFC and Raleigh Federal. FUNB-NC and certain of such executive officers are currently discussing the potential for their continued employment with FUNB-NC following consummation of the Mergers.
  EMPLOYEE STOCK OPTIONS

     Pursuant to the Merger Agreement, upon consummation of the Corporate Merger, FUNC has agreed to assume all outstanding options to purchase shares of RSFC Common Stock granted pursuant to option plans maintained by RSFC ("RSFC Option Plans") in accordance with the terms of the RSFC Option Plans, except that the shares acquired upon exercise shall be shares of FUNC Common Stock. The number of shares covered by each option outstanding under the RSFC Option Plans would be equal to the number of shares of RSFC Common Stock covered thereby multiplied by the Exchange Ratio and rounded to the nearest whole share, and the option exercise price would be appropriately adjusted. Pursuant to the RSFC Option Plans, all options outstanding become immediately exercisable in full in the event of a "Change in Control" (as defined in the RSFC Option Plans). Consummation of the Corporate Merger will constitute a "Change in Control" for purposes of the RSFC Option Plans.

     The following table sets forth with respect to Messrs. Wright, Parker, Snead and Williams (i) the number of shares of RSFC Common Stock covered by options held by such persons, (ii) the number of shares of RSFC Common Stock covered by options held by such persons that are currently exercisable, (iii) the number of shares of RSFC Common Stock covered by options held by such persons that will become exercisable upon consummation of the Corporate Merger,
(iv) the weighted average exercise price for such exercisable options held by such persons, and (v) the aggregate value of such exercisable options based upon the per option share value of $40.25 (the value of FUNC Common Stock to be received pursuant to the Exchange Ratio) less the applicable option exercise price.

                                                                                    OPTIONS            WEIGHTED
                                                                                EXERCISABLE UPON        AVERAGE
                                                                   OPTIONS      CONSUMMATION OF     EXERCISE PRICE
                                                                  CURRENTLY      THE CORPORATE      PER EXERCISABLE
                                                 OPTIONS HELD    EXERCISABLE         MERGER             OPTION
Stanley E. Wright.............................       75,081         41,143           33,938             $ 10.27
Bobby T. Parker...............................       20,250         15,947            4,303               13.26
George A. Snead...............................       10,700          4,144            6,556               19.74
Rex D. Williams...............................        7,500          4,429            3,071               20.08
Executive Officers as a group (four
  persons)....................................      113,531         65,663           47,868             $ 13.41

                                                AGGREGATE VALUE
                                                OF EXERCISABLE
                                                    OPTIONS
Stanley E. Wright.............................    $ 2,250,928
Bobby T. Parker...............................        546,548
George A. Snead...............................        219,457
Rex D. Williams...............................        151,275
Executive Officers as a group (four
  persons)....................................    $ 3,168,208

  INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE
     The Merger Agreement provides that for the six-year period following the Effective Date, FUNC will indemnify the directors, officers and employees of RSFC holding such positions on or prior to the date of the Merger Agreement, against certain liabilities to the extent such persons were indemnified under the NCBCA and the RSFC Articles and Bylaws as in effect on the date of the Merger Agreement.
     In addition, FUNC agreed in the Merger Agreement to use its reasonable best efforts to maintain RSFC's existing directors' and officers' liability insurance policy for persons who were covered by such insurance maintained by RSFC on
                                       30
the date of the Merger Agreement for a period of three years after the Effective Date at an annual cost not to exceed 150 percent of RSFC's annual premium payment on RSFC's current policy.
  OTHER BENEFITS RESULTING FROM THE MERGERS.
     In connection with the Mergers, FUNC has agreed to cause FUNB-NC to place current members of the RSFC Board interested in serving on local FUNB-NC advisory boards on a local FUNB-NC advisory board appropriate to each such director's place of residence, provided such directors otherwise satisfy the criteria for advisory board membership. In addition, FUNC has agreed to cause one member of the RSFC Board to be elected to the FUNB-NC Board of Directors.
     At the time the RSFC Board was involved in the process of exploring RSFC's strategic options, it instituted a bonus payment plan for all persons who were employees of Raleigh Federal (except for senior management) on April 1, 1995, who elected to remain employed by Raleigh Federal should it be acquired by another company (the "Bonus Retention Plan"). The Bonus Retention Plan provides that employees who are still employed at the time that any merger is consummated are eligible to receive a bonus payment equal to two months' salary. RSFC estimates the maximum cost of the Bonus Retention Plan will be approximately $1,000,000. FUNC has agreed to honor the Bonus Retention Plan and has agreed that the bonus payments received pursuant to the Bonus Retention Plan are in addition to any other severance benefits provided to employees of Raleigh Federal and RSFC. FUNC has agreed to pay severance benefits to displaced RSFC and Raleigh Federal employees in accordance with its severance policies for FUNC employees. In addition, displaced RSFC and Raleigh Federal employees will be given consideration for vacant positions within FUNC, and FUNC has agreed to retain an independent outplacement consulting firm to assist with internal and external placements consistent with displacement assistance provided to all FUNC employees. Any employee of RSFC or Raleigh Federal who becomes employed by FUNC following the Mergers will generally be entitled to participate in FUNC's pension, benefit and similar plans on substantially the same terms and conditions as employees of FUNC, giving effect for eligibility and vesting of benefits (but not for accrual of benefits), to years of service with RSFC or Raleigh Federal as if such service were with FUNC.
     RSFC has continued to provide certain retirement benefits to approximately 12 retirees pursuant to retirement agreements between Raleigh Federal and each retiree. FUNC has agreed to work with such retirees to continue their agreements or to provide them with comparable benefits.
CERTAIN FEDERAL INCOME TAX CONSEQUENCES
     THE FOLLOWING IS A DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE CORPORATE MERGER. THE DISCUSSION IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND MAY NOT APPLY TO SPECIAL SITUATIONS, SUCH AS RSFC STOCKHOLDERS, IF ANY, WHO RECEIVED THEIR RSFC COMMON STOCK UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, THAT HOLD THEIR RSFC COMMON STOCK AS PART OF A "STRADDLE" OR "CONVERSION TRANSACTION", OR THAT ARE INSURANCE COMPANIES, SECURITIES DEALERS, FINANCIAL INSTITUTIONS OR FOREIGN PERSONS.
     Sullivan & Cromwell, special counsel for FUNC, has advised FUNC and RSFC that, in its opinion:
           (i) No gain or loss will be recognized for federal income tax purposes by RSFC stockholders upon the exchange in the Corporate Merger of shares of RSFC Common Stock solely for FUNC Common Shares (except with respect to cash received in lieu of a fractional share interest in FUNC Common Stock).
           (ii) The basis of FUNC Common Shares received in the Corporate Merger by RSFC stockholders (including the basis of any fractional share interest in FUNC Common Stock) will be the same as the basis of the shares of RSFC Common Stock surrendered in exchange therefor.
          (iii) The holding period of the FUNC Common Shares received in the Corporate Merger by a RSFC stockholder (including the holding period of any fractional share interest in FUNC Common Stock) will include the holding period during which the shares of RSFC Common Stock surrendered in exchange therefor were held by the RSFC stockholder, provided such shares of RSFC Common Stock were held as capital assets.
           (iv) Cash received by a holder of RSFC Common Stock in lieu of a fractional share interest in FUNC Common Stock will be treated as received for such fractional share interest and, provided the fractional share would have constituted a capital asset in the hands of such holder, the holder should in general recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the portion of the adjusted tax basis in the RSFC Common Stock allocable to the fractional share interest.
                                       31

           (v) RSFC stockholders that hold their RSFC Common Stock as a capital asset and that dissent from the Corporate Merger and receive cash in exchange for their RSFC Common Stock should in general recognize capital gain or loss in an amount equal to the difference between the amount of cash received (less any amount constituting interest) and the RSFC stockholder's basis in the RSFC Common Stock surrendered therefor. Special rules may apply to dissenting RSFC stockholders that actually or constructively (pursuant to Section 318 of the Code) own either shares of RSFC as to which dissenters' rights are not being exercised or shares of FUNC. Any amount constituting interest would be taxable as ordinary income. In contrast to the treatment described above in (i), (ii) and (iii), RSFC stockholders that hold their shares of RSFC Common Stock as a capital asset and that dispose of such shares prior to the Effective Date will generally recognize capital gain or loss in an amount equal to the difference between the amount realized upon the disposition and the basis in such shares. Such capital gain or loss will generally be long-term capital gain or loss if the RSFC stockholder is deemed to have held such shares for more than one year, and otherwise will be short-term capital gain or loss.
     In addition, consummation of the Mergers is conditioned, among other things, on receipt by FUNC and RSFC of an opinion of Sullivan & Cromwell, dated as of the Effective Date, to the effect that (i) the Corporate Merger constitutes a reorganization under Section 368 of the Code, and (ii) no gain or loss will be recognized by RSFC stockholders who receive FUNC Common Shares in exchange for their shares of RSFC Common Stock, except that gain or loss may be recognized as to cash received in lieu of fractional share interests. The tax opinions of Sullivan & Cromwell summarized above are or will be based, among other things, on representations relating to certain facts and circumstances of, and the intentions of the parties to, the Corporate Merger.
     BECAUSE CERTAIN TAX CONSEQUENCES OF THE CORPORATE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH STOCKHOLDER AND OTHER FACTORS, EACH STOCKHOLDER OF RSFC IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISER TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE CORPORATE MERGER (INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX
LAWS).
BUSINESS PENDING CONSUMMATION
     Each of RSFC and Raleigh Federal has agreed in the Merger Agreement not to take certain actions relating to the operation of each of them pending consummation of the Mergers, without the prior approval of FUNC, except as otherwise permitted in the Merger Agreement. These actions include, without limitation: (i) paying any dividends, other than dividends on RSFC Common Stock at a quarterly rate not to exceed $.15 per share, or redeeming or otherwise acquiring any shares of its capital stock, or issuing any additional shares of its capital stock or giving any person the right to acquire any such shares (other than upon the exercise of outstanding options); (ii) incurring any indebtedness for borrowed money or becoming liable for the obligations of any other entity other than in the ordinary course of business; (iii) increasing the rate of compensation (other than in the ordinary course of business) or paying any bonus to any of its directors, officers or employees (excluding the Bonus Retention Plan); (iv) entering into or modifying any employment agreements or employee benefit plans; (v) disposing of any material portion of its assets or acquiring any portion of the business or property of any other entity which is material to RSFC; (vi) changing its lending, investment, liability management or other material banking policies; (vii) settling any claims involving any liability for material money damages or restrictions on the operations of RSFC;
(viii) entering into, terminating or changing any material agreements, except for those agreements that are terminated by RSFC without penalty upon not more than 30 days' prior written notice; or (ix) taking any other action not in the ordinary course of business.
     The Merger Agreement also provides that, consistent with generally accepted accounting principles, each of RSFC and Raleigh Federal will use its best efforts to modify its loan, litigation, and other reserve and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be consistent on a mutually satisfactory basis with those of FUNC, provided that RSFC and Raleigh Federal shall not be obligated to take any such action until all regulatory approvals described below under " -- Regulatory Approvals" have been obtained and RSFC and Raleigh Federal are reasonably satisfied that the Mergers will be promptly consummated in accordance with the Merger Agreement.
REGULATORY APPROVALS
     Consummation of the Corporate Merger is subject to receipt of the prior approval by the Federal Reserve Board under the BHCA. Consummation of the Bank Merger is subject to receipt of the prior approval by the OCC under both the Bank Merger Act ("BMA") and Section 5(d)(3) of the Federal Deposit Insurance Act ("FDI Act") and is subject to prior notice to
                                       32
the OTS under various OTS regulations. The BMA requires that the relevant regulatory agency take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The BMA prohibits the OCC from approving the Bank Merger (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anti-competitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the BHCA, the Federal Reserve Board considers whether the proposed transaction can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices. The relevant regulatory agency has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position or if the acquiring organization does not meet the requirements of the Community Reinvestment Act of 1977. Under the BMA and the FDI Act, the Bank Merger may not be consummated until the 15th day following the dates of each of the requisite approvals, during which periods the U.S. Department of Justice may comment adversely on the transaction (which has the effect of extending the waiting period to the 30th day following approval) or challenge such merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically orders otherwise.
     An application pursuant to the BMA and the FDI Act has been filed with the OCC; and an application pursuant to the BHCA has been filed with the Federal Reserve Board. The required notice was filed with the OTS and the OTS has notified the OCC that the OTS has no supervisory objection to the Bank Merger.
     THE CORPORATE MERGER AND THE BANK MERGER CANNOT PROCEED IN THE ABSENCE OF THE REQUISITE REGULATORY APPROVALS. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVALS WILL BE OBTAINED, AND, IF THE CORPORATE MERGER AND THE BANK MERGER ARE APPROVED, THERE CAN BE NO ASSURANCE AS TO THE DATE OF ANY SUCH APPROVAL. THERE CAN ALSO BE NO ASSURANCE THAT ANY SUCH APPROVALS WILL NOT CONTAIN A CONDITION OR REQUIREMENT WHICH CAUSES SUCH APPROVALS TO FAIL TO SATISFY THE CONDITIONS SET FORTH IN THE MERGER AGREEMENT AND DESCRIBED BELOW UNDER " -- CONDITIONS TO CONSUMMATION; TERMINATION". THERE CAN LIKEWISE BE NO ASSURANCE THAT THE U.S. DEPARTMENT OF JUSTICE OR A STATE ATTORNEY GENERAL WILL NOT CHALLENGE THE CORPORATE MERGER OR THE BANK MERGER OR, IF SUCH A CHALLENGE IS MADE, AS TO THE RESULT THEREOF.
CONDITIONS TO CONSUMMATION; TERMINATION
     Consummation of the Mergers is subject, among other things, to: (i) approval of the Merger Agreement by the requisite vote of the stockholders of RSFC; (ii) receipt of the regulatory approvals referred to above without any restrictions or conditions which, in the opinion of FUNC, would so materially adversely impact the economic or business benefits to FUNC of the transactions contemplated by the Merger Agreement so as to render inadvisable the consummation of the Mergers; (iii) no court or governmental or regulatory authority having taken any action which enjoins or prohibits the Mergers; (iv) receipt by FUNC and RSFC of the opinion of Sullivan & Cromwell, dated as of the Effective Date, as to certain federal income tax consequences of the Corporate Merger; and (v) the FUNC Common Shares having been approved for listing on the NYSE, subject to official notice of issuance.
     Consummation of the Mergers is also subject to the satisfaction or waiver of various other conditions specified in the Merger Agreement, including, among others: (i) the delivery by RSFC and FUNC, each to the other, of (a) opinions of their respective counsel, and (b) certificates executed by certain of their respective executive officers as to compliance with the Merger Agreement; (ii) the accuracy of the representations and warranties, and compliance in all material respects with the agreements and covenants, of the parties to the Merger Agreement; (iii) the receipt by FUNC of a letter from RSFC's independent certified public accountants, dated as of or shortly prior to the Effective Date, with respect to RSFC's financial position and results of operations; and
(iv) the receipt by FUNC of an agreement from each "affiliate" of RSFC restricting the sale of FUNC Common Shares received by such affiliate in the Corporate Merger. See "RESALE OF FUNC COMMON SHARES".
     The Merger Agreement provides that, whether before or after the Special Meeting and notwithstanding the approval of the Merger Agreement by the stockholders of RSFC, the Merger Agreement may be terminated and the Mergers abandoned at any time prior to the Effective Date: (i) by mutual consent of FUNC and RSFC; or (ii) by either the Board of Directors of FUNC or the RSFC Board (a) if the stockholders of RSFC fail to approve the Merger Agreement, (b) in the event of a
                                       33
material breach by the other party of any representation, warranty, or covenant contained in the Merger Agreement, which breach is not cured after 30 days' written notice thereof is given to the party committing such breach, or (c) if the Corporate Merger is not consummated on or before April 1, 1996. See
" -- Expenses; Termination Fee".
WAIVER; AMENDMENT
     Prior to the Effective Date, any provision of the Merger Agreement may be:
(i) waived by the party benefitted by the provision; or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing among the parties thereto approved by their respective Boards of Directors and executed in the same manner as the Merger Agreement, provided that after approval by the stockholders of RSFC, the consideration to be received by the stockholders of RSFC may not thereby be decreased.
ACCOUNTING TREATMENT
     It is expected that the purchase method of accounting will be used to reflect the Corporate Merger upon consummation. As required by generally accepted accounting principles, under purchase accounting, the assets and liabilities of RSFC as of the Effective Date will be recorded at their respective fair market values and added to those of FUNC. Financial statements of FUNC issued after consummation of the Corporate Merger would reflect such values. Financial statements of FUNC issued before consummation of the Corporate Merger would not be restated retroactively to reflect the acquired company's historical financial position or results of operations. The unaudited pro forma financial information contained in this Prospectus/Proxy Statement has been prepared using the purchase accounting basis to account for the Corporate Merger.
     It is expected that the pooling of interests method of accounting will be used to reflect the FFB Merger. As required by generally accepted accounting principles, under pooling of interests accounting, as of the effective date of the FFB Merger, the assets and liabilities of FFB would be added to those of FUNC at their recorded book values and the stockholders' equity accounts of FUNC and FFB would be combined on FUNC's consolidated balance sheet. On a pooling of interests accounting basis, income and other financial statements of FUNC issued after consummation of the FFB Merger would be restated retroactively to reflect the consolidated combined financial position and results of operations of FUNC and FFB as if the FFB Merger had taken place prior to the periods covered by such financial statements. The unaudited pro forma financial information contained in this Prospectus/Proxy Statement has been prepared using the pooling of interests accounting basis to account for the FFB Merger.
     See "PRO FORMA FINANCIAL INFORMATION".
EXPENSES; TERMINATION FEE
     All expenses incurred by or on behalf of the parties in connection with the Merger Agreement and the transactions contemplated thereby shall be borne by the party incurring the same, except that printing expenses will be shared equally by FUNC and RSFC.
     FUNC shall be entitled to the Termination Fee of $5.9 million from RSFC following the occurrence of a Purchase Event (as hereinafter defined) provided FUNC shall have sent written notice of such entitlement within 90 days after its awareness of such occurrence. FUNC's right to receive the Termination Fee shall terminate if any of the following occurs prior to a Purchase Event: (i) the Effective Date; (ii) termination of the Merger Agreement in accordance with its terms if such termination occurs prior to the occurrence of a Preliminary Purchase Event (as hereinafter defined), except termination by FUNC due to a knowing breach by RSFC; (iii) termination of the Merger Agreement following the occurrence of a Preliminary Purchase Event and the passage of 18 months after such termination; or (iv) termination of the Merger Agreement by FUNC due to a knowing breach by RSFC and the passage of 18 months after such termination.
     A Preliminary Purchase Event refers to any of the following events or transactions occurring after the date of the Merger Agreement:
          (i) RSFC, without having received FUNC's prior written consent, shall have entered into an agreement to engage in any Acquisition Transaction (as hereinafter defined) with any person other than FUNC, or the RSFC Board shall have recommended that the stockholders of RSFC approve or accept any Acquisition Transaction with any person other than FUNC. For purposes of the Merger Agreement, "Acquisition Transaction" means (a) a merger or consolidation, or any similar transaction, involving RSFC, (b) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of RSFC, (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or
                                       34
     otherwise) of securities representing 20 percent or more of the voting power of RSFC; provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only RSFC;
          (ii)(a) any person (other than FUNC) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20 percent or more of the outstanding shares of RSFC Common Stock, or (b) any group, other than a group of which FUNC is a member, shall have been formed that beneficially owns 20 percent or more of the shares of RSFC Common Stock then outstanding;
          (iii) any person other than FUNC shall have made a bona fide proposal to RSFC or its stockholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any person other than FUNC shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act, with respect to a tender offer or exchange offer to purchase any shares of RSFC Common Stock such that, upon consummation of such offer, such person would own or control 20 percent or more of the then outstanding shares of RSFC Common Stock (such an offering referred to herein as a "Tender Offer" or an "Exchange Offer", respectively));
          (iv) after a proposal is made by a third party to RSFC or its stockholders to engage in an Acquisition Transaction, or such third party states its intention to RSFC to make such a proposal if the Merger Agreement terminates, RSFC shall have knowingly breached any representation, covenant or obligation contained in the Merger Agreement and such breach would entitle FUNC to terminate the Merger Agreement (without regard to the cure period provided for in the Merger Agreement unless such cure is promptly effected without jeopardizing consummation of the Corporate Merger); or

          (v) the holders of shares of RSFC Common Stock shall not have approved the Merger Agreement at the Special Meeting or the Special Meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, in each case after any person (other than FUNC) shall have (a) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction, or (b) commenced a Tender Offer or filed a registration statement under the Securities Act, with respect to an Exchange Offer.

          The term "Purchase Event" shall mean either of the following events or transactions occurring after the date of the Merger Agreement:
          (i) the acquisition by any person, other than FUNC, alone or together with such person's affiliates and associates, or any group, of beneficial ownership of 25 percent or more of the outstanding shares of RSFC Common Stock; or

          (ii) the occurrence of a Preliminary Purchase Event described in (x) clause (i) above, except that the percentage referred thereof shall be 25 percent, or (y) clause (v) above.

     See ANNEX A.
DISSENTERS' RIGHTS
     Holders of RSFC Common Stock entitled to vote on approval of the Merger Agreement will be entitled to have the fair value of each such holder's shares of RSFC Common Stock immediately prior to consummation of the Corporate Merger paid to such holder in cash, together with interest, if any, by complying with the provisions of Article 13 of the NCBCA ("Article 13"). Under Article 13, the determination of the fair value of a dissenter's shares would exclude any appreciation or depreciation in the value of such shares in anticipation of the Corporate Merger, unless such exclusion would be inequitable.
     A holder of RSFC Common Stock who desires to exercise such holder's dissenters' rights must satisfy all of the following conditions. A written notice of such holder's intent to demand payment for such holder's RSFC Common Stock must be received by RSFC before the taking of the vote on approval of the Merger Agreement and such holder must not vote in favor of the Merger Agreement at the Special Meeting. Voting against, abstaining from voting or failing to vote on approval of the Merger Agreement will not constitute written notice of an intent to demand payment within the meaning of Article 13. Voting for approval of the Merger Agreement, or delivering a proxy in connection with the Special Meeting (unless the proxy specifies a vote against, or abstaining from voting on, approval of the Merger Agreement), will constitute a waiver of such holder's dissenters' rights and will nullify any written notice of an intent to demand payment submitted by such holder.
     A holder of record of RSFC Common Stock may assert dissenters' rights as to less than all of the shares registered in such holder's name only if such holder dissents with respect to all shares beneficially owned by any one person and notifies
                                       35

RSFC in writing of the name and address of each person on whose behalf such holder is asserting dissenters' rights. The rights of a partial dissenter under
Article 13 are determined as if the shares as to which the holder dissents and the holder's other shares were registered in the names of different stockholders.
     A beneficial holder of RSFC Common Stock may assert dissenters' rights as to shares held on such holder's behalf only if such holder: (i) submits to RSFC the record holder's written consent to the dissent not later than the time the beneficial holder asserts dissenters' rights; and (ii) does so with respect to all shares of which such holder is the beneficial holder.
     If the Corporate Merger is consummated, FUNC will, within ten days after the Effective Date, deliver a dissenters' notice to all holders who satisfied the foregoing requirements, which will: (i) state where payment demand is to be sent and where and when certificates for Dissenting Shares are to be deposited;
(ii) supply a form for demanding payment; (iii) set a date by which FUNC must receive the payment demand, which date may not be less than 30 nor more than 60 days after the date the dissenters' notice is mailed; and (iv) be accompanied by a copy of Article 13.
     A stockholder sent a dissenters' notice must demand payment and deposit the certificates representing such holder's Dissenting Shares in accordance with the dissenters' notice. A stockholder who demands payment and deposits such holder's shares as described in the dissenters' notice retains all other rights as a holder of RSFC Common Stock, except to the extent such rights are cancelled or modified by the consummation of the Corporate Merger. A stockholder who does not demand payment and deposit his share certificates where required, each by the date set forth in the dissenters' notice, is not entitled to payment for such holder's shares under Article 13.
     As soon as the Corporate Merger is consummated, or upon receipt of a payment demand, FUNC shall offer to pay each dissenter who complied with Article 13 the amount that FUNC estimates to be the fair value of the dissenter's shares, plus accrued interest, and shall pay such amount to each dissenter who agrees in writing to accept it in full satisfaction of such dissenter's demand. The offer of payment by FUNC must be accompanied by: (i) FUNC's balance sheet as of the end of a fiscal year ended not more than 16 months before the date of the offer of payment, an income statement for that year, a statement of cash flows for that year and the latest available interim financial statements, if any;
(ii) a statement of FUNC's estimate of the fair value of the Dissenting Shares;
(iii) an explanation of how the interest was calculated; (iv) a statement of the dissenter's right to demand payment as described below; and (v) a copy of
Article 13.
     A dissenter may notify FUNC in writing of the dissenter's own estimate of the fair value of the Dissenting Shares and the amount of interest due and demand payment of such estimate, or reject FUNC's offer and demand payment of the fair value of the Dissenting Shares and interest due, if (i) the dissenter believes the amount offered by FUNC is less than the fair value of the Dissenting Shares or that the interest due is incorrectly calculated, or (ii) FUNC fails to make payment to a dissenter who accepts FUNC's offer within 30 days after such acceptance. A dissenter waives such right to demand payment, and shall be deemed to have withdrawn his dissent and demand for payment, unless the dissenter notifies FUNC of such demand under (i) above, within 30 days after FUNC offers payment, or under (ii) above, within 30 days after FUNC fails to perform timely.
     If any such demand for payment remains unsettled, within 60 days after the date of the payment demand, the dissenter may petition the court to determine the fair value of the dissenting shares and any accrued interest. Upon service on it of the petition filed with the court, FUNC shall pay the dissenter the amount offered by FUNC. If the dissenter does not commence the proceeding within the 60-day period, the dissenter will have an additional 30 days to either (i) accept in writing the amount offered by FUNC, at which time FUNC will pay such amount to the dissenter in full satisfaction of his demand, or (ii) withdraw his demand for payment and resume the status of a nondissenting stockholder. A dissenter who takes no action within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment. Each dissenter made a party to such proceeding is entitled to a judgment for the amount, if any, by which the court finds that the fair value of the Dissenting Shares, plus interest, exceeds the amount paid by FUNC. The court will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court and assess the costs as it finds equitable.
     THE FOREGOING IS ONLY A SUMMARY OF THE RIGHTS OF A DISSENTING HOLDER OF RSFC COMMON STOCK. ANY HOLDER OF RSFC COMMON STOCK WHO INTENDS TO DISSENT SHOULD CAREFULLY REVIEW THE TEXT OF THE APPLICABLE PROVISIONS OF THE NCBCA SET FORTH IN ANNEX C TO THIS PROSPECTUS/PROXY STATEMENT AND SHOULD ALSO CONSULT WITH SUCH HOLDER'S ATTORNEY. THE FAILURE OF A HOLDER OF RSFC COMMON STOCK TO FOLLOW PRECISELY THE PROCEDURES SUMMARIZED ABOVE AND SET FORTH IN ANNEX C MAY RESULT IN LOSS OF DISSENTERS' RIGHTS. NO FURTHER NOTICE OF THE EVENTS GIVING RISE TO DISSENTERS' RIGHTS OR ANY STEPS ASSOCIATED THEREWITH WILL BE FURNISHED TO HOLDERS OF RSFC COMMON STOCK, EXCEPT AS INDICATED ABOVE OR OTHERWISE REQUIRED BY LAW.
                                       36

     In general, any dissenting stockholder who perfects such holder's right to be paid the fair value of such holder's RSFC Common Stock in cash will recognize taxable gain or loss for federal income tax purposes upon receipt of such cash. See " -- Certain Federal Income Tax Consequences".
MARKET PRICES
     The following table sets forth (i) the high and low last reported sale prices per share of FUNC Common Stock on the NYSE Tape (trading symbol, FTU) and of RSFC Common Stock on the Nasdaq National Market (trading symbol, RFBK), with respect to each quarterly period since January 1, 1993, and (ii) the equivalent pro forma market values per share of RSFC Common Stock, based on the .8235 Exchange Ratio. The .8235 Exchange Ratio is based on the closing price per share of FUNC Common Stock on the NYSE Tape on July 31, 1995 ($48.875), as if such closing price were the Average Closing Price. The actual Exchange Ratio will depend on the Average Closing Price and may be greater or less than .8235. The pro forma information presented would be different if the Average Closing Price results in an Exchange Ratio different from .8235.

                                                                     FUNC                                RSFC
                                                                 COMMON STOCK                        COMMON STOCK
                                                           HIGH                LOW             HIGH                LOW
1993
First quarter........................................   $    50 7/8             42 1/4           20 1/2             16 1/2
Second quarter.......................................        51 1/2             40               20 3/4             18 1/2
Third quarter........................................        49 5/8             43 1/2           22 1/4             19 1/4
Fourth quarter.......................................        48 1/8             37 7/8           21 1/2             19 1/2
1994
First quarter........................................        43 3/4             39 3/4           20 3/4             18 1/2
Second quarter.......................................        47 5/8             41 1/4           24                 18 1/4
Third quarter........................................        47 1/4             43 1/4           24 1/4             21 1/2
Fourth quarter.......................................        45 1/4             39 3/8           23 3/4             21 1/4
1995
First quarter........................................        45 1/8             41 3/8           32 1/2             22 3/4
Second quarter.......................................        49 3/4             42 7/8           38 1/2             31 1/2
Third quarter........................................        51 3/8             45 1/4           39                 38
Fourth quarter (through October 17, 1995)............   $    53 7/8             51               39                 38 3/4
                                                            EQUIVALENT PRO FORMA
                                                             PER SHARE OF RSFC
                                                              COMMON STOCK (1)
                                                          HIGH                LOW
1993
First quarter........................................      41 7/8              34 3/4
Second quarter.......................................      42 3/8              32 7/8
Third quarter........................................      40 3/4              35 3/4
Fourth quarter.......................................      39 5/8              31 1/8
1994
First quarter........................................      36                  32 5/8
Second quarter.......................................      39 1/8              33 7/8
Third quarter........................................      38 7/8              35 1/2
Fourth quarter.......................................      37 1/4              32 3/8
1995
First quarter........................................      37 1/8              34
Second quarter.......................................      40 7/8              35 1/4
Third quarter........................................      42 1/4              37 1/4
Fourth quarter (through October 17, 1995)............      44 1/4              41 7/8




(1) Equivalent pro forma market values per share of RSFC Common Stock amounts represent the high and low last reported sales prices per share of FUNC Common Stock multiplied by the .8235 Exchange Ratio, rounded down to the nearest one-eighth. See Notes (3) and (4) to "PRO FORMA FINANCIAL INFORMATION".

     On May 30, 1995, the last business day prior to public announcement of the execution of the Merger Agreement, the last reported sale prices per share of FUNC Common Stock on the NYSE Tape and of RSFC Common Stock on the Nasdaq National Market were $48.00 and $34.75, respectively. On October 17, 1995, such prices were $53.375 and $38.875, respectively.

     The Merger Agreement provides for the filing of a listing application with the NYSE covering the FUNC Common Shares. It is a condition to consummation of the Corporate Merger that the FUNC Common Shares be authorized for listing on the NYSE effective upon official notice of issuance. See " -- Conditions to Consummation; Termination".
                                       37

DIVIDENDS
     The following table sets forth the cash dividends paid on FUNC Common Stock and RSFC Common Stock with respect to each calendar quarter since January 1, 1993, and the equivalent pro forma cash dividends paid per share of RSFC Common Stock, based on the .8235 Exchange Ratio. The .8235 Exchange Ratio is based on the closing price per share of FUNC Common Stock on the NYSE Tape on July 31, 1995 ($48.875), as if such closing price were the Average Closing Price. The actual Exchange Ratio will depend on the Average Closing Price and may be greater or less than .8235. The pro forma information presented would be different if the Average Closing Price results in an Exchange Ratio different from .8235.

                                                                                                    EQUIVALENT PRO FORMA
                                                                    FUNC            RSFC              PER SHARE OF RSFC
                                                                COMMON STOCK    COMMON STOCK          COMMON STOCK (1)
1993
First quarter................................................       $.35              .10                    .29
Second quarter...............................................        .35              .10                    .29
Third quarter................................................        .40              .12                    .33
Fourth quarter...............................................        .40              .12                    .33
1994
First quarter................................................        .40              .12                    .33
Second quarter...............................................        .40              .12                    .33
Third quarter................................................        .46              .15                    .38
Fourth quarter...............................................        .46              .15                    .38
1995
First quarter................................................        .46              .15                    .38
Second quarter...............................................        .46              .15                    .38
Third quarter................................................        .52              .15                    .43
Fourth quarter...............................................       $.52              .15                    .43





(1) Equivalent pro forma cash dividends paid per share of RSFC Common Stock amounts represent FUNC historical dividend rates per share multiplied by the .8235 Exchange Ratio, rounded up to the nearest cent. The current annualized dividend rate per share for FUNC Common Stock, based upon the most recently declared quarterly dividend of $.52 per share payable on December 15, 1995, would be $2.08. On an equivalent pro forma basis, such current annualized FUNC dividend per share of RSFC Common Stock would be $1.72, based on the .8235 Exchange Ratio, rounded up to the nearest cent. Future FUNC and RSFC dividends are dependent upon their respective earnings and financial condition, government regulations and policies and other factors.

     See "FUNC -- Certain Regulatory Considerations; PAYMENTS OF DIVIDENDS" and "DESCRIPTION OF FUNC CAPITAL STOCK".
                                       38

                        PRO FORMA FINANCIAL INFORMATION
                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
   (FUNC, THE PURCHASE ACQUISITIONS (INCLUDING THE CORPORATE MERGER) AND FFB)
                                 JUNE 30, 1995
                                  (UNAUDITED)
     The following unaudited pro forma combined condensed balance sheet combines the consolidated historical balance sheets of FUNC, the companies involved in certain of the Purchase Acquisitions (including RSFC) and FFB, assuming the companies had been combined as of June 30, 1995, on a purchase accounting basis with respect to the Purchase Acquisitions (including the Corporate Merger) pending at June 30, 1995, or announced between July 1, 1995 and the date of this Prospectus/Proxy Statement, and on a pooling of interests accounting basis with respect to the FFB Merger.

                                                            PURCHASE     PRO FORMA   PRO FORMA                  PRO FORMA
(IN THOUSANDS)                                  FUNC      ACQUISITIONS  ADJUSTMENTS   COMBINED       FFB       ADJUSTMENTS
ASSETS
Cash and due from banks..................... $ 3,191,431       84,413     (595,981)   2,679,863    1,750,833           --
Interest-bearing balances...................     446,712       67,273           --      513,985      455,033           --
Federal funds sold and securities purchased
  under resale agreements...................   2,052,236        8,275           --    2,060,511      703,375           --
  Total cash and cash equivalents...........   5,690,379      159,961     (595,981)   5,254,359    2,909,241           --
Trading account assets......................   1,559,021           --           --    1,559,021      100,529           --
Securities available for sale...............   7,353,926      381,101           --    7,735,027    2,409,976           --
Investment securities.......................   3,583,906    1,577,325      (28,790)   5,132,441    3,877,896           --
Loans, net of unearned income...............  60,020,507    5,575,914       (6,473)  65,589,948   23,999,147           --
  Allowance for loan losses.................    (969,122)     (45,706)          --   (1,014,828)    (565,450)          --
  Loans, net................................  59,051,385    5,530,208       (6,473)  64,575,120   23,433,697           --
Premises and equipment......................   1,881,947       59,022      (14,645)   1,926,324      428,328           --
Due from customers on acceptances...........     383,289           --           --      383,289      161,355           --
Mortgage servicing rights...................     101,024       12,694        8,792      122,510       47,101           --
Credit card premium.........................      51,005           --           --       51,005           --           --
Other intangible assets.....................   1,395,368       70,814      412,390    1,878,572      809,040           --
Other assets................................   2,050,362      210,032        1,155    2,261,549    1,184,618           --
  Total assets.............................. $83,101,612    8,001,157     (223,552)  90,879,217   35,361,781           --
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing.......................  10,854,459      115,570           --   10,970,029    5,195,045           --
  Interest-bearing..........................  47,987,565    5,209,243           --   53,196,808   23,623,878           --
    Total deposits..........................  58,842,024    5,324,813           --   64,166,837   28,818,923           --
Short-term borrowings.......................  11,012,715    1,750,452           --   12,763,167    2,020,966           --
Bank acceptances outstanding................     383,289           --           --      383,289      161,355           --
Other liabilities...........................   1,750,454      144,846       (3,632)   1,891,668      744,470           --
Long-term debt..............................   5,376,283      247,829           --    5,624,112      676,750           --
    Total liabilities.......................  77,364,765    7,467,940       (3,632)  84,829,073   32,422,464           --
STOCKHOLDERS' EQUITY
Preferred stock.............................          --           --           --           --      219,219           --
Common stock................................     572,790       16,907        4,973      594,670       81,999      271,939
Paid-in capital.............................   1,260,261      390,804      (99,387)   1,551,678    1,255,143     (437,293)
Retained earnings...........................   3,912,179      128,674     (128,674)   3,912,179    1,556,804           --
Less: Treasury stock........................          --       (3,329)       3,329           --     (165,354)     165,354
Unrealized gain (loss) on debt and equity
  securities................................      (8,383)         161         (161)      (8,383)      (8,494)          --
    Total stockholders' equity..............   5,736,847      533,217     (219,920)   6,050,144    2,939,317           --
    Total liabilities and stockholders'
      equity................................ $83,101,612    8,001,157     (223,552)  90,879,217   35,361,781           --
                                               PRO FORMA
(IN THOUSANDS)                                 COMBINED
ASSETS
Cash and due from banks.....................    4,430,696
Interest-bearing balances...................      969,018
Federal funds sold and securities purchased
  under resale agreements...................    2,763,886
  Total cash and cash equivalents...........    8,163,600
Trading account assets......................    1,659,550
Securities available for sale...............   10,145,003
Investment securities.......................    9,010,337
Loans, net of unearned income...............   89,589,095
  Allowance for loan losses.................   (1,580,278)
  Loans, net................................   88,008,817
Premises and equipment......................    2,354,652
Due from customers on acceptances...........      544,644
Mortgage servicing rights...................      169,611
Credit card premium.........................       51,005
Other intangible assets.....................    2,687,612
Other assets................................    3,446,167
  Total assets..............................  126,240,998
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing.......................   16,165,074
  Interest-bearing..........................   76,820,686
    Total deposits..........................   92,985,760
Short-term borrowings.......................   14,784,133
Bank acceptances outstanding................      544,644
Other liabilities...........................    2,636,138
Long-term debt..............................    6,300,862
    Total liabilities.......................  117,251,537
STOCKHOLDERS' EQUITY
Preferred stock.............................      219,219
Common stock................................      948,608
Paid-in capital.............................    2,369,528
Retained earnings...........................    5,468,983
Less: Treasury stock........................           --
Unrealized gain (loss) on debt and equity
  securities................................      (16,877)
    Total stockholders' equity..............    8,989,461
    Total liabilities and stockholders'
      equity................................  126,240,998

See accompanying notes to pro forma financial information.
                                       39

               PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
     (FUNC AND THE PURCHASE ACQUISITIONS (INCLUDING THE CORPORATE MERGER))
                                  (UNAUDITED)
     The following unaudited pro forma combined condensed statements of income present the combined statements of income of FUNC and the companies involved in the Purchase Acquisitions (including RSFC) assuming the companies had been combined for each period presented on a purchase accounting basis (effective as of January 1, 1994).

                                                                                              PURCHASE      PRO FORMA    PRO FORMA
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                             FUNC      ACQUISITIONS   ADJUSTMENTS   COMBINED
SIX MONTHS ENDED JUNE 30, 1995
Interest income..............................................................  $3,000,417      377,671        (40,193)   3,337,895
Interest expense.............................................................   1,406,547      240,696             --    1,647,243
Net interest income..........................................................   1,593,870      136,975        (40,193)   1,690,652
Provision for loan losses....................................................      76,500        4,130             --      80,630
Net interest income after provision for loan losses..........................   1,517,370      132,845        (40,193)   1,610,022
Securities available for sale transactions...................................       4,878       (3,679)            --       1,199
Investment security transactions.............................................       1,450           --             --       1,450
Noninterest income...........................................................     628,042       29,339             --     657,381
Noninterest expense..........................................................   1,399,441      179,316         20,111    1,598,868
Income before income taxes...................................................     752,299      (20,811)       (60,304)    671,184
Income taxes.................................................................     266,254          990        (19,709)    247,535
Net income...................................................................     486,045      (21,801)       (40,595)    423,649
Dividends on preferred stock.................................................       7,029           --             --       7,029
Net income applicable to common stockholders.................................  $  479,016      (21,801)       (40,595)    416,620
Pro forma per common share data
  Net income available to common stockholders................................  $     2.77                                    2.32
  Average common shares (in thousands).......................................     172,745                                 179,310
                                                                                              PURCHASE      PRO FORMA    PRO FORMA
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                             FUNC      ACQUISITIONS   ADJUSTMENTS   COMBINED
YEAR ENDED DECEMBER 31, 1994
Interest income..............................................................  $5,094,661      786,606        (80,286)   5,800,981
Interest expense.............................................................   2,060,946      453,964             --    2,514,910
Net interest income..........................................................   3,033,715      332,642        (80,286)   3,286,071
Provision for loan losses....................................................     100,000        1,643             --     101,643
Net interest income after provision for loan losses..........................   2,933,715      330,999        (80,286)   3,184,428
Securities available for sale transactions...................................     (11,507)       2,647             --      (8,860 )
Investment security transactions.............................................       4,006           --             --       4,006
Noninterest income...........................................................   1,166,470       55,018             --    1,221,488
Noninterest expense..........................................................   2,677,228      270,493         52,677    3,000,398
Income before income taxes...................................................   1,415,456      118,171       (132,963)   1,400,664
Income taxes.................................................................     490,076       38,119        (40,535)    487,660
Net income...................................................................     925,380       80,052        (92,428)    913,004
Dividends on preferred stock.................................................      25,353           --             --      25,353
Net income applicable to common stockholders before redemption premium.......     900,027       80,052        (92,428)    887,651
Redemption premium on preferred stock........................................      41,355           --             --      41,355
Net income applicable to common stockholders after redemption premium........  $  858,672       80,052        (92,428)    846,296
Pro forma per common share data
  Net income available to common stockholders before redemption premium......  $     5.22                                    5.06
  Net income available to common stockholders after redemption premium.......  $     4.98                                    4.82
  Average common shares (in thousands).......................................     172,543                                 175,554

See accompanying notes to pro forma financial information.
                                       40

               PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
   (FUNC, THE PURCHASE ACQUISITIONS (INCLUDING THE CORPORATE MERGER) AND FFB)
                                  (UNAUDITED)
     The following unaudited pro forma combined condensed statements of income present the combined statements of income of FUNC, the companies involved in the Purchase Acquisitions (including RSFC) and FFB, assuming the companies had been combined for each period presented on a purchase accounting basis with respect to the Purchase Acquisitions (including the Corporate Merger) (for the six months ended June 30, 1995, and the year ended December 31, 1994, only) and on a pooling of interests accounting basis with respect to the FFB Merger.

                                                    SIX MONTHS ENDED
(DOLLARS IN THOUSANDS,                                  JUNE 30,                          YEARS ENDED DECEMBER 31,
EXCEPT PER SHARE DATA)                              1995        1994        1994        1993        1992        1991        1990
Interest income...............................   $4,493,006   3,434,281   7,937,133   6,601,528   6,608,666   7,031,400   7,549,088
Interest expense..............................    2,112,573   1,254,749   3,246,946   2,481,952   2,941,680   4,070,885   4,806,471
Net interest income...........................    2,380,433   2,179,532   4,690,187   4,119,576   3,666,986   2,960,515   2,742,617
Provision for loan losses.....................      100,630      94,000     180,643     369,753     642,708     946,284     923,409
Net interest income after provision for loan
  losses......................................    2,279,803   2,085,532   4,509,544   3,749,823   3,024,278   2,014,231   1,819,208
Securities available for sale transactions....       15,242      10,173       8,860      25,767      34,402          --          --
Investment security transactions..............        1,450       1,309       4,006      14,452       1,944     208,614      32,271
Noninterest income............................      864,592     738,949   1,620,712   1,541,569   1,360,202   1,254,635   1,028,755
Noninterest expense...........................    2,135,961   1,816,102   4,070,027   3,536,346   3,443,524   2,777,665   2,564,124
Income before income taxes....................    1,025,126   1,019,861   2,073,095   1,795,265     977,302     699,815     316,110
Income taxes..................................      373,284     347,323     709,028     578,912     278,514     129,843      59,868
Net income....................................      651,842     672,538   1,364,067   1,216,353     698,788     569,972     256,242
Dividends on preferred stock..................       17,350      22,204      46,020      45,553      53,040      51,746      47,151
Net income applicable to common stockholders
  before redemption premium...................      634,492     650,334   1,318,047   1,170,800     645,748     518,226     209,091
Redemption premium on preferred stock.........           --          --      41,355          --          --          --          --
Net income applicable to common stockholders
  after redemption premium....................   $  634,492     650,334   1,276,692   1,170,800     645,748     518,226     209,091
Pro forma per common share data
  Net income applicable to common stockholders
    before redemption premium.................   $     2.22        2.32        4.63        4.30        2.53        2.34         .97
  Net income applicable to common stockholders
    after redemption premium..................   $     2.22        2.32        4.48        4.30        2.53        2.34         .97
Average common shares (in thousands)..........      285,492     280,153     284,673     272,439     255,384     221,469     215,529
FUNC historical per common
  share data
    Net income applicable to
      common stockholders before
      redemption premium......................   $     2.77        2.59        5.22        4.73        2.23        2.24        1.68
    Net income applicable to common
      stockholders after redemption premium...   $     2.77        2.59        4.98        4.73        2.23        2.24        1.68
Average common shares (in thousands)..........      172,745     169,689     172,543     167,692     158,683     140,003     135,622

See accompanying notes to pro forma financial information.
                                       41

                    NOTES TO PRO FORMA FINANCIAL INFORMATION
(1) The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the Purchase Acquisitions (including the Corporate Merger) and the FFB Merger been consummated at the beginning of the applicable periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Consummation of the FFB Merger or any of the pending Purchase Acquisitions (including the Corporate Merger) is not contingent upon consummation of any other of such acquisitions. Consummation of one or all of the pending Purchase Acquisitions (including the Corporate Merger) prior to consummation of the FFB Merger would not materially impact the results of operations of FUNC. Pro forma financial information for the Purchase Acquisitions (including the Corporate Merger) assumes such acquisitions were consummated on January 1, 1994, and, except as otherwise indicated, reflects information from such date to their respective consummation dates (or to June 30, 1995, with respect to the Purchase Acquisitions (including the Corporate Merger) pending as of June 30, 1995, or announced between July 1, 1995 and the date of this Prospectus/Proxy Statement). Pro forma financial information with respect to the FFB Merger assumes such merger was consummated as of the beginning of each of the periods indicated.

(2) In addition to the pro forma assumptions indicated below with respect to the Purchase Acquisitions (including the Corporate Merger), pro forma assumptions related to the Corporate Merger include (i) a .8235 Exchange Ratio based on a July 31, 1995 FUNC Common Stock closing price of $48.875;
    (ii) the issuance of 2.5 million shares of FUNC Common Stock; (iii) the repurchase of such shares in the open market at a cost of $126 million; and
    (iv) an increase in goodwill and deposit base premium of $59 million and $12 million, respectively. The actual Exchange Ratio will depend on the Average Closing Price (which will not be known until shortly before the Effective
    Date) and may be higher or lower than .8235. The pro forma information would be different if the Average Closing Price results in an Exchange Ratio different from .8235. Set forth on the cover page of this Prospectus/Proxy Statement is the last reported sale price per share of FUNC Common Stock on the NYSE Tape on the most recent practicable date before the mailing hereof. Stockholders are urged to obtain current quotations of the market price of FUNC Common Stock.

(3) It is assumed that the FFB Merger will be accounted for on a pooling of interests accounting basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of (i) 1.35 shares of FUNC Common Stock for each of the 81,998,930 shares of FFB common stock (less 3,345,884 treasury shares) which were outstanding at June 30, 1995; and (ii) one share of one of three corresponding new series of FUNC Class A Preferred Stock for each share of the related three series of FFB preferred stock outstanding at June 30, 1995, one series of which includes 4,368,848 shares of convertible preferred stock, which were then convertible into 3,408,138 shares of FFB common stock. The three new series of FUNC Class A Preferred Stock will have substantially identical terms as the related series of FFB preferred stock to be exchanged therefor. The 1.35 exchange ratio is subject to possible increase under certain circumstances. As a result, information was adjusted for the FFB Merger by the (i) addition of 106,181,612 shares of FUNC Common Stock amounting to $353,938,000; (ii) elimination of 81,998,930 shares of FFB common stock amounting to $81,999,000; (iii) cancellation of 3,345,884 treasury shares of FFB at a cost of $165,354,000; and (iv) recordation of the remaining net amount of $437,293,000 as a reduction in paid-in capital at June 30, 1995.
    The pro forma financial information presented herein does not give effect to the possible purchase by FUNC and/or FFB of up to 5.5 million shares of FFB common stock or 7.4 million shares of FUNC Common Stock, or some combination of the two (the "FFB Acquisition Shares"), prior to consummation of the FFB Merger. As of the date of this Prospectus/Proxy Statement, FUNC has purchased 2.9 million shares of FFB common stock at a cost of $181 million, and 250,000 shares of FFB convertible preferred stock at a cost of $12 million.
    As of June 30, 1995, FUNC and FFB had 14,441,144 and 6,788,278 shares of common stock reserved for issuance, respectively, (excluding, as to FUNC, shares reserved for issuance in connection with the FFB Merger, the Purchase Acquisitions then pending (including the Corporate Merger), or upon exercise of the rights attached to shares of FUNC Common Stock), which are not included in the pro forma financial information presented herein.
    For the six months ended June 30, 1995, FFB had net income applicable to common stockholders of $217,872,000.
(4) During the period from January 1, 1994 through the date of this Prospectus/Proxy Statement, FUNC completed or had pending at August 14, 1995, the following Purchase Acquisitions: (i) the acquisition of BancFlorida Financial Corporation (completed in August 1994) with assets of $1.6 billion for 3.6 million shares of FUNC Common Stock valued at $161 million, (ii) the acquisitions of First Florida Savings Bank, FSB (completed in April 1995), Ameribanc Investors
                                       42

    Group (completed in April 1995), Coral Gables Fedcorp, Inc. (completed in May 1995), and Home Federal Savings Bank of Rome, Georgia (completed in August 1995), at an aggregate cost of $623 million in cash, and (iii) the acquisitions of American Savings (completed in July 1995), United Financial (completed on October 5, 1995), and RSFC, Columbia and Brentwood (each of which was pending at August 14, 1995 and is currently pending) for an estimated 16.5 million shares of FUNC Common Stock valued at an estimated $785 million.
    In addition to the foregoing Purchase Acquisitions, during 1994, FUNC completed the following purchase accounting acquisitions: (i) the December 1994 purchase of a DE MINIMUS amount of loans, and the purchase of deposits from Chase Manhattan Bank of Florida, N.A. ("Chase") and Great Western Federal Savings Bank ("Great Western"), which in the aggregate amounted to $1.8 billion, at an aggregate cost of approximately $137 million, and (ii) the purchase of deposits of Jacksonville Federal Savings Association, Citizens Federal Savings Association, Cobb Federal Savings Association and Hollywood Federal Savings Association from the Resolution Trust Corporation ("RTC") in the aggregate amount of $640 million, at an aggregate cost of $68 million. Purchases of deposits from Chase, Great Western and the RTC do not constitute a sufficient continuity of operations, and moreover, additional financial data is not available to develop meaningful and reliable pro forma income statement information with respect to such acquisitions. Accordingly, the pro forma financial information presented herein includes such acquisitions at their recorded costs and does not include any pro forma adjustments related thereto.
    Goodwill and deposit base premium of approximately $701 million and $378 million, respectively, are currently expected to result from the Purchase Acquisitions (including the Corporate Merger).

    In connection with the Purchase Acquisitions (including the Corporate Merger) in which the consideration involved or will involve the issuance of FUNC Common Stock, the pro forma financial information presented herein includes actual and estimated repurchases of FUNC Common Stock that in the aggregate are estimated to amount to 20.5 million shares at an estimated cost of $932 million. During 1994, FUNC purchased 4.9 million shares of FUNC Common Stock at a cost of $212 million; during the first six months of 1995,
    5.7 million shares at a cost of $249 million; and from July 1, 1995 to the date of this Prospectus/Proxy Statement, 9.9 million shares at a cost of $471 million.

    In April 1995, the FUNC Board of Directors authorized the purchase of up to 15 million shares of FUNC Common Stock, which is in addition to the possible purchase of the FFB Acquisition Shares. As of the date of this Prospectus/Proxy Statement, FUNC has remaining authority to purchase up to
    4.3 million shares of FUNC Common Stock, in addition to the FFB Acquisition Shares.
(5) The pro forma adjustment amounts related to the unaudited pro forma combined condensed statements of income reflect a 5.84 percent and 4.08 percent cost of funds for the six months ended June 30, 1995, and the year ended December 31, 1994, respectively, a six-to-ten year straight-line life related to investment securities, a nine-year straight-line life related to loans, a ten-year straight-line life related to premises and equipment and mortgage servicing rights, a ten-year sum-of-the-years digits method related to deposit base premium, and a 25-year straight-line life related to goodwill. For the six months ended June 30, 1995, and the year ended December 31, 1994, these adjustments resulted in: reductions in interest income, net interest income and net interest income after provision for loan losses of $40,193,000 and $80,286,000, respectively; increases in noninterest expense of $20,111,000 and $52,677,000, respectively; reductions in income before income taxes of $60,304,000 and $132,963,000, respectively; reductions in income taxes of $19,709,000 and $40,535,000, respectively; and reductions in net income applicable to common stockholders of $40,595,000 and $92,428,000, respectively.
                                       43

    The components of the pro forma adjustments related to interest income and noninterest expense for the six months ended June 30, 1995, and the year ended December 31, 1994, are as follows:

                                                                                       SIX MONTHS ENDED       YEAR ENDED
(IN THOUSANDS)                                                                          JUNE 30, 1995      DECEMBER 31, 1994
Interest income
  Interest and fees on loans........................................................       $ (2,237)                 350
  Interest and dividends on investment securities...................................         (2,578)             (19,999)
  Interest-bearing bank balances....................................................        (35,378)             (60,637)
       Total interest income........................................................        (40,193)             (80,286)
Noninterest expense
  Equipment rentals, depreciation and maintenance...................................         (1,125)              (3,190)
  Mortgage servicing amortization...................................................          2,088                5,437
  Other amortization
     Goodwill.......................................................................         10,585               27,225
     Deposit base premium...........................................................          8,563               23,205
       Total noninterest expense....................................................         20,111               52,677
Income before income taxes..........................................................       $(60,304)            (132,963)

(6) Income per share data has been computed based on the combined historical net income applicable to common stockholders of FUNC, FFB and the companies involved in the Purchase Acquisitions (including the Corporate Merger) using the historical weighted average shares outstanding of FUNC Common Stock and the weighted average outstanding shares, adjusted to equivalent shares of FUNC Common Stock, as of the earliest applicable period presented.
(7) Certain insignificant reclassifications have been included herein to conform statement presentations. Transactions conducted in the ordinary course of business between the companies are immaterial, and accordingly, have not been eliminated.
(8) The unaudited pro forma financial information does not include any FFB Merger-related expenses or any material expenses related to the Purchase Acquisitions (including the Corporate Merger). A currently estimated after-tax FFB Merger-related charge of approximately $270 million, or $.97 per share of FUNC Common Stock, is expected to be recorded in the appropriate period based on the consummation date of the FFB Merger. See "RECENT DEVELOPMENTS -- 1995 and 1996 Earnings Estimates".
(9) As indicated by the foregoing unaudited pro forma financial information and based solely on the foregoing assumptions, consummation of the FFB Merger and the Purchase Acquisitions (including the Corporate Merger) would have diluted FUNC's historical net income per common share (after redemption premium) for the six months ended June 30, 1995 and the year ended December 31, 1994, by 20 percent and 10 percent, respectively. It should not necessarily be assumed, however, that the foregoing data will represent actual dilution with respect to the FFB Merger or the Purchase Acquisitions (including the Corporate Merger).
                                      RSFC
GENERAL
     Financial and other information relating to RSFC, including information about RSFC's directors and executive officers, is set forth in RSFC's 1994 Annual Report on Form 10-K, 1995 First and Second Quarter Reports on Form 10-Q, 1995 Annual Meeting Proxy Statement and 1995 Current Reports on Form 8-K, copies of which may be obtained from RSFC as indicated under "AVAILABLE INFORMATION". HISTORY AND BUSINESS
     RSFC was incorporated under the laws of North Carolina in 1989 and is a non-diversified savings and loan holding company within the meaning of HOLA. RSFC currently has no operations and conducts no business of its own other than through Raleigh Federal. RSFC's and Raleigh Federal's corporate offices are located at 219 Fayetteville Street Mall, Raleigh, North Carolina.
                                       44

     Raleigh Federal was originally chartered in 1905 as a North Carolina mutual savings and loan association. It converted to a federally chartered mutual savings and loan association in 1978, changed to a federally chartered mutual savings bank in 1986 and completed its conversion to a federally chartered stock savings bank on July 6, 1987. Raleigh Federal has been a member of the Federal Home Loan Bank ("FHLB") system since 1933. Its deposit accounts are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). Raleigh Federal is subject to comprehensive regulation, examination and supervision by the OTS. Such regulation is intended primarily for the protection of depositors.
     Raleigh Federal is a diversified financial institution primarily engaged in the business of obtaining savings deposits from the general public and investing such funds in residential and commercial mortgages, construction, consumer and commercial business loans. It also invests in interest-bearing bank deposits, federal funds, U.S. Government and agency obligations, mortgage-backed and related securities and other investments as permitted by applicable laws and regulations. The primary sources of funds for Raleigh Federal's lending and investing activities are principal and interest payments on loans, savings deposits, earnings on investments, sales of loans, FHLB advances and other borrowings. Raleigh Federal's earnings are largely dependent upon the difference between interest income earned on its loan and investment portfolios and interest expense paid on its savings deposits and borrowings. Fees paid by its customers are also an important component of Raleigh Federal's income.
     Raleigh Federal has two wholly-owned subsidiaries, the 1905 Corporation ("1905") and Builders Acceptance Corporation ("BAC"). 1905 offers tax-deferred annuities through a third-party marketing company. The sole purpose of BAC is to qualify as a REMIC. Under a REMIC, mortgage assets can be restructured in the form of a sale for tax purposes, but as a financing for accounting purposes. At June 30, 1995, cash of $270,000 and mortgage-backed securities with an aggregate unpaid balance of $9.2 million were pledged as collateral for the notes payable which had an outstanding balance of $8.3 million.
     At June 30, 1995, RSFC had assets of $808 million, deposits of $636 million and stockholders' equity of $72 million. Raleigh Federal conducts its operations primarily in central and eastern North Carolina through 31 full-service offices.
                                       45

                                      FUNC
GENERAL
     Financial and other information relating to FUNC, including information relating to FUNC's directors and executive officers, is set forth in FUNC's 1994 Annual Report on Form 10-K, 1995 First and Second Quarter Reports on Form 10-Q, 1995 Annual Meeting Proxy Statement and 1995 Current Reports on Form 8-K, copies of which may be obtained from FUNC as indicated under "AVAILABLE INFORMATION". HISTORY AND BUSINESS
     FUNC was incorporated under the laws of North Carolina in 1967 and is registered as a bank holding company under the BHCA. Pursuant to a corporate reorganization in 1968, FUNB-NC and First Union Mortgage Corporation, a mortgage banking firm acquired by FUNB-NC in 1964, became subsidiaries of FUNC.
     In addition to FUNB-NC, FUNC also operates banks in South Carolina, Florida, Georgia, Tennessee, Virginia, Maryland and Washington, D.C. In addition to providing a wide range of commercial and retail banking and trust services through its banking subsidiaries, FUNC also provides various other financial services, including mortgage banking, capital markets services, insurance and securities' brokerage services, through other subsidiaries.
     Since the 1985 Supreme Court decision upholding regional interstate banking legislation, FUNC has concentrated its efforts on building a large, regional banking organization in what it perceives to be some of the better banking markets in the eastern region of the United States. Since November 1985, FUNC has completed 58 banking-related acquisitions, and currently has pending four banking-related acquisitions, including the more significant acquisitions (I.E., involving the acquisition of $3.0 billion or more of assets or deposits) set forth in the following table.

                                                                     ASSETS/             CONSIDERATION/
                    NAME                         HEADQUARTERS     DEPOSITS(1)(2)      ACCOUNTING TREATMENT      COMPLETION DATE
Atlantic Bancorporation......................   Florida           $  3.8 billion    common stock/pooling        November 1985
Northwestern Financial Corporation...........   North Carolina       3.0 billion    common stock/pooling        December 1985
First Railroad & Banking Company of
  Georgia....................................   Georgia              3.7 billion    common stock/pooling        November 1986
Florida National Banks of Florida, Inc.......   Florida              7.9 billion    cash and preferred          January 1990
                                                                                    stock/purchase
Southeast banks..............................   Florida              9.9 billion    cash, notes and preferred   September 1991
                                                                                    stock/
                                                                                    purchase
Resolution Trust Company ("RTC")                                     5.3 billion    cash/purchase               1991-1994
  acquisitions...............................   Florida,
                                                Georgia,
                                                Virginia
Dominion Bankshares Corporation..............   Virginia             8.9 billion    common stock and            March 1993
                                                                                    preferred stock/pooling
Georgia Federal Bank, FSB....................   Georgia              4.0 billion    cash/purchase               June 1993
First American Metro Corp....................   Virginia             4.6 billion    cash/purchase               June 1993
American Savings.............................   Florida              3.3 billion    common stock/purchase       July 1995
FFB..........................................   New Jersey,
                                                Pennsylvania      $ 35.4 billion    common stock and            pending
                                                                                    preferred stock/pooling


(1) The dollar amounts indicated represent the assets of the related organization as of the last reporting period prior to acquisition, except for (i) the dollar amount relating to RTC acquisitions, which represents savings and loan deposits acquired from the RTC, and (ii) the dollar amount relating to Southeast banks, which represent assets of the two banking subsidiaries of Southeast Banking Corporation acquired from the FDIC.
(2) In addition, FUNC purchased Lieber & Company ("Lieber"), a mutual fund advisory company with approximately $3.4 billion in assets under management, in June 1994. Since such assets are not owned by Lieber, they are not reflected on FUNC's balance sheet.
                                       46

     FUNC is continually evaluating acquisition opportunities and frequently conducts due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected. Acquisitions typically involve the payment of a premium over book and market values, and therefore some dilution of FUNC's book value and net income per common share may occur in connection with any future transactions. See "PRO FORMA FINANCIAL INFORMATION" and " -- Certain Regulatory Considerations; INTERSTATE BANKING AND BRANCHING LEGISLATION".
CERTAIN REGULATORY CONSIDERATIONS
     AS A BANK HOLDING COMPANY, FUNC IS SUBJECT TO REGULATION UNDER THE BHCA AND TO ITS EXAMINATION AND REPORTING REQUIREMENTS. THE FOLLOWING DISCUSSION SETS FORTH CERTAIN OF THE MATERIAL ELEMENTS OF THE REGULATORY FRAMEWORK APPLICABLE TO BANK HOLDING COMPANIES AND THEIR SUBSIDIARIES AND PROVIDES CERTAIN SPECIFIC INFORMATION RELEVANT TO FUNC. TO THE EXTENT THAT THE FOLLOWING INFORMATION DESCRIBES STATUTORY AND REGULATORY PROVISIONS, IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PARTICULAR STATUTORY AND REGULATORY PROVISIONS. A CHANGE IN APPLICABLE STATUTES, REGULATIONS OR REGULATORY POLICY MAY HAVE A MATERIAL EFFECT ON THE BUSINESS OF FUNC.
  GENERAL
     FUNC is a bank holding company within the meaning of the BHCA and is registered as such with the Federal Reserve Board. Under the BHCA, bank holding companies may not directly or indirectly acquire the ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board. See "THE MERGERS -- Regulatory Approvals". In addition, bank holding companies are generally prohibited under the BHCA from engaging in nonbanking activities, subject to certain exceptions.
     The earnings of FUNC are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board and the OCC. In addition, there are numerous governmental requirements and regulations which affect the activities of FUNC.
  PAYMENT OF DIVIDENDS
     FUNC is a legal entity separate and distinct from its banking and other subsidiaries. A major portion of FUNC's revenues result from amounts paid as dividends to FUNC by its national bank subsidiaries. The prior approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year will exceed the sum of such bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits any national bank from paying dividends which would be greater than such bank's undivided profits after deducting statutory bad debt in excess of such bank's allowance for loan losses.
     Under the foregoing dividend restrictions and certain restrictions applicable to certain of FUNC's nonbanking subsidiaries, as of June 30, 1995, FUNC's subsidiaries, without obtaining affirmative governmental approvals, could pay aggregate dividends of $153 million to FUNC. During the first half of 1995, FUNC's subsidiaries paid $394 million in cash dividends to FUNC.
     In addition, FUNC and its national bank subsidiaries are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a national bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The OCC and the FDIC have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The OCC, the FDIC and the Federal Reserve Board have each indicated that banking organizations should generally pay dividends only out of current operating earnings.
  BORROWINGS
     There are also various legal restrictions on the extent to which each of FUNC and its nonbank subsidiaries can borrow or otherwise obtain credit from its bank subsidiaries. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited, as to any one of FUNC or such nonbank subsidiaries, to ten percent of the lending bank's capital stock and surplus, and as to FUNC and all such nonbank subsidiaries in the aggregate, to 20 percent of such lending bank's capital stock and surplus.
                                       47

  CAPITAL
     The minimum guidelines for the ratio of capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is eight percent. At least half of the total capital is to be composed of common equity, retained earnings and a limited amount of qualifying perpetual preferred stock, less certain intangibles ("tier 1 capital" and, together with tier 2 capital, "total capital"). The remainder may consist of subordinated debt, qualifying preferred stock and a limited amount of the loan loss allowance ("tier 2 capital"). At June 30, 1995, FUNC's tier 1 and total capital ratios were 6.86 percent and 11.58 percent, respectively. On an FUNC and RSFC combined basis, such ratios at June 30, 1995, would have been 6.53 percent and 11.24 percent, respectively.
     In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of tier 1 capital to adjusted average quarterly assets ("leverage ratio") equal to three percent for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of from at least four to five percent. FUNC's leverage ratio at June 30, 1995, was 5.74 percent. On an FUNC and RSFC combined basis, such ratio at June 30, 1995, would have been 5.47 percent. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity. The Federal Reserve Board has not advised FUNC of any specific minimum leverage ratio or tangible tier 1 leverage ratio applicable to it.
     Each of FUNC's subsidiary national banks is subject to similar capital requirements adopted by the OCC. Each of FUNC's subsidiary banks had a leverage ratio in excess of 5.14 percent, as of June 30, 1995. The OCC has not advised any of the subsidiary national banks of any specific minimum leverage ratio applicable to it.
     As of June 30, 1995, the capital ratios of FUNC's banking subsidiaries, which consist of FUNB-NC, First Union National Bank of South Carolina ("FUNB-SC"), First Union National Bank of Georgia ("FUNB-GA"), First Union National Bank of Florida ("FUNB-FL"), First Union National Bank of Washington, D.C. ("FUNB-DC"), First Union National Bank of Maryland ("FUNB-MD"), First Union National Bank of Tennessee ("FUNB-TN"), First Union National Bank of Virginia ("FUNB-VA") and First Union Home Equity Bank, N.A. ("FUHEB") were as follows:

                                REGULATORY
                                 MINIMUM    FUNB-NC  FUNB-SC  FUNB-GA  FUNB-FL  FUNB-DC  FUNB-MD  FUNB-TN  FUNB-VA  FUHEB
Tier 1 capital ratio.........         4%      6.65     7.86     8.72     6.55    17.46    20.14    11.62     6.81   5.28
Total capital ratio..........         8      10.32    11.79    11.52    10.01    18.74    21.42    12.88    10.39   8.28
Leverage ratio...............       3-5%      5.81     5.94     6.40     5.15     7.70    13.08     7.71     5.28   5.53

     Banking regulators continue to indicate their desire to raise capital requirements applicable to banking organizations, including a proposal to add an interest rate risk component to risk-based capital guidelines.
  FIRREA
     The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), among other things, imposes liability on an institution the deposits of which are insured by the FDIC, such as FUNC's subsidiary national banks, for certain potential obligations to the FDIC incurred in connection with other FDIC-insured institutions under common control with such institution.
     Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's stockholders, pro rata and, to the extent necessary, if any such assessment is not paid by any stockholder after three months notice, to sell the stock of such stockholder to make good the deficiency. Under Federal Reserve Board policy, FUNC is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each of such subsidiaries. This support may be required at times when, absent such Federal Reserve Board policy, FUNC may not find itself willing or able to provide it.
     Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.
                                       48

  FDICIA
     The Federal Deposit Insurance Corporation Improvement Act of 1991 (as amended, "FDICIA"), among other things, requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The FDICIA establishes five capital tiers: "well capitalized"; "adequately capitalized"; "undercapitalized"; "significantly undercapitalized"; and "critically undercapitalized". A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.
     The OCC adopted regulations establishing relevant capital measures and relevant capital levels. The relevant capital measures are the total capital ratio, tier 1 capital ratio and the leverage ratio. Under the regulations, a bank will be (i) "well capitalized" if it has a total capital ratio of ten percent or greater, a tier 1 capital ratio of six percent or greater and a leverage ratio of five percent or greater and is not subject to any order or written directive by the OCC to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total capital ratio of eight percent or greater, a tier 1 capital ratio of four percent or greater and a leverage ratio of four percent or greater (three percent in certain circumstances) and is not "well capitalized"; (iii) "undercapitalized" if it has a total capital ratio of less than eight percent, a tier 1 capital ratio of less than four percent or a leverage ratio of less than four percent (three percent in certain circumstances); (iv) "significantly undercapitalized" if it has a total capital ratio of less than six percent, a tier 1 capital ratio of less than three percent or a leverage ratio of less than three percent; and
(v) "critically undercapitalized" if its tangible equity is equal to or less than two percent of average quarterly tangible assets. As of June 30, 1995, all of FUNC's deposit-taking subsidiary banks had capital levels that qualify them as being "well capitalized" under such regulations. FUHEB is not a deposit-taking bank.
     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be "undercapitalized". "Undercapitalized" depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to five percent of the depository institution's total assets at the time it became "undercapitalized"; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized".
     "Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized", requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.
  DEPOSITOR PREFERENCE STATUTE
     Legislation has been enacted providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.
  INTERSTATE BANKING AND BRANCHING LEGISLATION
     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") authorizes interstate acquisitions of banks and bank holding companies without geographic limitation beginning one year after enactment. In addition, beginning June 1, 1997, a bank may merge with a bank in another state as long as neither of the states has opted out of interstate branching between the date of enactment of the IBBEA and May 31, 1997. The IBBEA further provides that states may enact laws permitting interstate merger transactions prior to June 1, 1997. A bank may establish and operate a DE NOVO branch in a state in which the bank does not maintain a branch if that state expressly permits DE NOVO branching. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. A bank that has established a branch in a state through DE NOVO
                                       49
branching may establish and acquire additional branches in such state in the same manner and to the same extent as a bank having a branch in such state as a result of an interstate merger. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the opting out state, whether through an acquisition or DE NOVO.
  FDIC INSURANCE ASSESSMENTS

     On August 8, 1995, the FDIC amended its regulations on insurance assessments to establish a new assessment rate schedule of four to 31 cents per $100.00 of deposits in replacement of the existing schedule of 23 to 31 cents per $100.00 of deposits for institutions whose deposits are subject to assessment by the Bank Insurance Fund ("BIF"). The FDIC has maintained the current assessment rate schedule of 23 to 31 cents per $100.00 of deposits for institutions whose deposits are subject to assessment by the SAIF. The new BIF schedule became effective on June 1, 1995. Assessments collected at the previous assessment schedule that exceeded the amount due under the new schedule were refunded, with interest, from the effective date of the new schedule. As a result, FUNC received a $25 million refund, including interest, in the third quarter of 1995. As of June 30, 1995, FUNC had a BIF deposit assessment base of $40.9 billion and a SAIF deposit assessment base of $16.4 billion. Various legislative proposals regarding the future of the BIF and the SAIF have been reported recently. Several of these proposals include a one-time special assessment for SAIF deposits and a subsequent comparable and reduced level of annual premiums for SAIF and BIF deposits. FUNC does not know when and if any such proposal or any other related proposal may be adopted.

  BHCA LEGISLATION
     Various bills have been introduced into the United States Congress that would repeal in some respects the provisions of the Glass-Steagall Act prohibiting certain banking organizations from engaging in certain securities activities and the provisions of the BHCA prohibiting affiliations between banking organizations and nonbanking organizations. FUNC cannot predict if and when any such legislation or any similar legislation may be enacted.
                       DESCRIPTION OF FUNC CAPITAL STOCK
     THE DESCRIPTIVE INFORMATION SUPPLIED HEREIN OUTLINES CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION, AS AMENDED (THE "ARTICLES"), AND BYLAWS OF FUNC AND THE NCBCA. THE INFORMATION DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ALL RESPECTS BY REFERENCE TO THE PROVISIONS OF FUNC'S ARTICLES AND BYLAWS AND THE NCBCA.
AUTHORIZED CAPITAL

     The authorized capital stock of FUNC consists of 750,000,000 shares of FUNC Common Stock, 10,000,000 shares of Preferred Stock, no-par value per share ("FUNC Preferred Stock"), and 40,000,000 shares of FUNC Class A Preferred Stock, no-par value per share ("FUNC Class A Preferred Stock"). As of September 30, 1995, there were 167,795,141 shares of FUNC Common Stock, and no shares of FUNC Preferred Stock and FUNC Class A Preferred Stock issued and outstanding. The FUNC Preferred Stock and FUNC Class A Preferred Stock are each issuable in one or more series and, with respect to any series, the Board of Directors of FUNC, subject to certain limitations, is authorized to fix the numbers of shares, dividend rates, liquidation prices, liquidation rights of holders, redemption, conversion and voting rights and other terms of the series. Shares of FUNC Class A Preferred Stock and FUNC Preferred Stock that are redeemed, repurchased or otherwise acquired by FUNC have the status of authorized, unissued and undesignated shares of FUNC Class A Preferred Stock and FUNC Preferred Stock, respectively, and may be reissued. On March 31, 1995, FUNC redeemed a series of FUNC Preferred Stock at an aggregate redemption price of $325 million.

FUNC COMMON STOCK
     Subject to the prior rights of the holders of any FUNC Preferred Stock and any FUNC Class A Preferred Stock then outstanding, holders of FUNC Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and in the event of liquidation or dissolution, to receive the net assets of FUNC remaining after payment of all liabilities and after payment to holders of all shares of FUNC Preferred Stock and FUNC Class A Preferred Stock of the full preferential amounts to which such holders are respectively entitled, in proportion to their respective holdings. See "FUNC -- Certain Regulatory Considerations; PAYMENT OF DIVIDENDS".
     Subject to the rights of the holders of any FUNC Preferred Stock and any FUNC Class A Preferred Stock then outstanding, all voting rights are vested in the holders of the shares of FUNC Common Stock, each share being entitled to one vote on
                                       50
all matters requiring stockholder action and in the election of directors. Holders of FUNC Common Stock have no preemptive, subscription or conversion rights. All of the outstanding shares of FUNC Common Stock are fully paid and nonassessable, and the FUNC Common Shares issuable to the stockholders of RSFC upon consummation of the Corporate Merger will, upon issuance, be fully paid and nonassessable.
FUNC PREFERRED STOCK
     All shares of each series of FUNC Preferred Stock must be of equal rank and have the same powers, preferences and rights and are subject to the same qualifications, limitations and restrictions, except with respect to dividend rates, redemption prices, liquidation amounts, terms of conversion or exchange and voting rights.
FUNC CLASS A PREFERRED STOCK
     Shares of FUNC Class A Preferred Stock rank prior or superior to FUNC Common Stock and on a parity with or junior to (but not prior or superior to) FUNC Preferred Stock or any series thereof, in respect of the right to receive dividends and/or the right to receive payments out of the net assets of FUNC upon any involuntary or voluntary liquidation, dissolution or winding up of FUNC. Subject to the foregoing and to the terms of any particular series of FUNC Class A Preferred Stock, each series of FUNC Class A Preferred Stock may vary as to priority.
     In the FFB Merger Agreement, upon consummation of the FFB Merger, FUNC agreed to issue three corresponding new series of FUNC Class A Preferred Stock with terms substantially identical to those of the three outstanding series of FFB preferred stock to be exchanged therefor. The following is a brief description of the certain terms of the three outstanding series of FFB preferred stock, based on information filed by FFB with, and publicly available from, the Commission and the NYSE.
  FFB SERIES B PREFERRED STOCK
     The FFB Series B Convertible Preferred Stock (the "FFB Series B Preferred Stock") bears a cumulative annual dividend of $2.15 per share, has a liquidation preference of $25.00 per share, is redeemable in whole or in part at the option of FFB at $25.00 per share plus accrued but unpaid dividends to the the redemption date, and is currently convertible at the option of the holder thereof into .7801 of a share of FFB common stock per share, subject to adjustment in certain events. Upon consummation of the FFB Merger, such conversion ratio would be adjusted in accordance with the FFB Merger exchange ratio (1.35 shares of FUNC Common Stock for each share of FFB common stock outstanding at the time the FFB Merger is consummated, subject to increase in certain circumstances). Holders of FFB Series B Preferred Stock are entitled to vote on all matters on which the holders of FFB common stock vote, together with FFB common stock as a single class, and in such circumstances each holder of FFB Series B Preferred Stock is entitled to such number of votes as is equal to one-half of the number of shares of FFB common stock into which such holder's shares of FFB Series B Preferred stock are then convertible. Holders of FFB Series B Preferred Stock are also entitled to vote as a separate class (with other similarly situated holders of preferred stock) (i) to elect directors in the event of extended dividend arrearages, (ii) with respect to any amendment of the FFB Certificate of Incorporation which adversely affects the rights of holders of FFB Series B Preferred Stock, (iii) for FFB to redeem fewer than all shares of FFB Series B Preferred Stock at any time when any dividends thereon have not been paid for past periods, and (iv) in certain circumstances with respect to the authorization or creation of more than ten million shares of any FFB preferred stock or the authorization or creation of any securities ranking prior to FFB Series B Preferred Stock.
  FFB SERIES D PREFERRED STOCK
     The FFB Series D Adjustable Rate Cumulative Preferred Stock (the "FFB Series D Preferred Stock") is non-voting, subject to certain limited exceptions, has a liquidation preference of $100.00 per share and is redeemable in whole or in part at the option of FFB at a redemption price of $100.00 per share plus accrued but unpaid dividends to the redemption date. FFB Series D Preferred Stock cannot be converted into any other class of capital stock of FFB. FFB Series D Preferred Stock bears cumulative dividends at an annual rate (the "applicable rate") equal to .75 percent less than the highest of the three-month U.S. Treasury Bill rate, the U.S. Treasury ten-year constant maturity rate or the U.S. Treasury 20-year constant maturity rate, adjusted quarterly; however, in no event may the applicable rate be less than 6.25 percent or more than 12.75 percent per annum. Holders of FFB Series D Preferred Stock are also entitled to vote as a separate class (with other similarly situated holders of FFB preferred stock) (i) to elect directors in the event of extended dividend arrearages, (ii) with respect to any amendment of the FFB Certificate of Incorporation which adversely affects the rights of holders of FFB Series D Preferred Stock, and
(iii) with respect to the authorization or creation of any securities ranking prior to FFB Series D Preferred Stock.
                                       51

  FFB SERIES F PREFERRED STOCK
     The FFB Series F 10.64% Preferred Stock (the "FFB Series F Preferred Stock") bears a cumulative annual dividend rate of 10.64 percent, is non-voting, subject to certain limited exceptions, has a liquidation preference of $1,000.00 per share and is redeemable in whole or in part at the option of FFB on or after July 1, 1996, at $1,000.00 per share plus accrued and unpaid dividends to the redemption date. FFB Series F Preferred Stock cannot be converted into any other class of capital stock of FFB. The shares of FFB Series F Preferred Stock are represented by depositary shares, with each depositary share representing a 1/40th interest in a share of FFB Series F Preferred Stock. Holders of the depositary shares are entitled to all rights and preferences of FFB Series F Preferred Stock proportionate to the ownership interest represented by the number of depositary shares owned by them. Holders of FFB Series F Preferred Stock are also entitled to vote as a separate class (with other similarly situated holders of FFB preferred stock) (i) to elect directors in the event of extended dividend arrearages, (ii) with respect to any amendment of the FFB Certificate of Incorporation which adversely affects the rights of holders of FFB Series F Preferred Stock, and (iii) with respect to the authorization or creation of any securities ranking prior to FFB Series F Preferred Stock.
RIGHTS PLAN
     Each outstanding share of FUNC Common Stock currently has attached to it one right (a "FUNC Right") issued pursuant to a Shareholder Protection Rights Agreement (as amended, the "FUNC Rights Agreement"). Accordingly, in the Corporate Merger, holders of RSFC Common Stock would receive one FUNC Right with respect to each share of FUNC Common Stock they receive, which FUNC Right will be attached to the related shares of FUNC Common Stock, unless the Separation Time (as defined below) has occurred, in which case holders of RSFC Common Stock would receive separate certificates with respect to such FUNC Rights. Each FUNC Right entitles its registered holder to purchase one-hundredth of a share of a junior participating series of FUNC Class A Preferred Stock designed to have economic and voting terms similar to those of one share of FUNC Common Stock, for $110.00, subject to adjustment (the "Rights Exercise Price"), but only after the earlier to occur (the "Separation Time") of: (i) the tenth business day (subject to extension) after any person (an "Acquiring Person") (x) commences a tender or exchange offer, which, if consummated, would result in such person becoming the beneficial owner of 15 percent or more of the outstanding shares of FUNC Common Stock, or (y) is determined by the Federal Reserve Board to "control" FUNC within the meaning of the BHCA (see " -- Other Provisions" below), subject to certain exceptions; and (ii) the tenth business day after the first date (the "Flip-in Date") of a public announcement that a person has become an Acquiring Person. The FUNC Rights will not trade separately from the shares of FUNC Common Stock unless and until the Separation Time occurs.
     The FUNC Rights Agreement provides that a person will not become an Acquiring Person under the BHCA control test described above if either (i) the Federal Reserve Board's control determination would not have been made but for such person's failure to make certain customary passivity commitments, or such person's violation of such commitments made, to the Federal Reserve Board, so long as the Federal Reserve Board determines that such person no longer controls FUNC within 30 days (or 60 days in certain circumstances), or (ii) the Federal Reserve Board's control determination was not based on such a failure or violation and such person (x) obtains a noncontrol determination within three years, and (y) is using its best efforts to allow FUNC to make any acquisition or engage in any legally permissible activity notwithstanding such person's being deemed to control FUNC for purposes of the BHCA.
     The Third Amendment to the FUNC Rights Agreement, effective as of June 18, 1995, exempts the grant by FUNC to FFB of an option to purchase up to 19.9 percent of the outstanding shares of FUNC Common Stock (the "FUNC Option"), and the purchase of shares of such common stock pursuant to the FUNC Option, from causing the holder of the FUNC Option or such shares from becoming an Acquiring Person as a result thereof.
     The FUNC Rights will not be exercisable until the business day following the Separation Time. The FUNC Rights will expire on the earliest of: (i) the Exchange Time (as defined below); (ii) the close of business on December 28, 2000; and (iii) the date on which the FUNC Rights are redeemed or terminated as described below (in any such case, the "Expiration Time"). The Rights Exercise Price and the number of FUNC Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the FUNC Rights, are subject to adjustment upon the occurrence of certain events.
     In the event that prior to the Expiration Time a Flip-in Date occurs, FUNC will take such action as shall be necessary to ensure and provide that each FUNC Right (other than FUNC Rights beneficially owned by an Acquiring Person or any affiliate, associate or transferee thereof, which FUNC Rights shall become void) shall constitute the right to purchase, from FUNC, shares of FUNC Common Stock having an aggregate market price equal to twice the Rights Exercise Price for an amount in cash equal to the then current Rights Exercise Price. In addition, the Board of Directors of FUNC may, at its
                                       52
option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50 percent of the outstanding shares of FUNC Common Stock, elect to exchange all of the then outstanding FUNC Rights for shares of FUNC Common Stock, at an exchange ratio of two shares of FUNC Common Stock per FUNC Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Separation Time (the "Rights Exchange Rate"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the FUNC Rights will terminate and each FUNC Right will thereafter represent only the right to receive a number of shares of FUNC Common Stock equal to the Rights Exchange Rate. If FUNC becomes obligated to issue shares of FUNC Common Stock upon exercise of or in exchange for FUNC Rights, FUNC, at its option, may substitute therefor shares of junior participating FUNC Class A Preferred Stock upon exercise of each FUNC Right at a rate of two one-hundredths of a share of junior participating FUNC Class A Preferred Stock upon the exchange of each FUNC Right.
     The FUNC Rights are redeemable by FUNC at $.01 per right, subject to adjustment upon the occurrence of certain events, at any date prior to the date on which they become exercisable and, in certain events, may be canceled and terminated without any payment to the holders thereof. The FUNC Rights have no voting rights and are not entitled to dividends.
     The FUNC Rights will not prevent a takeover of FUNC. The FUNC Rights, however, may cause substantial dilution to a person or group that acquires 15 percent or more of FUNC Common Stock (or that acquires "control" of FUNC within the meaning of the BHCA) unless the FUNC Rights are first redeemed or terminated by the Board of Directors of FUNC. Nevertheless, the FUNC Rights should not interfere with a transaction that is in the best interests of FUNC and its stockholders because the FUNC Rights can be redeemed or terminated, as hereinabove described, before the consummation of such transaction.
     The complete terms of the FUNC Rights are set forth in the FUNC Rights Agreement. The foregoing description of the FUNC Rights and the FUNC Rights Agreement is qualified in its entirety by reference to such document. The FUNC Rights Agreement is incorporated by reference as an exhibit to the Registration Statement. A copy of the FUNC Rights Agreement can be obtained upon written request to the Rights Agent, First Union National Bank of North Carolina, Two First Union Center, Charlotte, North Carolina 28288-1154.
OTHER PROVISIONS
     The FUNC Articles and Bylaws contain a number of provisions which may be deemed to have the effect of discouraging or delaying attempts to gain control of FUNC, including provisions in the FUNC Articles: (i) classifying the Board of Directors into three classes with each class to serve for three years with one class being elected annually; (ii) authorizing the Board of Directors to fix the size of the Board of Directors between nine and 30 directors; (iii) authorizing directors to fill vacancies on the Board of Directors that occur between annual meetings, except that vacancies resulting from a removal of a director by a stockholder vote may only be filled by a stockholder vote; (iv) providing that directors may be removed only for cause and only by affirmative vote of the majority of shares entitled to be voted in the election of directors, voting as a single class; (v) authorizing only the Board of Directors, the Chairman of the Board or the President to call a special meeting of stockholders (except for special meetings called under specified circumstances for holders of classes or series of stock ranking superior to the FUNC Common Stock); and (vi) requiring an 80 percent vote of stockholders entitled to vote in the election of directors, voting as a single class, to alter any of the foregoing provisions.
     The FUNC Bylaws include provisions setting forth specific conditions under which: (i) business may be transacted at an annual meeting of stockholders; and
(ii) persons may be nominated for election as directors of FUNC at an annual meeting of stockholders.
     The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued, or unless the acquisition is subject to Federal Reserve Board approval under the BHCA. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than ten percent of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as FUNC, would, under the circumstances set forth in the presumption, constitute the acquisition of control.
                                       53

     In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25 percent (five percent in the case of an acquiror that is a bank holding company) or more of the outstanding shares of FUNC Common Stock, or otherwise obtaining "control" over FUNC. Under the BHCA, "control" generally means (i) the ownership or control of 25 percent or more of any class of voting securities of the bank holding company, (ii) the ability to elect a majority of the bank holding company's directors, or (iii) the ability otherwise to exercise a controlling influence over the management and policies of the bank holding company. See "THE
MERGERS -- Regulatory Approvals" for a description of the standards applicable to the Corporate Merger under the BHCA.
     Two North Carolina "anti-takeover" statutes adopted in 1987, The North Carolina Shareholder Protection Act and The North Carolina Control Share Acquisition Act, allowed North Carolina corporations to elect to either be covered or not be covered by such statutes. FUNC elected not to be covered by such statutes.
     In addition to the foregoing, in certain instances the issuance of authorized but unissued shares of FUNC Common Stock, FUNC Class A Preferred Stock or FUNC Preferred Stock may have an anti-takeover effect.
     The existence of the foregoing provisions could (i) result in FUNC being less attractive to a potential acquiror, and (ii) result in FUNC stockholders receiving less for their shares of FUNC Common Stock than otherwise might be available in the event of a take-over attempt.
        CERTAIN DIFFERENCES IN THE RIGHTS OF RSFC AND FUNC STOCKHOLDERS
GENERAL
     FUNC and RSFC are North Carolina corporations subject to the provisions of the NCBCA. Stockholders of RSFC will, upon consummation of the Corporate Merger, become stockholders of FUNC (unless they have perfected dissenters' rights with respect to their shares of RSFC Common Stock as described in "THE
MERGERS -- Dissenters' Rights"). The rights of such stockholders as stockholders of FUNC will then be governed by the Articles and Bylaws of FUNC, in addition to the NCBCA.
     Set forth below are the material differences between the rights of a RSFC stockholder under the RSFC Articles and Bylaws, on the one hand, and the rights of an FUNC stockholder under the FUNC Articles and Bylaws, on the other hand. Both RSFC and FUNC are subject to the provisions of the NCBCA. THIS SUMMARY DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE GOVERNING LAW AND THE ARTICLES OF INCORPORATION AND BYLAWS OF EACH CORPORATION.
AUTHORIZED CAPITAL

     RSFC. RSFC has authority to issue 40,000,000 shares of stock. The authorized stock is divided into 30,000,000 shares of RSFC Common Stock, with a par value of $1.00 per share, and 10,000,000 shares of RSFC Preferred Stock, with a par value of $1.00 per share. As of September 30, 1995, there were 2,804,780 shares of RSFC Common Stock outstanding and held by approximately 1,178 holders of record. There are no shares of RSFC Preferred Stock outstanding.

     FUNC. FUNC's authorized capital is set forth under "DESCRIPTION OF FUNC CAPITAL STOCK -- Authorized Capital".
AMENDMENT TO ARTICLES OF INCORPORATION OR BYLAWS
     RSFC. The RSFC Articles generally may be amended or repealed in the manner prescribed by the laws of North Carolina. However, in addition to any provision of state law, an affirmative vote of at least 75 percent of the holders of outstanding shares of RSFC Common Stock entitled to vote is required to amend or repeal provisions concerning (i) the calling of a special meeting of the stockholders, (ii) the requirements for removal of a director or the entire board, (iii) the board classification system, (iv) the amendment or repeal of the Bylaws, (v) indemnification of directors, (vi) directors' exemption from personal liability, and (vii) any amendment or repeal of Article 13 of the RSFC Articles, which sets forth the voting requirements described above. The RSFC Articles also provide that the affirmative vote of at least 80 percent of the holders of outstanding shares of RSFC Common Stock entitled to vote is required to amend or repeal any of the provisions relating to the approval of Business Combinations (as such term is defined in the RSFC Articles). The RSFC Board is expressly empowered to adopt, amend or repeal the Bylaws of RSFC with the approval of a majority of the Whole Board (as defined in the RSFC Articles). The stockholders may also adopt, amend or repeal the Bylaws with the approval of at least 75 percent of the voting shares.
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     FUNC. Under North Carolina law, an amendment to the FUNC Articles generally requires the recommendation of the Board of Directors and the approval of either a majority of all shares entitled to vote thereon or a majority of the votes cast thereon, depending on the nature of the amendment. In accordance with North Carolina law, the Board of Directors of FUNC may condition its submission of the proposed amendment on any basis. An amendment to the Bylaws of FUNC generally requires the approval of either the stockholders or the Board of Directors of FUNC. The Board of Directors of FUNC generally may not amend any Bylaw approved by the stockholders. Under certain circumstances, the approval of the holders of at least two-thirds, or in some cases a majority, of the outstanding shares of any series of FUNC Preferred Stock or FUNC Class A Preferred Stock may be required to amend the FUNC Articles. In addition, certain amendments to the FUNC Articles or Bylaws require the approval of not less than 80 percent of the outstanding shares of FUNC entitled to vote in the election of directors, voting together as a single class. See "DESCRIPTION OF FUNC CAPITAL STOCK".
SIZE AND CLASSIFICATION OF BOARD OF DIRECTORS
     RSFC. The Bylaws of RSFC provide that the RSFC Board may determine the size of the RSFC Board, as long as the membership is not less than nine nor greater than 15. The number of directors of RSFC is currently set at 11. The RSFC Board is divided into three classes, as nearly equal in number as reasonably possible. Each director is elected for a three-year term, with one third of the directors' terms expiring each year. Such classification of directors may make it more difficult for a person seeking to acquire control of RSFC to gain majority representation on the RSFC Board.
     FUNC. The size of the Board of Directors of FUNC is determined by the affirmative vote of a majority of the Board of Directors of FUNC, provided that the FUNC Board of Directors may not set the number of directors at less than nine nor more than 30, and provided further that no decrease in the number of directors may shorten the term of any director then in office. The number of directors of FUNC is currently set at 25. The FUNC Board of Directors is divided into three classes, each as nearly as possible equal in number as the others, with one class being elected annually. See also "DESCRIPTION OF FUNC CAPITAL STOCK".
REMOVAL OF DIRECTORS
     RSFC. Any director or the entire RSFC Board, may be removed from office at any time, but only for cause (as defined in the RSFC Articles) and only by the affirmative vote of the holders of 75 percent of the outstanding shares of RSFC Common Stock.
     FUNC. Except for directors elected under specified circumstances by holders of any class or series of stock having a preference over the FUNC Common Stock as to dividends or upon liquidation, directors of FUNC may be removed only for cause and only by a vote of the holders of a majority of the shares then entitled to vote in the election of directors, voting together as a single class.
DIRECTOR EXCULPATION
     RSFC. The RSFC Articles provide that to the fullest extent permitted by the NCBCA, no director or former director of RSFC is personally liable to RSFC or any of its stockholders for monetary damages for breach of duty as a director.
     FUNC. The FUNC Articles provide for the elimination of personal liability of each director of FUNC to the fullest extent permitted by the provisions of the NCBCA, as the same may be in effect from time to time. The NCBCA does not permit the elimination of such liability with respect to (i) acts or omissions the director knew or believed were clearly in conflict with the best interests of FUNC, (ii) any liability under the NCBCA for unlawful distributions by FUNC, or (iii) any transaction from which the director derived an improper personal benefit.
DIRECTOR CONFLICT OF INTEREST TRANSACTIONS
     RSFC. The RSFC Articles and Bylaws contain no specific provisions concerning director conflict of interest transactions. However, like FUNC, RSFC is governed by North Carolina law, as described below.
     FUNC. North Carolina law generally permits transactions involving a North Carolina corporation and an interested director of that corporation if: (i) the material facts of the transaction and the director's interest are disclosed and a majority of disinterested shares entitled to vote thereon authorizes, approves or ratifies the transaction; (ii) the material facts are disclosed and a majority of disinterested directors or a committee of the board of directors authorizes, approves or ratifies the transaction; or (iii) the transaction is fair to the corporation. North Carolina law prohibits loans to directors or the guaranteeing of their obligations by a North Carolina corporation unless approved by a majority vote of disinterested stockholders or
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unless the corporation's board of directors determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan of loans and guarantees by the corporation. STOCKHOLDER MEETINGS
     RSFC. The RSFC Articles provide that special meetings of the stockholders of RSFC may be called only by the Chairman of the RSFC Board, the President or by a resolution passed by a majority of the Whole Board (as defined in the RSFC Articles). The notice of the special meeting must specifically state the purpose or purposes for which the meeting is called. A majority of outstanding shares entitled to vote constitutes a quorum for stockholders meetings. However, for Substitute Annual Meetings (as defined in the RSFC Articles) a quorum consists of the shares represented at the meeting, even though less than a majority. Except as provided in the RSFC Articles, Bylaws or by the NCBCA, a vote of the majority of shares voted at a meeting of the stockholders at which a quorum is present constitutes an act of the stockholders on that matter.
     FUNC. A special meeting of stockholders may be called for any purpose only by the Board of Directors of FUNC, by the Chairman of FUNC's Board of Directors or by FUNC's President (except for special meetings called under specified circumstances for holders of any class or series of stock having a preference over the FUNC Common Stock as to dividends or upon liquidation). A quorum for a meeting of the stockholders of FUNC is a majority of the outstanding shares of FUNC entitled to vote. Except as provided in the FUNC Articles or the NCBCA, a majority of the votes cast is generally required for any action by the stockholders of FUNC. North Carolina law provides that such quorum and voting requirements may be increased only with the approval of the stockholders of FUNC.
DIRECTOR NOMINATIONS
     RSFC. The RSFC Bylaws provide that the RSFC Board serves as the nominating committee for selecting nominees for election as directors. Nominations for the RSFC Board must be submitted to the Secretary of RSFC at least 20 days before the annual meeting. Stockholders also may make nominations for the RSFC Board and such nominees will be voted upon if such nominations are delivered to the Secretary in writing at least five days prior to the annual meeting. If the nominating committee fails to submit a list of nominees at least 20 days prior to the annual meeting, nominations for directors may be made at the meeting by any stockholder who is entitled to vote, and such nomination must be voted upon.
     FUNC. FUNC's Bylaws establish procedures that must be followed for stockholders to nominate persons for election to FUNC's Board of Directors. Such nominations must be made by delivering written notice to the Secretary of FUNC not less than 60 or more than 90 days prior to the annual meeting at which directors will be elected; provided, however, that if less than 70 days' notice of the date of the meeting is given, such written notice by the stockholder must be so delivered not later than the tenth day after the day on which such notice of the date of the meeting was given. Notice will be deemed to have been given more than 70 days prior to the meeting if the meeting is called on the third Tuesday of April regardless as to when public disclosure is made. The nomination notice must set forth certain information about the person to be nominated similar to that required to be disclosed in the solicitation of proxies for election of directors pursuant to Items 7(a) and 7(b) of Regulation 14A under the Exchange Act, and such person's written consent to being nominated and to serving as a director if elected. The nomination notice must also set forth certain information about the person submitting the notice, including the name and address of the stockholder and the class and number of shares of FUNC Common Stock owned of record or beneficially by such stockholder. The Chairman of the meeting will, if the facts warrant, determine that a nomination was not made in accordance with the provisions prescribed by the Bylaws, and the defective nomination will be disregarded. The foregoing procedures do not apply to any director who is nominated under specified circumstances by holders of any class or series of stock having a preference over FUNC Common Stock as to dividends or upon liquidation.
STOCKHOLDER PROPOSALS
     RSFC. The RSFC Articles do not contain any provisions relating to submission of stockholder proposals.
     FUNC. FUNC's Bylaws establish procedures that must be followed for a stockholder to submit a proposal to a vote of the stockholders of FUNC at an annual meeting of stockholders. Such proposal must be made by the stockholder delivering written notice to the Secretary of FUNC not less than 60 days nor more than 90 days prior to the meeting; provided, however, that if less than 70 days' notice of the date of the meeting is given, such written notice by the stockholder must be so delivered not later than the tenth day after the day on which such notice of the date of the meeting was given. Notice will be deemed to have been given more than 70 days prior to the meeting if the meeting is called on the third Tuesday of April. The stockholder proposal notice must set forth:
(i) a brief description of the proposal and the reasons for its submission; (ii) the name and address of the stockholder, as they appear on FUNC's books; (iii) the classes and number of shares of FUNC stock
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owned by the stockholder; and (iv) any material interest of the stockholder in such proposal other than such holder's interest as a stockholder of FUNC. The Chairman of the meeting will, if the facts warrant, determine that any proposal was not properly submitted in accordance with the provisions prescribed by the Bylaws and the defective proposal will not be submitted to the meeting for a vote of the stockholders.
STOCKHOLDER PROTECTION RIGHTS PLAN
     RSFC. RSFC has not adopted any stockholder protection rights plan.
     FUNC. FUNC has adopted the FUNC Rights Agreement. See "DESCRIPTION OF FUNC CAPITAL STOCK -- FUNC Rights Plan".
STOCKHOLDER INSPECTION RIGHTS; STOCKHOLDER LISTS
     RSFC. The RSFC Bylaws provide that at least ten days before each stockholders' meeting, the Secretary must prepare a list of stockholders entitled to vote at the meeting. The stockholder list is kept on file at RSFC's registered office for ten days before the meeting, and is subject to inspection there by any stockholder during business hours. The list is also available for inspection at the stockholder meeting. RSFC, like FUNC, is governed by the provisions of the NCBCA relating to the rights of stockholders to inspect and copy certain corporate records, as described below.
     FUNC. Under the NCBCA, qualified stockholders have the right to inspect and copy certain records of FUNC if their demand is made in good faith and for a proper purpose. Such right of inspection requires that the stockholder give FUNC at least five business days' written notice of the demand, describing with reasonable particularity his purpose and the requested records. The records must be directly connected with the stockholder's purpose. The rights of inspection and copying extend not only to stockholders of record but also to beneficial owners whose beneficial ownership is certified to FUNC by the stockholder of record. However, FUNC is under no duty to provide any accounting records or any records with respect to any matter that FUNC determines in good faith may, if disclosed, adversely affect FUNC in the conduct of its business or may constitute material non-public information, and the rights of inspection and copying are limited to stockholders who either have been stockholders for at least six months or who hold at least five percent of the outstanding shares of any class of stock of FUNC. A stockholder's agent or attorney has the same inspection and copying rights as the stockholder he represents.
     In addition, after fixing a record date for a stockholders' meeting, FUNC is required to prepare a stockholder list with respect to such stockholders' meeting and to make such list available at FUNC's principal office or at a place identified in the meeting notice to any stockholder beginning two business days after notice of such meeting is given and continuing through such meeting and any adjournment thereof. Subject to the applicable provisions of the NCBCA, a stockholder or his agent or attorney upon written demand at his own expense during regular business hours is entitled to copy such list. Such list must be available at the stockholders' meeting, and any stockholder, his agent or attorney, may inspect such list at any time during the meeting or any adjournment thereof.
REQUIRED STOCKHOLDER VOTE FOR CERTAIN ACTIONS
     RSFC. The RSFC Articles provide that, in addition to any vote requirements of the NCBCA, an affirmative vote of at least 75 percent of the holders of outstanding shares of RSFC Common Stock entitled to vote is required to amend or repeal provisions concerning (i) the calling of a special meeting of the stockholders, (ii) the requirements for removal of a director or the entire board, (iii) the board classification system, (iv) the amendment or repeal of the Bylaws, (v) indemnification of directors, (vi) directors' exemption from personal liability, and (vii) any amendment or repeal of Article 13 of the RSFC Articles, which sets forth the voting requirements described above. The RSFC Articles also provide that the affirmative vote of at least 80 percent of the holders of outstanding shares of RSFC Common Stock entitled to vote is required to amend or repeal the provisions relating to the approval of Business Combinations (as such term is defined in the RSFC Articles). See
" -- Anti-Takeover Provisions" for a discussion of the stockholder vote required for such Business Combinations.
     FUNC. Under North Carolina law, except as otherwise provided below or in the NCBCA, any plan of merger or share exchange to which FUNC is a party, would require adoption by the Board of Directors, who would generally be required to recommend its approval to the stockholders, who in turn would be required to approve the plan by a vote of a simple majority of the outstanding shares.
Except as otherwise provided below or in the NCBCA, any sale, lease, exchange or other disposition of all or substantially all of FUNC's assets not made in the usual and regular course of business would generally require that the Board of Directors recommend the proposed transaction to the stockholders who would be required to approve the transaction by a vote of a simple majority of the outstanding shares. In accordance with North Carolina law, the submission by the Board of Directors of any such action may be conditioned on any basis, including, without limitation, conditions
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regarding a supermajority voting requirement or that no more than a certain number of shares indicate that they will seek dissenters' rights.
     With respect to a plan of merger to which FUNC is a party, no vote of the stockholders of FUNC is required if FUNC is the surviving corporation and: (i) the FUNC Articles would remain unchanged after the merger, subject to certain exceptions; (ii) each stockholder of FUNC immediately before the merger would hold an identical number of shares, with identical designations, limitations, preferences and relative rights, after the merger; (iii) the number of shares of FUNC stock entitled to vote unconditionally in the election of directors to be issued in the merger (either by the conversion of securities issued in the merger or by the exercise of rights and warrants issued in the merger) would not exceed 20 percent of the shares of FUNC stock entitled to vote unconditionally in the election of directors outstanding immediately before the merger; and (iv) the number of shares of FUNC stock entitling holders to participate without limitation in distributions to be issued in the merger (either by the conversion of securities issued in the merger or by the exercise of rights and warrants issued in the merger) would not exceed 20 percent of the shares of FUNC stock entitling holders to participate without limitation in distributions outstanding immediately before the merger.
     In addition, no vote of the stockholders of FUNC would be required to merge a subsidiary of which FUNC owns at least 90 percent of the outstanding shares of each class of subsidiary shares, into FUNC, as long as no amendment is made to the FUNC Articles that could not be made without approval of FUNC's stockholders.
     With respect to a sale, lease, exchange or other disposition of all or substantially all the assets of FUNC made upon the authority of the Board of Directors, no vote of the stockholders of FUNC would be required if such disposition is made in the usual and regular course of business or if such disposition is made to a wholly-owned subsidiary of FUNC.
ANTI-TAKEOVER PROVISIONS
     RSFC. RSFC has elected not to be covered by the North Carolina Shareholder Protection Act. However, the provisions of the North Carolina Control Share Acquisition Act are applicable.

     Certain provisions of the RSFC Articles and Bylaws may be deemed to have an anti-takeover effect in that they could prevent, discourage or delay any change in control of RSFC. The following summary describes such material provisions. The summary is not intended to be complete and is qualified in all respects by the information contained in the RSFC Articles and Bylaws. The purpose of these provisions in general is, among other things, to facilitate stability of leadership and enhance the role of the RSFC Board in connection with attempts to acquire control of RSFC so the RSFC Board can further and protect the interests of RSFC, its stockholders, and its other constituencies, as appropriate under the circumstances. However, these provisions also may tend to discourage some acquisition proposals. As a result, RSFC's stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. These provisions also may discourage open market purchases by a potential acquiror that might otherwise increase the market price of RSFC Common Stock temporarily, enabling stockholders to sell their shares at a price higher than that which would otherwise prevail. In addition, these provisions may decrease the market price of RSFC Common Stock by making it less attractive to persons who invest in securities in anticipation of a price increase if an acquisition proposal is made. These provisions also may make it more difficult and time consuming for a potential acquiror to obtain control of RSFC by replacing the RSFC Board, and thereby, management.

     ISSUING STOCK. The RSFC Articles authorize the issuance of up to 30,000,000 shares of RSFC Common Stock and 10,000,000 shares of RSFC Preferred Stock. The authority to issue additional shares generally and to establish classes or series with voting powers, designations, preferences and rights as it determines, without further stockholder approval or authorization (subject to applicable laws, rules, and regulations), provides the RSFC Board with some ability to prevent a change in control despite a shift in ownership of RSFC Common Stock and may help discourage or delay a change in control by increasing the number of shares needed to gain control of RSFC.
     BOARD STRUCTURE. The classification of the RSFC Board as described above may also have an anti-takeover effect. Because only one-third of the members of the RSFC Board are elected each year, at least two annual meetings would be required for an Interested Stockholder (as defined in the RSFC Articles) to change a majority of the members constituting the RSFC Board.

     SUPERMAJORITY REQUIREMENTS. The RSFC Articles contain certain supermajority voting requirements. Such voting requirements may have an anti-takeover effect in that they make it more difficult for an Interested Stockholder to change provisions concerning pricing and voting in Business Combinations (as such term is defined in the RSFC Articles) and other

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actions that could enhance the Interested Stockholder's control. See
" -- Amendment to Articles of Incorporation or Bylaws", " -- Required Stockholder Vote for Certain Actions" and " -- FAIR PRICE PROVISIONS".
     FAIR PRICE PROVISIONS. The RSFC Articles require the affirmative vote of 80 percent of the outstanding shares of RSFC Common Stock entitled to vote to approve a Business Combination. Business Combination is defined in the RSFC Articles generally as (i) any merger or consolidation of RSFC with an Interested Stockholder (as defined in the RSFC Articles); (ii) any sale, lease, exchange, transfer or other disposition of 25 percent or more of the assets of RSFC to any Interested Stockholder; (iii) the issuance or transfer by RSFC of any of its securities to any Interested Stockholder in exchange for cash, securities or other property having a fair market value of 25 percent or greater of the combined assets of RSFC; or (iv) any reclassification of securities or recapitalization of RSFC, or merger or consolidation which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class which is owned by an Interested Shareholder. The RSFC Articles provide that the 80 percent vote requirement will not apply in the case of a Business Combination only if: (i) the Business Combination has been approved by a majority of the Disinterested Directors (as defined in the RSFC Articles) or (ii) all of the following conditions have been met: (A) the aggregate consideration to be received per share of RSFC Common Stock by RSFC's stockholders is not less than the higher of (1) the highest per share price paid by the Interested Stockholder for RSFC Common Stock acquired by it within the two-year period immediately prior to the announcement of the Business Combination or the date the person became an Interested Shareholder and (2) the fair market value per share of RSFC Common Stock on such announcement date or on the date on which the person became an Interested Stockholder; (B) the aggregate consideration to be received by RSFC's stockholders per share of any other class of RSFC's voting stock is at least the higher of (1) the highest price per share paid by the Interested Stockholder for shares of such other class of voting stock within two years preceding the announcement of the Business Combination or the date the person became an Interested Stockholder, (2) the highest preferential amount per share to which the holders of shares of such other class are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of RSFC, and (3) the fair market value per share of such other class of stock on the announcement date or the date the person became an Interested Stockholder; (C) the consideration to be received by RSFC's stockholders is in cash or in the same form as the consideration paid by the Interested Stockholder in acquiring shares already owned (provided, that if the Interested Stockholder has paid varying forms of consideration, the form of consideration paid to RSFC's stockholders in the Business Combination must be either cash or the form used to acquire the largest number of shares of such class of voting stock already owned); (D) except as approved by a majority of the Disinterested Directors, after the Interested Stockholder has become such and prior to the consummation of the Business Combinations (1) there has been no failure to declare and pay at the regular rate any full quarterly dividends on any outstanding RSFC Preferred Stock or reduction in the annual rate of dividends paid on RSFC Common Stock, (2) the Interested Stockholder shall not have acquired beneficial ownership of any additional shares of RSFC voting stock, and (3) after becoming an Interested Stockholder, such person shall not have received the benefit of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by RSFC; and (E) a proxy or information statement in conformity with the Exchange Act and rules and regulations thereunder shall be mailed to all stockholders of RSFC at least 30 days prior to the consummation of such Business Combination.
     FUNC. North Carolina has two anti-takeover statutes in force, The North Carolina Shareholder Protection Act and The North Carolina Control Share Acquisition Act. These statutes restrict business combinations with, and the accumulation of shares of voting stock of, certain North Carolina corporations. In accordance with the provisions of these statutes, FUNC elected not to be covered by the restrictions imposed by these statutes. As a result, such statutes do not apply to FUNC. In addition, North Carolina has a Tender Offer Disclosure Act, which contains certain prohibitions against deceptive practices in connection with making a tender offer and also contains a filing requirement with the North Carolina Secretary of State that has been held unenforceable as to its 30-day waiting period.
DISSENTERS' RIGHTS
     RSFC. RSFC, like FUNC, is governed by the requirements of the NCBCA with respect to dissenters' rights.
     FUNC. North Carolina law generally provides dissenters' rights for mergers and certain share exchanges that would require stockholder approval, sales of all or substantially all of the assets (other than sales that are in the usual and regular course of business and certain liquidations and court-ordered sales), certain amendments to the articles of incorporation and any corporate action taken pursuant to a stockholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors entitles stockholders to dissent.
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DIVIDENDS AND OTHER DISTRIBUTIONS
     RSFC. The RSFC Board may declare and RSFC may pay dividends on outstanding shares in cash, property, or its own shares pursuant to law and subject to the provisions of the RSFC Articles.
     FUNC. Under North Carolina law, FUNC generally may make dividends or other distributions to its stockholders unless after the distribution either: (i) FUNC would not be able to pay its debts as they become due in the usual course of business; or (ii) FUNC's assets would be less than the sum of its liabilities plus the amount that would be needed to satisfy the preferential dissolution rights of stockholders whose preferential rights are superior to those receiving the distribution. See "FUNC -- Certain Regulatory Considerations; PAYMENT OF DIVIDENDS" and "DESCRIPTION OF FUNC CAPITAL STOCK".
VOLUNTARY DISSOLUTION
     RSFC. In the event of a liquidation, dissolution, or winding-up of RSFC, whether voluntary or involuntary, the holders of RSFC Common Stock would be entitled to ratably receive, after payment of or making of adequate provisions for all debts and liabilities of RSFC and after the rights, if any, of preferred stockholders of RSFC are satisfied, all remaining assets of RSFC available for distribution.
     In connection with Raleigh Federal's conversion from mutual to stock form in 1987, Raleigh Federal established a liquidation account for the benefit of certain eligible account holders who maintained their accounts in Raleigh Federal. In the event of a complete liquidation of RSFC and Raleigh Federal, such holders would be entitled to receive liquidating distributions of any assets remaining after payment of all creditors' claims (including the claims of all depositors to the withdrawal values of their deposit accounts, including accrued interest) before any distributions are made on Raleigh Federal's common stock, equal to such holders' proportionate interest in the remaining liquidation account balance of Raleigh Federal in accordance with the regulations of the OTS. The Mergers are not considered to be a liquidation of RSFC or Raleigh Federal and as such will not affect Raleigh Federal's liquidation account. Upon consummation of the Bank Merger, FUNB-NC will assume Raleigh Federal's liquidation account.
     FUNC. North Carolina law provides that FUNC may be dissolved if the Board of Directors of FUNC proposes dissolution and a majority of the shares of FUNC entitled to vote thereon approves. In accordance with North Carolina law, the Board of Directors of FUNC may condition its submission of a proposal for dissolution on any basis.
                          RESALE OF FUNC COMMON SHARES
     The FUNC Common Shares have been registered under the Securities Act, thereby allowing such shares to be traded freely and without restriction by those holders of RSFC Common Stock who receive such shares following consummation of the Corporate Merger and who are not deemed to be "affiliates" (as defined under the Securities Act, but generally including directors, certain executive officers and ten percent or more stockholders) of RSFC or FUNC. It is a condition to consummation of the Mergers that each holder of RSFC Common Stock who is deemed by RSFC to be an affiliate has entered into an agreement with FUNC providing, among other things, that such affiliate will not transfer any FUNC Common Shares received by such affiliate in the Corporate Merger except in compliance with the Securities Act. This Prospectus/Proxy Statement does not cover any resales of FUNC Common Shares received by affiliates of RSFC.
                               ADDITIONAL MATTERS

     From time to time FUNB-NC has entered into transactions with certain of the directors of RSFC and their affiliates in the ordinary course of business, including, without limitation, maintaining deposit and lending relationships.

                         VALIDITY OF FUNC COMMON SHARES
     The validity of the FUNC Common Shares being offered hereby is being passed upon for FUNC by Marion A. Cowell, Jr., Esq., Executive Vice President, Secretary and General Counsel of FUNC. Mr. Cowell is also a stockholder of FUNC and holds options to purchase additional shares of FUNC Common Stock.
                                    EXPERTS
     The consolidated balance sheets of RSFC as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994,
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included in RSFC's Annual Report on Form 10-K for the year ended December 31,
1994, have been included herein in reliance on the report of McGladrey & Pullen, L.L.P., independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.
     The consolidated balance sheets of FUNC as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994, included in FUNC's 1994 Annual Report to Stockholders which is incorporated by reference in FUNC's 1994 Annual Report on Form 10-K and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The aforementioned report of KPMG Peat Marwick LLP covering FUNC's consolidated financial statements refers to a change in the method of accounting for investments in 1994.
     The consolidated statements of condition of FFB as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994, included in FFB's 1994 Annual Report on Form 10-K and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The aforementioned report of KPMG Peat Marwick LLP covering FFB's consolidated financial statements refers to changes in the methods of accounting for income taxes, postretirement benefits other than pensions, postemployment benefits, and investments in 1993.
                                       61

                                                                         ANNEX A
                         AGREEMENT AND PLAN OF MERGERS
     This AGREEMENT AND PLAN OF MERGERS, is made and entered into as of May 30, 1995 (this "Plan"), by and among RS FINANCIAL CORP., a North Carolina corporation ("RSFC"), RALEIGH FEDERAL SAVINGS BANK, a federal savings bank ("RF Bank"), FIRST UNION CORPORATION, a North Carolina corporation ("First Union"), and FIRST UNION NATIONAL BANK OF NORTH CAROLINA, a national banking association ("FUNB-NC").
                                   RECITALS:
     (A) RSFC. RSFC is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, with its principal executive offices located in Raleigh, North Carolina. RSFC is a registered savings and loan holding company under the Home Owners' Loan Act of 1933, as amended ("HOLA"). As of the date hereof, RSFC has 30,000,000 authorized shares of common stock, each of $1.00 par value ("RSFC Common Stock"), and 10,000,000 authorized shares of serial preferred stock, each of $1.00 par value ("RSFC Preferred Stock") (no other class of capital stock being authorized), of which 2,722,300 shares of RSFC Common Stock and no shares of RSFC Preferred Stock are issued and outstanding.
     (B) RF BANK. RF Bank is a stock federal savings bank duly organized and validly existing under the laws of the United States, with its principal executive offices located in Raleigh, North Carolina. As of the date hereof, RF Bank has 30,000,000 authorized shares of common stock, each of $1.00 par value ("Bank Common Stock"), and 10,000,000 authorized shares of preferred stock, each of $1.00 par value ("Bank Preferred Stock")(no other class of capital stock being authorized), of which 3,450,000 shares of Bank Common Stock are issued and outstanding and owned by RSFC and no shares of Bank Preferred Stock are issued and outstanding. As of March 31, 1995, RF Bank had capital of $65,099,000, divided into common stock of $3,450,000, surplus of $26,314,000 and undivided profits, including capital reserves, of $36,247,000, and net unrealized gain
(loss) on investment securities of ($912,000).
     (C) FIRST UNION. First Union is a corporation duly organized and existing in good standing under the laws of the State of North Carolina, with its principal executive offices located in Charlotte, North Carolina. As of the date hereof, First Union has 750,000,000 authorized shares of common stock, each of $3.33 1/3 par value (together with the First Union Rights (as hereinafter defined) attached thereto, "First Union Common Stock"), 40,000,000 authorized shares of Class A Preferred Stock, no par value ("First Union Class A Preferred Stock"), and 10,000,000 authorized shares of Preferred Stock, no par value ("First Union Preferred Stock") (no other class of capital stock being authorized), of which 171,669,951 shares of First Union Common Stock, no shares of First Union Class A Preferred Stock and no shares of Preferred Stock were issued and outstanding as of April 30, 1995.
     (D) FUNB-NC. FUNB-NC is a national banking association duly organized and existing under the laws of the United States, with its principal executive offices located in Charlotte, North Carolina. As of the date hereof, FUNB-NC has 7,500,000 authorized shares of common stock, each of $15.00 par value ("FUNB-NC Common Stock") (no other class of capital stock being authorized), of which 5,519,634 shares are issued and outstanding and owned by First Union (other than directors' qualifying shares). As of March 31, 1995, FUNB-NC had capital of $1,438,493,000, divided into common stock of $82,795,000, surplus of $335,982,000 and undivided profits, including capital reserves, of $1,038,553,000, and net unrealized gain (loss) on investment securities of ($18,837,000).
     (E) RIGHTS, ETC. Except as Previously Disclosed in SCHEDULE 5.3, there are no shares of capital stock of RSFC or RF Bank authorized and reserved for issuance, neither RSFC nor RF Bank has any Rights issued or outstanding and RSFC has no commitment to authorize, issue or sell any such shares or any Rights, except pursuant to this Plan. There are no preemptive rights in respect of RSFC Common Stock.
     (F) APPROVALS. The Board of Directors of each of RSFC, RF Bank, First Union and FUNB-NC has duly approved, at meetings duly called and held of each of such Boards of Directors, this Plan and has duly authorized the execution and delivery hereof in counterparts.
     In consideration of their mutual promises and obligations, the parties hereto adopt and make this Plan and prescribe the terms and conditions thereof and the manner and basis of carrying it into effect, which shall be as follows:
                                      A-1

                                   ARTICLE I
                                  DEFINITIONS
     "Affiliate" shall have the meaning set forth in Rule 12b-2 promulgated under the 1934 Act.
     "Allowance" shall have the meaning set forth in SECTION 5.11 of this Plan. "Articles of Merger" shall have the meaning set forth in SECTION 2.4 of this Plan.
     "Asset Classification" shall have the meaning set forth in SECTION 5.28 of this Plan.
     "Authorizations" shall have the meaning set forth in SECTION 5.2 of this Plan.
     "Average Market Price" shall have the meaning set forth in SECTION 3.1 of this Plan.
     "Bank Common Stock" shall have the meaning set forth in the Recitals of this Plan.
     "Bank Merger" shall have the meaning set forth in SECTION 2.2 of this Plan. "Bank Preferred Stock" shall have the meaning set forth in the Recitals of this Plan.
     "Closing" shall have the meaning set forth in SECTION 2.3 of this Plan. "Closing Date" shall have the meaning set forth in SECTION 2.3 of this
Plan.
     "Consideration" shall have the meaning set forth in SECTION 3.1 of this Plan.
     "Continuing Bank" shall have the meaning set forth in SECTION 2.2 of this Plan.
     "Continuing Corporation" shall have the meaning set forth in SECTION 2.1 of this Plan.
     "Corporate Merger" shall have the meaning set forth in SECTION 2.1 of this Plan.
     "Costs" shall have the meaning set forth in SECTION 10.3 of this Plan. "Derivatives Contract" shall have the meaning set forth in SECTION 5.31 of this Plan.
     "Effective Time" shall mean the time specified pursuant to SECTION 2.4 hereof as the effective time of the Merger.
     "Employee Benefit Plan" shall mean any (i) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (ii) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (iii) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan, (iv) Employee Welfare Benefit Plan or material fringe benefit plan or program, or (v) stock option, stock purchase, stock appreciation. stock or cash bonus, or similar plan or arrangement.
     "Employee Pension Benefit Plan" shall have the meaning set forth in ERISA
Section 3(2).
     "Employee Welfare Benefit Plan" shall have the meaning set forth in ERISA
Section 3(1).
     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.
     "Exchange Agent" shall mean FUNB-NC, in its capacity as exchange agent for the exchange of shares of RSFC Common Stock for shares of First Union Common Stock upon consummation of the Corporate Merger.
     "Exchange Ratio" shall have the meaning set forth in SECTION 3.1 of this Plan.
     "Excluded Shares" shall have the meaning set forth in SECTION 3.1 of this Plan.
     "FDIC" shall mean the Federal Deposit Insurance Corporation, or any successor thereto.
     "Federal Reserve" shall mean the Federal Reserve Bank of Richmond acting under delegated authority from the Federal Reserve Board, or any successor thereto.
     "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System, or any successor thereto.
     "FHL Bank" shall have the meaning set forth in SECTION 5.4(C) of this Plan. "Fiduciary" shall have the meaning set forth in ERISA Section 3(21).
     "First Union" shall have the meaning set forth in the introductory paragraph of this Plan.
                                      A-2

     "First Union Class A Preferred Stock" shall have the meaning set forth in the Recitals of this Plan.
     "First Union Common Stock" shall have the meaning set forth in the Recitals of this Plan.
     "First Union Financial Reports" shall have the meaning set forth in SECTION
6.4 of this Plan.
     "First Union Preferred Stock" shall have the meaning set forth in the Recitals of this Plan.
     "First Union Rights" shall have the meaning set forth in SECTION 3.1 of this Plan.
     "First Union Rights Agreement" shall have the meaning set forth in SECTION
3.1 of this Plan.
     "FUNB-NC" shall have the meaning set forth in the introductory paragraph of this Plan.
     "FUNB-NC Common Stock" shall have the meaning set forth in the Recitals of this Plan.
     "GAAP" shall mean generally accepted accounting principles in effect in the United States from time to time, as applied by the entity in respect of which the term is used consistently with its past practices.
     "HOLA" shall have the meaning set forth in the Recitals of this Plan.
     "HSR Act" shall have the meaning set forth in SECTION 5.6(C) of this Plan. "IRS" shall mean the Internal Revenue Service.
     "Indemnified Party" shall have the meaning set forth in SECTION 8.1 of this Plan.
     "Knowledge," when used in the phrase "to the knowledge" or a similar phrase, shall mean the actual knowledge of the executive officers (including, without limitation, the executive officers responsible for Tax matters) of RSFC, RF Bank, First Union or FUNB-NC, as applicable, after reasonable inquiry of the other executive officers and the directors of RSFC, RF Bank, First Union or FUNB-NC, as applicable, and the Persons responsible for the day-to-day operations of the RSFC Subsidiaries or the First Union Subsidiaries, as applicable.
     "Lien" shall mean any lien, claim, encumbrance, security interest, assessment, charge, restriction (including restriction on voting rights or rights of disposition), mortgage, deed of trust, equity of any character, third party right of whatever nature or other similar or like charge.
     "Material Adverse Event" shall mean an event, occurrence or circumstance (including without limitation, any breach of a representation or warranty contained herein by such party) which (1) has a material adverse effect on the properties, financial condition, results of operations, business or prospects of such party and its subsidiaries, taken as a whole, or (2) would materially impair such party's, or any affiliated party's (which includes, as to RSFC, the RSFC Subsidiaries), ability to perform its obligations under this Plan or the consummation of any of the transactions contemplated hereby; PROVIDED, that a Material Adverse Event shall not include effects resulting from general economic conditions, or changes in a party's financial condition as a result of changes in accounting practices or changes to statutes, regulations or regulatory policies (and interpretations thereof by the courts or governmental entities) that have not resulted in materially more severe adverse changes than that experienced by similarly situated financial institutions.
     "Mergers" shall have the meaning set forth in SECTION 2.2 of this Plan. "Multiemployer Plan" shall have the meaning set forth in ERISA Section
3(37).
     "NASD" shall mean the National Association of Securities Dealers, Inc. "NCBCA" shall mean the North Carolina Business Corporation Act.
     "NYSE" shall have the meaning set forth in SECTION 3.1 of this Plan.
     "1933 Act" shall mean the Securities Act of 1933, as amended.
     "1934 Act" shall mean the Securities Exchange Act of 1934, as amended. "OCC" shall mean the Office of the Comptroller of the Currency.
     "Ordinary Course of Business" shall mean the ordinary course of business of the entity respecting which this term is used, conducted in the same manner as theretofore conducted since January 1, 1993, and consistent with the entity's past policies, practices, and methods (including with respect to quantity and frequency) in effect during such period.
                                      A-3

     "OTS" shall mean the Office of Thrift Supervision of the U.S. Department of the Treasury.
     "PBGC" shall mean the Pension Benefit Guaranty Corporation.
     "Person" shall mean an individual, a partnership, a corporation, a commercial bank, an industrial bank, a savings association, a savings bank, a limited liability company, an association, a joint stock company, a trust, a business trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).
     "Plan" shall have the meaning set forth in the introductory paragraph to this Plan.
     "Plan of Merger" shall have the meaning set forth in SECTION 2.4 of this Plan.
     "Previously Disclosed" shall mean, as to RSFC, all information disclosed in schedules delivered by RSFC to First Union, and, as to First Union, all information disclosed in schedules to this Plan delivered by First Union to RSFC, in each case delivered contemporaneously with the execution of this Plan and making such disclosure specifically referring to this Plan and specifically designated as information "Previously Disclosed" pursuant to this Plan arranged in paragraphs corresponding to the Sections, subsections and items of this Plan applicable thereto. Information shall be deemed Previously Disclosed for the purpose of a given Section, subsection or item only to the extent a specific reference thereto is made in connection with disclosure of such information.
     "Prohibited Transaction" shall have the meaning set forth in ERISA Section 406 and Tax Code Section 4975.
     "Proxy Statement" shall have the meaning set forth in SECTION 7.5(A) of this Plan.
     "Registration Statement" shall have the meaning set forth in SECTION 7.5(A) of this Plan.
     "Regulatory Agreement" shall have the meaning set forth in SECTION 5.13(A) of this Plan.
     "Regulatory Approvals" shall mean the order of the Federal Reserve Board (or, if applicable, of the Federal Reserve acting under delegated authority) approving the Mergers and the required order, approval, or exemption of the FDIC, the OTS, the OCC or any other Regulatory Authority approving the Corporate Merger and/or the Bank Merger.
     "Regulatory Authorities" shall have the meaning set forth in SECTION 5.13(A) of this Plan.
     "Reportable Event" shall have the meaning set forth in ERISA Section 4043. "RF Bank" shall have the meaning set forth in the introductory paragraph of this Plan.
     "RF Bank OTS Financial Reports" shall have the meaning set forth in SECTION
5.7 of this Plan.
     "Rights" shall mean warrants, calls, commitments, options, rights (whether stock appreciation rights, conversion rights, exchange rights, profit participation rights, or otherwise), securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, and other arrangements or commitments which obligate a Person to issue, otherwise cause to become outstanding, sell, transfer, pledge, or otherwise dispose of any of its capital stock or other ownership interests, or any voting rights thereof or therein, or to pay monetary sums by reference to the existence or market valuation, or in lieu and place, of any of its capital stock or ownership interests therein.
     "RSFC" shall have the meaning set forth in the introductory paragraph of this Plan.
     "RSFC Benefit Equivalency Plan" shall mean the non-qualified supplemental pension plan adopted by RF Bank.
     "RSFC Benefit Plans" shall have the meaning set forth in SECTION 5.14(A) of this Plan.
     "RSFC Branch Plan" shall mean the RF Bank Retail Management Incentive Plan. "RSFC Common Stock" shall have the meaning set forth in the Recitals of this Plan.
     "RSFC Deferred Compensation Plans" shall mean (i) the RSFC Directors Plan and (ii) any Previously Disclosed deferred compensation agreements and related agreements maintained for current or former officers and/or directors of RSFC or an RSFC Subsidiary.
     "RSFC Directors Plan" means the RF Bank Directors' Deferred Fee Plan.
     "RSFC Dissenting Shareholders" shall have the meaning set forth in SECTION
3.7 of this Plan.
     "RSFC ERISA Plan" shall have the meaning set forth in SECTION 5.14(A) of this Plan.
                                      A-4

     "RSFC Financial Reports" shall have the meaning set forth in SECTION 5.7 of this Plan.
     "RSFC Incentive Plan" shall mean the RF Bank 1993 Incentive Compensation Plan.
     "RSFC Option Plans" shall mean the RSFC Long-Term Incentive Stock Option Plan and all other plans of RSFC, or any RSFC Subsidiary or predecessor thereof adopted or assumed by RSFC, providing for the granting, acquisition and/or exercise of Rights.
     "RSFC 401(k) Plan" shall mean the RF Bank Employees' Savings Plus Plan. "RSFC Pension Plan" shall mean the RSFC noncontributory defined benefit pension plan.
     "RSFC Preferred Stock" shall have the meaning set forth in the Recitals of this Plan.
     "RSFC Shareholder Financial Reports" shall have the meaning set forth in
SECTION 5.7 of this Plan.
     "RSFC Stock Options" shall mean all Rights outstanding as of the date of the execution of this Plan under any RSFC Option Plan.
     "RSFC Subsidiaries" shall mean any and all of RF Bank and the subsidiaries of RF Bank, 1905 Corporation and Builders Acceptance Corporation.
     "SAIF" shall have the meaning set forth in SECTION 5.4(C) of this Plan. "SEC" shall mean the United States Securities and Exchange Commission.
     "SEC Document" shall mean any registration statement, document, report, notice or other filing filed by RSFC or First Union, as applicable, with the SEC pursuant to the 1933 Act or the 1934 Act.
     "Securities Laws" shall have the meaning set forth in SECTION 5.6(C) of this Plan.
     "Shareholders' Meeting" shall have the meaning set forth in SECTION 7.6 of this Plan.
     "Significant Contract" shall mean, with respect to RSFC and any RSFC Subsidiary, (a) any note, bond, mortgage or other instrument which evidences or secures indebtedness of such Person (other than a deposit) with a balance outstanding of $100,000 or more, which cannot be redeemed or prepaid at the option of such Person for an amount which, when added to the outstanding principal balance, would be less than $100,000, (b) any agreement, arrangement, commitment, contract or other instrument, except a lease of real or personal property, to which such Person is a party or by which they are bound, if (i) such agreement, arrangement, commitment, contract or instrument was not made in the Ordinary Course of Business by such Person, or (ii) the performance or nonperformance of such agreement, arrangement, commitment, contract or instrument could either (X) increase the liabilities or decrease the assets of the Person, or (Y) decrease the income or increase the expenses of such Person, in each case by $100,000 or more over the remaining term of the obligation, exclusive of all optional renewal periods and extensions of the term. It is understood that Significant Contracts do not include loans or commitments to fund loans or to extend credit.
     "Significant Lease" shall mean, with respect to RSFC and any RSFC Subsidiary, (a) any lease of real or personal property, or any sublease of real property, by such Person, as lessee, pursuant to which such Person reasonably anticipates the payment of aggregate rent, Taxes, insurance, utilities (if applicable) and other charges in excess of $100,000 over the remaining term of the lease, exclusive of all optional renewal periods and optional extensions of the term; or (b) any lease of real or personal property, or any sublease of real property, by such Person, as lessor, pursuant to which such Person reasonably anticipates the collection of aggregate rent in excess of $100,000 over the remaining term of the lease, exclusive of all optional renewal periods and extensions of the term.
     "Tax" or "Taxes" shall mean any federal, state, local, or foreign income, gross receipts, license, payroll, employment, withholding, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Tax Code Section 59A), customs duties, capital stock, franchise, profits, social security (or similar), unemployment, disability, production, recording, documentary, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax or taxes of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
     "Tax Code" shall mean the Internal Revenue Code of 1986, as amended.
     "Tax Return" shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
                                      A-5

     "Trident" shall mean Trident Financial Corporation, Raleigh, North
Carolina.
     Other terms used herein are defined elsewhere in this Plan.
                                   ARTICLE II
                                  THE MERGERS
     2.1 THE CORPORATE MERGER. On the Closing Date:
     (A) THE CONTINUING CORPORATION. RSFC shall merge with and into First Union (the "Corporate Merger"), the separate existence of RSFC shall cease and First Union (the "Continuing Corporation") shall survive and the name of the Continuing Corporation shall be "First Union Corporation".
     (B) RIGHTS, ETC. The Continuing Corporation shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the merging corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest, of or belonging to or due to each of the corporations so merged, shall be deemed to be vested in the Continuing Corporation without further act or deed; and the title to any real estate or any interest therein, vested in each of such corporations, shall not revert or be in any way impaired by reason of the Corporate Merger.
     (C) LIABILITIES. The Continuing Corporation shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the corporations so merged, in accordance with applicable law.
     (D) ARTICLES OF INCORPORATION; BY-LAWS; DIRECTORS; OFFICERS. The Articles of Incorporation and By-laws of the Continuing Corporation shall be those of First Union, as in effect immediately prior to the Corporate Merger becoming effective. The directors and officers of First Union in office immediately prior to the Corporate Merger becoming effective shall be the directors and officers of the Continuing Corporation, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.
     2.2 THE BANK MERGER. On the day following the Closing Date or as soon thereafter as FUNB-NC may deem appropriate:
     (A) THE CONTINUING BANK. RF Bank shall be merged with and into FUNB-NC (the "Bank Merger" and together with the Corporate Merger, the "Mergers"), the separate existence of RF Bank shall cease and FUNB-NC (the "Continuing Bank") shall survive; the name of the Continuing Bank shall be "First Union National Bank of North Carolina"; and the Continuing Bank shall continue to conduct the business of a national banking association at FUNB-NC's main office in Charlotte, North Carolina and at the legally established branches of RF Bank and FUNB-NC.
     (B) RIGHTS, ETC. The Continuing Bank shall thereupon and thereafter possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the banks so merged; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest, of or belonging to or due to each of the banks so merged, shall be taken and deemed to be transferred to and vested in the Continuing Bank without further act or deed, including appointments, designations and nominations and all other rights and interests in any fiduciary capacity; and the title to any real estate or any interest therein, vested in each of such banks, shall not revert or be in any way impaired by reason of the Bank Merger.
     (C) LIABILITIES, ETC. The Continuing Bank shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of the banks so merged (including liabilities arising out of the operation of any trust departments). All rights of creditors and obligors and all liens on the property of each of RF Bank and FUNB-NC shall be preserved unimpaired.
     (D) CHARTER; BY-LAWS; DIRECTORS; OFFICERS. The Charter and By-Laws of the Continuing Bank shall be those of FUNB-NC, as in effect immediately prior to the Bank Merger becoming effective. The directors and officers of FUNB-NC in office immediately prior to the Bank Merger becoming effective shall be the directors and officers of the Continuing Bank, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.
     (E) OUTSTANDING STOCK OF THE CONTINUING BANK. The amount of the capital stock of the Continuing Bank shall be not less than $1,197,264,000 and shall consist of not less than 5,519,634 issued and outstanding shares of common stock, each of $15.00 par value, and the issued and outstanding shares shall remain issued and outstanding as shares of FUNB-NC, each of $15.00 par value, and the holders thereof shall retain their rights therein.
                                      A-6

     (F) OUTSTANDING STOCK OF RF BANK. Promptly after the Bank Merger becomes effective, the Continuing Corporation shall deliver all of the issued and outstanding shares of the capital stock of RF Bank to the Continuing Bank for cancellation.
     2.3 TIME AND PLACE OF CLOSING. The closing of the Corporate Merger (the "Closing") will take place at the offices of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P., in Raleigh, North Carolina, on the date that the Effective Time occurs (the "Closing Date"), or at such other place as may be mutually agreed upon by RSFC and First Union.
     2.4 EFFECTIVE TIME. The Corporate Merger shall become effective at the time (the "Effective Time") specified in the Articles of Merger containing a Plan of Merger in substantially the form of EXHIBIT A hereto (the "Plan of Merger") and the other provisions required by, and executed in accordance with, Section 55-11-05 of the NCBCA (the "Articles of Merger") filed with the Secretary of State of the State of North Carolina. Subject to the terms and conditions hereof, the Effective Time shall be such time on such date as First Union shall notify RSFC in writing not less than five days prior thereto, which date shall not be more than 30 days after such conditions have been satisfied or waived in writing.
     2.5 RESERVATION OF RIGHT TO REVISE TRANSACTION. First Union may at any time change the method of effecting the acquisition of RSFC and RF Bank (including without limitation the provisions of this ARTICLE II) if and to the extent it deems such change to be desirable; PROVIDED, HOWEVER, that no such change shall
(i) alter the type of consideration to be issued to the holders of RSFC Common Stock as provided for in this Plan, (ii) reduce the value of such consideration,
(iii) adversely affect the intended tax-free treatment to RSFC's stockholders as a result of receiving such consideration or prevent the parties from obtaining the opinion of Sullivan & Cromwell referred to in SECTION 9.1(F) of this Plan, or (iv) materially impair the ability to receive the Regulatory Approvals.
                                  ARTICLE III
                          MANNER OF CONVERTING SHARES
     3.1 CONVERSION OF SHARES. Subject to the provisions of this ARTICLE III, at the Effective Time, by virtue of the Corporate Merger and without any action on the part of the holders thereof, each of the shares of RSFC Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares held by RSFC, First Union, any RSFC Subsidiary or any First Union Subsidiary, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by RSFC Dissenting Shareholders (the "Excluded Shares")) shall be converted into the right to receive the Consideration (as defined below) in accordance with ARTICLE IV of this Plan. Each of the shares of First Union Common Stock (including the rights ("First Union Rights") issued pursuant to a Shareholder Protection Rights Agreement, dated December 18, 1990 (as amended, the "First Union Rights Agreement")), and any shares of any First Union Subsidiary or RSFC Subsidiary outstanding immediately prior to the Effective Time shall continue to be issued and outstanding, and shall not be converted, exchanged or altered in any manner as a result of the Corporate Merger.
     For purposes of this Plan: (1) "Average Market Price" shall mean the average of the closing prices of First Union Common Stock as reported on the Composite Transactions Tape of the New York Stock Exchange, Inc. ("NYSE") for each of the ten consecutive trading days ending on and including the trading day immediately preceding the Closing Date and (2) "Consideration"shall mean the number of shares of First Union Common Stock equal to $40.25 divided by the Average Market Price (such quotient rounded to four decimal places, the "Exchange Ratio").
     3.2 CONVERSION OF OPTIONS. At the Effective Time, all Rights with respect to RSFC Stock Options granted under RSFC Option Plans, whether or not then exercisable, shall be converted into and become Rights of the same type with respect to First Union Common Stock, and First Union shall assume all obligations of RSFC with respect to each RSFC Stock Option, in accordance with the terms of the respective RSFC Option Plan under which it was issued and the agreement with the holder thereof by which it may be evidenced. From and after the Effective Time, (i) each RSFC Stock Option which is an option to acquire RSFC Common Stock shall be assumed by First Union and may be exercised solely for shares of First Union Common Stock, (ii) the number of shares of First Union Common Stock subject to each RSFC Stock Option shall be equal to the number of shares of RSFC Common Stock subject to such RSFC Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounding down to the nearest whole share, and (iii) the per share exercise price under each such RSFC Stock Option shall be adjusted by dividing such number of shares of First Union Common Stock obtained in (ii) above into the result obtained by multiplying the per share exercise price under each such option by the number of shares of RSFC Common Stock covered by such option and rounding down to the nearest cent; PROVIDED, HOWEVER, that the number of shares of First Union Common Stock subject to each RSFC Stock Option and the per share exercise price shall be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction declared or effected by First Union subsequent to the Effective Time. RSFC represents and warrants that
                                      A-7
the number of shares of RSFC Common Stock which are issuable upon exercise of RSFC Stock Options as of the date hereof is Previously Disclosed in SCHEDULE
3.2. It is intended that the foregoing adjustments and assumption shall be undertaken in a manner that will constitute a "modification"within the meaning of, and that is otherwise consistent with, Tax Code Section 424(a) as to any stock option which is an "incentive stock option" (as defined in Section 422 of the Tax Code).
     3.3 ANTI-DILUTION PROVISIONS. In the event First Union changes the number of shares of First Union Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding First Union Common Stock and the record date therefor shall be prior to the Closing Date, the Consideration and the Exchange Ratio shall be proportionately adjusted.
     3.4 EXCLUDED SHARES. Each of the Excluded Shares shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.
     3.5 FRACTIONAL SHARES. Notwithstanding any other provision of this Plan, each holder of shares of RSFC Common Stock converted pursuant to the Corporate Merger, who would otherwise have been entitled to receive a fraction of a share of First Union Common Stock (after taking into account all shares of RSFC Common Stock owned by such holder) shall receive, in lieu thereof, an amount in cash (without interest) determined by multiplying such fraction by the last sale price of First Union Common Stock on the last trading day prior to the Closing Date, as reported by the Composite Transactions reporting system of the NYSE (as reported in THE WALL STREET JOURNAL).
     3.6 TRANSFERS. At the Effective Time, the stock transfer books of RSFC shall be closed and no transfer of RSFC Common Stock shall thereafter be made or recognized. Any other provision of this Plan notwithstanding, none of RSFC, First Union, the Exchange Agent or any affiliate of the foregoing shall be liable to a holder of RSFC Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.
     3.7 DISSENTING SHAREHOLDERS. Notwithstanding any other provision of this Plan, shares of RSFC Common Stock held by holders who did not vote in favor of the Corporate Merger and who otherwise perfect dissenters' rights under Section 55-13-01 ET SEQ. of the NCBCA ("RSFC Dissenting Shareholders") shall not be converted into or become shares of First Union Common Stock, but such shares of RSFC Common Stock shall represent only the right to receive the "fair value" of such shares as provided in the NCBCA. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such dissenters' rights, such shares of RSFC Common Stock shall thereupon be deemed to have been converted and become shares of First Union Common Stock in accordance with the Exchange Ratio as of the Effective Time without any interest thereon. RSFC shall give First Union prompt notice of any purported exercise of dissenters' rights and First Union shall have the right to participate in all negotiations and proceedings with respect to any such demands. RSFC shall not, except with the prior written consent of First Union, voluntarily make any payment with respect to, or settle or offer or agree to settle, any such demand for payment.
                                   ARTICLE IV
                               EXCHANGE OF SHARES
     4.1 EXCHANGE PROCEDURES. As promptly as practicable after the Effective Time, First Union shall cause the Exchange Agent to mail appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of RSFC Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) to the former shareholders of RSFC. After the Effective Time, each holder of shares of RSFC Common Stock issued and outstanding at the Effective Time (other than shares to be canceled pursuant to SECTIONS 3.4 OR 3.7 of this Plan) shall surrender the certificate or certificates theretofore representing all of such shares (or indemnity satisfactory to First Union and the Exchange Agent, in their judgment, if any such certificates are lost, stolen or destroyed), together with such transmittal materials properly executed, to the Exchange Agent in exchange for the Consideration provided in SECTION 3.1 of this Plan, together with all declared but unpaid dividends in respect of such shares (in each case, without interest). The certificate or certificates of RSFC Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. To the extent provided by SECTION 3.5 of this Plan, each holder of shares of RSFC Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional shares of First Union Common Stock of which such holder would otherwise be entitled (without interest). First Union shall not be obligated to deliver the Consideration to which any former holder of RSFC Common Stock is entitled as a result of the Corporate Merger until such holder surrenders his certificate or certificates representing all of such holder's shares of RSFC Common Stock for exchange as provided in this ARTICLE
IV. In addition, certificates surrendered
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
for exchange by any Person constituting an "affiliate" of RSFC for purposes of Rule 145(c) under the 1933 Act shall not be exchanged for certificates representing shares of First Union Common Stock until First Union has received a written agreement from such Person as provided in SECTION 7.7 of this Plan.
     4.2 VOTING AND DIVIDENDS. Former shareholders of record of RSFC shall be entitled to vote after the Effective Time at any meeting of shareholders of First Union the number of whole shares of First Union Common Stock into which their respective shares of RSFC Common Stock are converted, regardless of whether such holders have exchanged their certificates representing RSFC Common Stock for certificates representing First Union Common Stock in accordance with the provisions of this Plan. Until surrendered for exchange in accordance with the provisions of SECTION 4.1 of this Plan, each certificate theretofore representing shares of RSFC Common Stock (other than shares to be canceled pursuant to SECTION 3.4 OR 3.7 of this Plan) shall from and after the Effective Time represent for all purposes only the right to receive shares of First Union Common Stock and cash in lieu of fractional shares as set forth in this Plan. Whenever a dividend or other distribution is declared by First Union on First Union Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of First Union Common Stock issuable pursuant to this Plan, but no dividend or other distribution payable to the holders of record of First Union Common Stock at or as of any time after the Effective Time shall be paid to the holder of any shares of RSFC Common Stock issued and outstanding at the Effective Time until such holder physically surrenders the certificates representing such shares for exchange as provided in SECTION 4.1 of this Plan (without interest).
                                   ARTICLE V
               REPRESENTATIONS AND WARRANTIES OF RSFC AND RF BANK
     Each of RSFC and RF Bank represents and warrants to First Union and FUNB-NC as follows:
     5.1 RECITALS. The facts set forth in the Recitals of this Plan with respect to it are true and correct.
     5.2 ORGANIZATION, STANDING, AND AUTHORITY. Except as Previously Disclosed in SCHEDULE 5.2, it is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where both its ownership or leasing of property or the conduct of its business requires it to be so qualified and the failure to do so would, individually or in the aggregate, be reasonably likely to constitute a Material Adverse Event. It has all requisite corporate power and authority to carry on its business substantially as now conducted and to own, lease and operate its material assets, properties and business, and to execute, deliver and perform its obligations under this Plan. RSFC is duly registered as a savings and loan holding company under the HOLA. It has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses (collectively, "Authorizations") necessary for it to own or lease its material properties and assets and to carry on its business substantially as now conducted.
     5.3 CAPITAL STOCK.
     (a) All of the issued and outstanding shares of RSFC Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of RSFC Common Stock has been issued in violation of any preemptive Rights. Except as Previously Disclosed in SCHEDULE 5.3, there are no other shares of capital stock or other equity securities of RSFC outstanding and no Rights relating to the capital stock of RSFC. As of the date hereof, there were RSFC Stock Options to acquire 226,600 shares of RSFC Common Stock.
     (b) The RSFC Common Stock is duly registered under the 1934 Act. The RSFC Common Stock is not subject to any restrictions as to transfer thereof (exclusive of restrictions respecting shares of RSFC Common Stock held by its directors, officers or other "affiliates" imposed in accordance with the Securities Laws). To the knowledge of RSFC, except as Previously Disclosed in
SCHEDULE 5.3, as of the date hereof, no Person is a beneficial owner of, or has a Right to own beneficially, five percent (5%) or more of RSFC Common Stock. For purposes of this SECTION 5.3, the term "beneficial owner" shall have the meaning provided in Rule 13d-3 of the rules and regulations of the SEC as in effect on the date hereof, except that the terms shall not include ownership of any of the RSFC Common Stock held by RSFC or any RSFC Subsidiary as trustee or in some other fiduciary or custodial capacity.
     5.4 RSFC SUBSIDIARIES.
     (A) Each of RSFC's Subsidiaries (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (ii) except as Previously Disclosed in SCHEDULE 5.4, is duly qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where both its ownership or leasing of property or
                                      A-9
the conduct of its business requires it to be so qualified and the failure to do so would, individually or in the aggregate, be reasonably likely to constitute a Material Adverse Event, (iii) has all requisite corporate power and authority to, and has in effect all Authorizations necessary for it to, carry on its business substantially as now conducted and to own, lease and operate its material assets, properties and business, and (iv) is Previously Disclosed in
SCHEDULE 5.4. Other than the RSFC Subsidiaries, RSFC neither owns nor controls five percent (5%) or more of the outstanding equity securities, either directly or indirectly, of any Person.
     (B) RSFC is the direct, record and beneficial owner of 100% of the outstanding shares of capital stock of RF Bank, and RF Bank is the direct, record and beneficial owner of 100% of the outstanding shares of capital stock of each of the other RSFC Subsidiaries. Except as Previously Disclosed in
SCHEDULE 5.4, there are no contracts, commitments, understandings or arrangements by which any of the RSFC Subsidiaries is or may be bound to sell or otherwise issue any shares of its capital stock, and there are no contracts, commitments, understandings or arrangements relating to the rights of RSFC or RF Bank to vote or to dispose of such shares. All of the shares of capital stock of each of the RSFC Subsidiaries are fully paid and nonassessable and are owned by RSFC or RF Bank free and clear of any Liens. No equity securities of any RSFC Subsidiary are or may become required to be issued (other than to RSFC or RF
Bank) under any Rights.
     (C) RF Bank is a savings bank and is an "insured depository institution" as defined in the Federal Deposit Insurance Act and the applicable regulations thereunder. The deposits of RF Bank are insured by the Savings Association Insurance Fund (the "SAIF") of the FDIC. RF Bank is a member in good standing with the Federal Home Loan Bank of Atlanta (the "FHL Bank").
     5.5 CORPORATE POWER. It and each of the RSFC Subsidiaries has the corporate power and authority to carry on its business substantially as it is now being conducted and to own or lease all its material properties and assets.
     5.6 AUTHORIZATION OF MERGERS AND RELATED TRANSACTIONS.
     (A) The execution and delivery of this Plan by it and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of RSFC, RF Bank and the other RSFC Subsidiaries, respectively, subject to the approval of RSFC's shareholders to the extent required by applicable law. This Plan, subject to RSFC shareholder approval and Regulatory Approvals, represents a valid and legally binding obligation of it, enforceable against it in accordance with the terms hereof, subject as to enforcement to bankruptcy, insolvency and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.
     (B) Neither the execution and delivery of this Plan by it, nor the consummation by it of the transactions contemplated herein, nor compliance by it with any of the provisions hereof will (i) conflict with or result in a breach of any provision of its respective Articles of Incorporation, Charter or Bylaws,
(ii) except as Previously Disclosed in SCHEDULE 5.6, constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon, any material property or assets of it or any RSFC Subsidiary or pursuant to any Significant Contract or Significant Lease, or (iii) subject to receipt of RSFC shareholder approval and Regulatory Approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any RSFC Subsidiary or any of their material properties or assets.
     (C) Other than (i) in connection or compliance with the provisions of applicable state securities laws, the 1933 Act, the 1934 Act, and the rules and regulations of the SEC and any state securities or "Blue Sky" administrators promulgated thereunder (collectively, the "Securities Laws"), and the rules, regulations and bylaws of the NASD, (ii) consents, authorizations, approvals or exemptions required from the Federal Reserve Board, the Federal Reserve, the FDIC, the OTS, the OCC, and (iii) notices to or filings with the IRS or the PBGC with respect to any employee benefit plans, or under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), no notice to, filing with, authorization of, exemption by, or consent or approval of any public body or authority is necessary for the consummation of the Mergers and the other transactions contemplated in this Plan.
     (D) Except as Previously Disclosed in SCHEDULE 5.6, it knows of no reason why the approvals, consents and waivers of Regulatory Authorities referred to in
SECTION 7.5(C) should not be obtained or why the accountants' letters referred to in SECTION 9.3(E) should not be obtained.
     5.7 FINANCIAL REPORTS. (i) RSFC's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and all other documents filed or to be filed subsequent to December 31, 1994 under Section 13(a), 13(c), 14 or 15(d) of the 1934 Act, in the form filed with the SEC (in each such case, the "RSFC Shareholder Financial Reports"), and (ii) RF Bank's Thrift
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
Financial Report for the fiscal year ended December 31, 1994, and all other reports filed or to be filed subsequent to December 31, 1994, in the form filed with the OTS (in each case, the "RF Bank OTS Financial Reports" and together with the RSFC Shareholder Financial Reports, the "RSFC Financial Reports") did not, as of their respective dates (or in the case of RSFC Financial Reports filed after the date of this Plan, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the RSFC Financial Reports (including the related notes and schedules thereto) fairly presents (or in the case of RSFC Financial Reports filed after the date of this Plan, will fairly present) the financial position of the entity or entities to which it relates as of its date and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in the RSFC Financial Reports (including any related notes and schedules thereto) fairly presents (or in the case of RSFC Financial Reports filed after the date of this Plan, will fairly present) the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.
     5.8 BOOKS; ACCOUNTING CONTROLS AND CORPORATE RECORDS.
     (A) The books of account of RSFC and the RSFC Subsidiaries have been maintained in substantial compliance with all applicable legal and accounting requirements and in such manner as to reflect fairly their respective items of income and expense and their respective assets, liabilities and shareholders' equity. To the knowledge of RSFC, RSFC and the RSFC Subsidiaries have filed all material reports and returns required by any law or regulation to be filed and have duly paid or accrued on their books of account all Taxes and charges due pursuant to such reports and returns, or assessed against them, including, without limitation, all such reports, statements and assessments which RSFC or any RSFC Subsidiary is required to have filed or paid pursuant to all bank holding company, state commercial bank and state savings bank laws and regulations, none of which reports, statements or assessments has been the subject of any material objection by the regulatory agent with which filed.
     (B) Except as Previously Disclosed in SCHEDULE 5.8, the respective minute books of RSFC and each RSFC Subsidiary accurately reflect the required corporate actions which their respective shareholders and board of directors, and all committees thereof, have taken. All of the minute books of RSFC and the RSFC Subsidiaries have been made available to First Union and its representatives as of the date hereof.
     (C) Except as Previously Disclosed in SCHEDULE 5.8, each of RSFC and the RSFC Subsidiaries has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances, in the judgment of the Board of Directors of RSFC, that (i) all material transactions are executed in accordance with management's general or specific authorization; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to thrift or any other criteria applicable to such statements; (iii) access to the material property and assets of RSFC and the RSFC Subsidiaries is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences; and (v) there are no material violations of the Bank Secrecy Act.
     5.9 ABSENCE OF UNDISCLOSED LIABILITIES. Except as Previously Disclosed in
SCHEDULE 5.9 and as reflected in any RSFC Shareholder Financial Report filed by RSFC since January 1, 1995 and prior to the date hereof, neither RSFC nor any RSFC Subsidiary has any obligations or liabilities (contingent or otherwise) that would be reasonably likely to constitute, individually or in the aggregate, a Material Adverse Event. Except as reflected in any RSFC Shareholder Financial Report filed by RSFC since January 1, 1995 and prior to the date hereof, neither RSFC nor any RSFC Subsidiary has incurred or paid any obligation or liability which, individually or in the aggregate, would be reasonably likely to constitute a Material Adverse Event.
     5.10 TAX MATTERS.
     (A) All Tax Returns required to be filed by or on behalf of RSFC or any RSFC Subsidiary have been timely filed, or requests for extensions have been timely filed and granted and have not expired, for periods ending on or before December 31, 1994, and, to the knowledge of RSFC, all such Tax Returns filed are complete and accurate in all material respects. Except as reflected in any SEC Document filed by RSFC since January 1, 1992 and prior to the date hereof, all Taxes shown on filed Tax Returns have been paid. Except as reflected in any SEC Document filed by RSFC since January 1, 1992 and prior to the date hereof, there is no audit examination, deficiency or refund litigation or matter in controversy with respect to
                                      A-11
any Taxes that, individually or in the aggregate, be reasonably likely to constitute a Material Adverse Event. All Taxes due from RSFC and the RSFC Subsidiaries with respect to completed and settled examinations or concluded Tax litigation have been paid.
     (B) Neither RSFC nor any RSFC Subsidiary has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.
     (C) In the opinion of RSFC's management, adequate provision for any Taxes due or to become due from RSFC or any RSFC Subsidiary for any period or periods through and including March 31, 1995, has been made and is reflected on the March 31. 1995 interim consolidated financial statements included in the RSFC Shareholder Financial Reports.
     (D) Deferred Taxes of RSFC and the RSFC Subsidiaries have been provided for in the RSFC Shareholder Financial Reports in accordance with GAAP, subject in the case of interim financial statements to normal recurring year-end adjustments.
     5.11 ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses (the "Allowance") shown on the consolidated statements of financial condition of RSFC and the RSFC Subsidiaries as of March 31, 1995, included in the RSFC Shareholder Financial Report as of such date, and the Allowance shown on the consolidated statements of financial condition of RSFC and the RSFC Subsidiaries as of dates subsequent to the execution of this Plan included in the RSFC Financial Reports will be, in each case as of the dates thereof, in the opinion of management of RSFC and determined in accordance with GAAP, adequate to provide for losses relating to or inherent in the loan portfolios of RSFC and the RSFC Subsidiaries.
     5.12 PROPERTIES. Except as Previously Disclosed in SCHEDULE 5.12, RSFC and the RSFC Subsidiaries have good and marketable title to all their material properties and assets, whether tangible or intangible, real, personal or mixed, including, but not limited to, all material properties and assets reflected in the interim consolidated balance sheet of RSFC and the RSFC Subsidiaries as of March 31, 1995 included in the RSFC Shareholder Financial Report as of such date, or reflected in the notes thereto, and all properties and assets purchased by RSFC and the RSFC Subsidiaries since such date, except for such properties and assets which have been sold or otherwise disposed of in the Ordinary Course of Business, are in each case free and clear of all Liens, except for (i) zoning ordinances, easements of record, permits and other restrictions or limitations on the use of real property which do not individually or in the aggregate materially detract from the value of, or impair the use of, such property by RSFC or any of the RSFC Subsidiaries in the operation of its business, (ii) Liens for current Taxes on property not yet due, and (iii) Liens which are not, individually or in the aggregate, reasonably likely to constitute a Material Adverse Event. RSFC has Previously Disclosed in SCHEDULE 5.12 all material properties and assets which have been purchased or disposed of by RSFC or any RSFC Subsidiary since March 31, 1995. RSFC has Previously Disclosed in SCHEDULE
5.12 all business locations of RSFC and the RSFC Subsidiaries, including whether such locations are owned or leased and a statement of when such locations were first occupied by RSFC or the applicable RSFC Subsidiary. Except as Previously Disclosed in SCHEDULE 5.12, all buildings and all fixtures, equipment, and other property and assets which are material to its business on a consolidated basis and are held under leases or subleases by any of RSFC or the RSFC Subsidiaries are held under valid leases or subleases enforceable in accordance with their respective terms.
     5.13 COMPLIANCE WITH LAWS.
     (A) Except as Previously Disclosed in SCHEDULE 5.13, neither RSFC nor any RSFC Subsidiary has received any notification or communication from, or consented to or entered into any memorandum, agreement or order with, any federal or state governmental agency or authority charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits (together with any and all agencies or departments of federal, state or local government, including, without limitation, the OTS, the FHL Bank, the FDIC, the Federal Reserve Board and any other federal or state bank, thrift or other financial institution, insurance or securities regulatory authorities (including the SEC, the "Regulatory Authorities")), (i) asserting that RSFC or any RSFC Subsidiary is not in compliance with any of the statutes, regulations, rules or ordinances which such Regulatory Authority has promulgated or enforces, or the internal policies and procedures of RSFC or any RSFC Subsidiary, as applicable,
(ii) threatening to revoke any Authorization, (iii) requiring or threatening to require RSFC or any RSFC Subsidiary, or indicating that RSFC or any RSFC Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting or purporting to restrict or limit in any manner the operations of RSFC or any RSFC Subsidiary, including, without limitation, any restriction on the payment of dividends, or (iv) directing, restricting or limiting, or threatening to direct, restrict or limit in any manner the operations of RSFC or any RSFC Subsidiary, including, without limitation, any restriction on the payment of dividends (any such notification, communication, memorandum, agreement or order described in this sentence herein referred to as a "Regulatory Agreement"). True and correct copies of all Regulatory Agreements, if any, have been Previously Disclosed on
SCHEDULE 5.13.
                                      A-12

     (B) Each of RSFC and the RSFC Subsidiaries:
          (1) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to carry on its business as presently conducted and that are material to the business of RSFC and the RSFC Subsidiaries taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best of its knowledge, no suspension or cancellation of any of them is threatened; and except as Previously Disclosed in
     SCHEDULE 5.13, all such filings, applications and registrations are current;
          (2) is not required to give prior notice to any federal banking or thrift agency of the proposed addition of an individual to its Board of Directors or the employment of an individual as a senior executive;
          (3) is "well capitalized" as defined in 12 CFR (section mark)564.4 and is not in "troubled condition" as defined in 12 CFR (section mark)574.9;
          (4) is, in the case of RF Bank, able to receive brokered deposits without a waiver;
          (5) is in compliance in all material respects with all fair lending laws or other laws relating to discrimination, including, without limitation, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act and similar federal and state laws and regulations; and
          (6) pays the lowest FDIC assessment premium rate available to SAIF members.
     5.14 EMPLOYEE BENEFIT PLANS.
     (A) RSFC has Previously Disclosed in SCHEDULE 5.14 and has delivered to First Union true and complete copies of, the RSFC Deferred Compensation Plans, the RSFC Option Plans, the RSFC 401(K) Plan, the RSFC Pension Plan, the RSFC Benefit Equivalency Plan, the RSFC Incentive Plan, the RSFC Branch Plan and all other pension, retirement, profit-sharing, long term incentive compensation, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all other written employee programs, arrangements or agreements, whether arrived at through collective bargaining or otherwise, all medical (including post-retirement medical), vision, dental or other health plans, all life insurance plans and all other employee benefit plans or fringe benefit plans, including, without limitation, all Employee Benefit Plans currently adopted, maintained by, sponsored in whole or in part by, or contributed to by RSFC or any RSFC Subsidiary or any Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate (collectively, the "RSFC Benefit Plans"). Any of the RSFC Benefit Plans which is an Employee Pension Benefit Plan is referred to herein as an "RSFC ERISA Plan".
     (B) Each such RSFC Benefit Plan (and each related trust, insurance contract, or fund) complies in form and in operation in all respects with the applicable requirements of ERISA and the Tax Code, except where the failure to comply, individually or in the aggregate, would be reasonably likely to constitute a Material Adverse Event.
     (C) All required reports and descriptions (including Form 5500 Annual Reports, Summary Annual Reports, PBGC-1's, and Summary Plan Descriptions) have been filed or distributed appropriately with respect to each such RSFC Benefit Plan. The requirements of Part 6 of Subtitle B of Title I of ERISA and of Tax Code Section 4980B have been met with respect to each such RSFC Benefit Plan which is an Employee Welfare Benefit Plan.
     (D) All contributions (including all employer contributions and employee salary reduction contributions) which are due have been paid to each such RSFC Benefit Plan which is an RSFC ERISA Plan and all contributions for any period ending at or before the Effective Time which are not yet due have been paid to each such RSFC ERISA Plan or accrued by RSFC and the RSFC Subsidiaries in the Ordinary Course of Business. All premiums or other payments for all periods ending on or before the Effective Time have been paid with respect to each such RSFC Benefit Plan which is an Employee Welfare Benefit Plan.
     (E) Each such RSFC Benefit Plan which is a RSFC ERISA Plan and which is intended to be a "qualified plan" meets the requirements of a "qualified plan" under Tax Code Section 401(a) and has received since December 31, 1989, a favorable determination letter from the IRS.
     (F) With respect to each RSFC Benefit Plan that RSFC or any RSFC Subsidiary maintains or ever has maintained or to which any of them contributes, ever has contributed, or ever has been required to contribute:
                                      A-13

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          (1) No such RSFC Benefit Plan which is a RSFC ERISA Plan has been the subject of a Reportable Event as to which notices would be required to be filed with the PBGC. No proceeding by the PBGC to terminate any such RSFC ERISA Plan has been instituted or, to the knowledge of RSFC, threatened.
          (2) There have been no Prohibited Transactions with respect to any such RSFC Benefit Plan. No Fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such RSFC Benefit Plan. No action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any such RSFC Benefit Plan (other than routine claims for benefits) is pending or, to the knowledge of RSFC, threatened.
     (G) Neither RSFC nor any RSFC Subsidiary contributes to, ever has contributed to, or ever has been required to contribute to any Multiemployer Plan or has any liability (including withdrawal liability) under any Multiemployer Plan.
     (H) Except for the RSFC Pension Plan, neither RSFC nor any RSFC Subsidiary maintains any defined benefit plans. Neither RSFC nor any RSFC Subsidiary has incurred, and to the knowledge of RSFC, neither RSFC nor any RSFC Subsidiary has any reason to expect that any of them will incur, any liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability) or under the Tax Code with respect to any such RSFC Benefit Plan which is a RSFC ERISA Plan and that is maintained or ever has been maintained by RSFC or any RSFC Subsidiary.
     5.15 COMMITMENTS AND CONTRACTS. Except as Previously Disclosed on SCHEDULE 5.15, neither RSFC nor any RSFC Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):
     (A) any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director, employee (other than those which are terminable at will by RSFC or any RSFC Subsidiary without any obligation on the part of RSFC or such RSFC Subsidiary to make any payment in connection with such termination), including in any such Person's capacity as a consultant;
     (B) any labor contract or agreement with any labor union;
     (C) any contract, agreement or arrangement which limits the ability of RSFC or any RSFC Subsidiary to compete in any line of business or which involves any restriction of the geographic area in which RSFC or such RSFC Subsidiary may carry on its business (other than as may be required by law or applicable Regulatory Authorities);
     (D) any Significant Contract or Significant Lease; or
     (E) any other contract which would be required to be disclosed as an exhibit to an SEC Document of RSFC and which has not been so disclosed.
     5.16 MATERIAL CONTRACT DEFAULTS. Except as Previously Disclosed in SCHEDULE 5.16, neither RSFC nor any RSFC Subsidiary is, or has received any notice or has any knowledge that any other Person is, in default in any respect under any Significant Contract or Significant Lease to which the material assets, business or operations of it may be bound or materially affected or under which it or its respective assets, business or operations receives material benefits.
     5.17 LEGAL PROCEEDINGS. Except as Previously Disclosed in SCHEDULE 5.17, there are no actions, suits or proceedings instituted or pending or, to the knowledge of RSFC, threatened against RSFC or any RSFC Subsidiary, or against any property, asset, interest or right of any of them, that if decided adversely to RSFC or such RSFC Subsidiary would be reasonably likely, individually or in the aggregate, to constitute a Material Adverse Event. Neither RSFC nor any RSFC Subsidiary is subject to any judgment, order, writ, injunction, decree or ruling, that would be reasonably likely, individually or in the aggregate, to constitute a Material Adverse Event.
     5.18 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since January 1, 1993, except as Previously Disclosed in SCHEDULE 5.18, neither RSFC nor any RSFC Subsidiary has
(i) failed to operate in the Ordinary Course of Business, (ii) incurred any liabilities (direct, contingent or otherwise) or engaged in any transaction or entered into any agreement outside of the Ordinary Course of Business, (iii) increased the salaries, compensation or general benefits payable to its employees other than in the Ordinary Course of Business, (iv) suffered any loss, destruction or damage to any of its properties or assets that would be reasonably likely, individually or in the aggregate, to constitute a Material Adverse Event, or (v) made an acquisition or disposition of any material assets or entered into any Significant Contract or Significant Lease other than in the Ordinary Course of Business.
                                      A-14

     5.19 REPORTS. Since January 1, 1993, RSFC and each RSFC Subsidiary has filed all reports and statements, together with all amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities. Copies of each of such reports and documents have been delivered or made available to First Union. As of their respective dates, each of such reports and documents complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the respective Regulatory Authority and each of such reports did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
     5.20 INSURANCE. RSFC and each RSFC Subsidiary is presently insured, and during each of the past five (5) calendar years has been insured, for reasonable amounts against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of RSFC and the RSFC Subsidiaries provide adequate coverage against loss, and the fidelity bonds in effect as to which RSFC or any RSFC Subsidiary is a named insured are sufficient for their purpose. Each of RSFC and the RSFC Subsidiaries has taken all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters that are known to it. Previously Disclosed in SCHEDULE 5.20 is a list of all insurance policies maintained by or for the benefit of RSFC or the RSFC Subsidiaries or their directors, officers, employees or agents.
     5.21 LABOR. No work stoppage involving RSFC or any RSFC Subsidiary is pending or, to the knowledge of RSFC, threatened. Neither RSFC nor any RSFC Subsidiary is involved in, or, to the knowledge of RSFC, threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding that would be reasonably likely, individually or in the aggregate, to constitute a Material Adverse Event. RSFC and each RSFC Subsidiary has complied in all material respects with all laws relating to the employment of labor, including, without limitation, any provisions thereof relating to wages, and no Person has asserted or, to the knowledge of RSFC, will assert, that RSFC or any RSFC Subsidiary is liable in any material amount for any arrears or wages or any taxes or penalties for failure to comply with any of the foregoing. There is no action, suit or proceeding by any Person pending or, to the knowledge of RSFC, threatened, against RSFC or any RSFC Subsidiary (or any of the employees thereof), involving employment discrimination, sexual harassment, wrongful discharge or similar claims. Employees of RSFC and the RSFC Subsidiaries are not represented by any labor union, and, to the knowledge of RSFC, no labor union is attempting to organize employees of RSFC or any RSFC Subsidiary.
     5.22 REGISTRATION OBLIGATION. Neither RSFC nor any RSFC Subsidiary is under any obligation, contingent or otherwise, or as a result of the Corporate Merger will be under any obligation, contingent or otherwise, to register any of its securities or Rights relating thereto under the 1933 Act.
     5.23 ENVIRONMENTAL MATTERS.
     (A) To its knowledge, it and each of the RSFC Subsidiaries, the Participation Facilities and the Loan/Fiduciary Properties (each as defined below) are, and have been, in compliance with all Environmental Laws (as defined below), except for instances of noncompliance which are not reasonably likely, individually or in the aggregate, to constitute a Material Adverse Event.
     (B) There is no proceeding pending or, to its knowledge, threatened before any court, governmental agency or board or other forum in which it or any of the RSFC Subsidiaries or any Participation Facility has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (ii) relating to the release or threatened release into the environment of any Hazardous Material (as defined below), whether or not occurring at or on a site owned, leased or operated by it or any of the RSFC Subsidiaries or any Participation Facility, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to constitute a Material Adverse Event or have been Previously Disclosed in SCHEDULE 5.23).
     (C) There is no proceeding pending or, to its knowledge, threatened before any court, governmental agency or board or other forum in which any Loan/Fiduciary Property (or it or any of the RSFC Subsidiaries in respect of any Loan/Fiduciary Property) has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (ii) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a Loan/Fiduciary Property, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to constitute a Material Adverse Event or have been Previously Disclosed in
SCHEDULE 5.23.
                                      A-15

     (D) To its knowledge, there is no reasonable basis for any proceeding of a type described in subsections (b) or (c) above, except as has been Previously Disclosed in SCHEDULE 5.23.
     (E) To its knowledge, during the period of (i) its or any of the RSFC Subsidiaries' ownership or operation of any of their respective current properties, (ii) its or any of the RSFC Subsidiaries' participation in the management of any Participation Facility, or (iii) its or any of the RSFC Subsidiaries' holding of a security or other interest in a Loan/Fiduciary Property, there have been no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to constitute a Material Adverse Event or have been Previously Disclosed in SCHEDULE 5.23.
     (F) To its knowledge, prior to the period of (i) its or any of the RSFC Subsidiaries' ownership or operation of any of their respective current properties, (ii) its or any of the RSFC Subsidiaries' participation in the management of any Participation Facility, or (iii) its or any of the RSFC Subsidiaries' holding of a security or other interest in a Loan/Fiduciary Property, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to constitute a Material Adverse Event or have been Previously Disclosed in SCHEDULE 5.23.
     (G) The following definitions apply for purposes of this SECTION 5.23:
"Loan/Fiduciary Property" means any property owned or controlled by it or any of the RSFC Subsidiaries or in which it or any of the RSFC Subsidiaries holds a security or other interest, and, where required by the context, includes any such property where it or any of the RSFC Subsidiaries constitutes the owner or operator of such property, but only with respect to such property; "Participation Facility" means any facility in which it or any of the RSFC Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property; "Environmental Law" means (i) any federal, state and local law, statute, ordinance, rule, regulation, code, license, permit, approval, order, judgment, decree, injunction, or agreement with any governmental entity, relating to (A) the protection, preservation or restoration of the environment, (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (B) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material, in each case as amended and as now in effect and includes, without limitation, the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the federal Clean Air Act, the federal Clean Water Act, the federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the federal Solid Waste Disposal and the federal Toxic Substances Control Act, and the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, each as amended and as now in effect, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material; "Hazardous Material" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or quantity, and includes, without limitation, any oil or other petroleum product, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.
     5.24 ACCOUNTING; TAX; REGULATORY MATTERS. Neither RSFC nor any RSFC Subsidiary has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (i) prevent (or, together with other events, would be reasonably likely to prevent) the Corporate Merger from qualifying as a Tax-free reorganization within the meaning of Tax Code Section 368, or (ii) materially impede or delay receipt of any Regulatory Approval.
     5.25 BROKERS AND FINDERS. Except for Trident, neither RSFC nor any RSFC Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finders' fees, and no broker or finder has acted directly or indirectly for RSFC or any RSFC Subsidiary in connection with this Plan or the transactions contemplated hereby.
     5.26 STATEMENTS TRUE AND CORRECT. The representations and warranties of RSFC and RF Bank in this Plan and the information which is deemed to be Previously Disclosed by RSFC and RF Bank for the purpose of this Plan are true and accurate in all material respects.
                                      A-16

     5.27 ASSET CLASSIFICATION. It has Previously Disclosed in SCHEDULE 5.27 a list, accurate and complete in all material respects, of the aggregate amounts of loans, extensions of credit or other assets of RSFC and the RSFC Subsidiaries that have been classified by it as of April 30, 1995 (the "Asset Classification"); and no amounts of loans, extensions of credit or other assets that have been classified as of April 30, 1995 by any regulatory examiner as "Other Loans Specially Mentioned", "Substandard", "Doubtful", "Loss", or words of similar import are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were charged off by RSFC or a RSFC Subsidiary prior to April 30, 1995.
     5.28 AFFILIATES. Except as Previously Disclosed in SCHEDULE 5.28, there is no Person who, as of the date of this Plan, may be deemed to be an "affiliate" of RSFC as that term is used in Rule 145 under the 1933 Act.
     5.29 STATE TAKEOVER LAWS. It is not subject to any applicable takeover laws of the State of North Carolina (including, but not limited to, Article 7A of the NCBCA) and it has taken all necessary action to exempt this Plan and the transactions contemplated hereby from, and this Plan and the transactions contemplated hereby are exempt from, the applicable takeover provisions of RSFC's Articles of Incorporation and Bylaws.
     5.30 NO FURTHER ACTION. It has taken all action so that the entering into of this Plan, and the consummation of the transactions contemplated hereby or any other action or combination of actions, or any other transactions, contemplated hereby do not and will not (i) require a vote of stockholders (other than a vote of the holders of a majority of the outstanding shares of RSFC Common Stock), or (ii) result in the grant of any rights to any Person under the Articles of Incorporation, Charter or Bylaws of RSFC or any RSFC Subsidiary, or (iii) except as Previously Disclosed in SCHEDULE 5.30, result in the grant of any rights to any Person under any material agreement to which RSFC or any of the RSFC Subsidiaries is a party, or (iv) restrict or impair in any material way the ability of First Union or FUNB-NC to exercise the rights granted hereunder.
     5.31 DERIVATIVES CONTRACTS; STRUCTURED NOTES; ETC. None of RSFC or the RSFC Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or any other contract not included on the balance sheet which is a derivative contract (including various combinations thereof) (each a "Derivatives Contract") or owns securities that (1) are referred to as "structured notes", "high risk mortgage derivatives", "capped floating rate notes" or "capped floating rate mortgage derivatives", or (2) are likely to have changes in value as a result of interest rate changes that significantly exceed normal changes in value attributable to interest rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business and Previously Disclosed in SCHEDULE 5.31, including a list, as applicable, of any RSFC or RSFC Subsidiary assets pledged as security for each such instrument.
                                   ARTICLE VI
           REPRESENTATIONS AND WARRANTIES OF FIRST UNION AND FUNB-NC
     Each of First Union and FUNB-NC represents and warrants to RSFC and RF Bank as follows:
     6.1 RECITALS. The facts set forth in the Recitals of this Plan with respect to it are true and correct.
     6.2 AUTHORITY. Subject to the required Regulatory Approvals referred to in
SECTION 9.1(B), this Plan has been authorized by all necessary corporate action of it and is a valid and binding agreement of it enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.
     6.3 NO DEFAULTS. Subject to receipt of the required Regulatory Approvals referred to in SECTION 9.1(B) and the required filings under federal and state securities laws, the execution, delivery and performance of this Plan and the consummation of the transactions contemplated hereby by it, do not and will not
(i) constitute a breach or violation of, or a default under or the acceleration or creation of a Lien (with or without the giving of notice, passage of time or both) pursuant to, any law, rule or regulation or any judgment, decree, order, governmental or non-governmental permit or license, or agreement, indenture or instrument of it or of any of its subsidiaries or to which it or any of its subsidiaries or properties is subject or bound, which breach, violation, default or Lien is reasonably likely, individually or in the aggregate, to constitute a Material Adverse Event, (ii) constitute a breach or violation of, or a default under, its Articles of Incorporation, Charter or Bylaws, or (iii) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental or non-governmental permit or license, or the consent or approval of any other party to any such agreement, indenture or instrument other than such consent or approval, which if not obtained, would not be reasonably likely, individually or in the aggregate, to constitute a Material Adverse Event.
                                      A-17

     6.4 FINANCIAL REPORTS. First Union's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and all other documents filed or to be filed subsequent to December 31, 1994 under Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act, in the form filed with the SEC (in each such case, the "First Union Financial Reports"), did not as of their respective dates (or in the case of First Union Financial Reports filed after the date of this Plan, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the First Union Financial Reports (including the related notes and schedules thereto) fairly presents (or in the case of First Union Financial Reports filed after the date of this Plan, will fairly present) the financial position of the entity or entities to which it relates as of its date and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in the First Union Financial Reports (including any related notes and schedules thereto) fairly presents (or in the case of First Union Financial Reports filed after the date of this Plan, will fairly present) the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied to banks and bank holding companies during the periods involved, except as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.
     6.5 NO BROKERS. All negotiations relative to this Plan and the transactions contemplated hereby have been carried on by it directly with the other parties hereto and no action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment.
     6.6 SHARES AUTHORIZED. The shares of First Union Common Stock to be issued in exchange for shares of RSFC Common Stock upon consummation of the Corporate Merger in accordance with ARTICLE II of this Plan have been duly authorized and, when issued in accordance with the terms of this Plan, will be validly issued, fully paid and nonassessable and subject to no preemptive Rights.
     6.7 STANDING. It is duly qualified to do business and is in good standing in each jurisdiction where the failure to be duly qualified, individually or in the aggregate, is reasonably likely to constitute a Material Adverse Event. Each of First Union and its subsidiaries has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to constitute a Material Adverse Event.
     6.8 CORPORATE POWER. It has the corporate power and authority to carry on its business as it is now being conducted and to own or lease all its material properties and assets.
     6.9 ACCURACY OF INFORMATION. The statements with respect to it contained in this Plan, the Schedules and any other written documents executed and delivered by or on behalf of it pursuant to the terms of this Plan are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.
     6.10 NO EVENTS. No events have occurred, or circumstances have arisen, since March 31, 1995, which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Event.
     6.11 NO KNOWLEDGE. It knows of no reason why the approvals, consents and waivers of Regulatory Authorities referred to in SECTION 7.5(C) should not be obtained without the imposition of any condition of the type referred to in the proviso following SECTION 9.1(B).
     6.12 LEGAL PROCEEDINGS. There are no actions, suits or proceedings instituted or pending or, to the knowledge of First Union, threatened against First Union or any First Union subsidiary, or against any property, asset, interest or right of any of them, that if decided adversely to First Union or such First Union subsidiary would be reasonably likely, individually or in the aggregate, to constitute a Material Adverse Event. Neither First Union nor any First Union subsidiary is subject to any judgment, order, writ, injunction, decree or ruling, that would be reasonably likely, individually or in the aggregate, to constitute a Material Adverse Event.
                                  ARTICLE VII
                      CONDUCT PRIOR TO THE EFFECTIVE TIME
     7.1 CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME. During the period from the date of the execution of this Plan to the Effective Time, RSFC shall, and shall cause each of the RSFC Subsidiaries to, (i) conduct its business in the Ordinary Course
                                      A-18
of Business, (ii) use its best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees, and (iii) except as required by law or regulation after having consulted with and obtained the written advice of counsel (a copy of which advice shall be provided to First Union), take no action which would adversely affect or delay the ability of RSFC, RF Bank, First Union or FUNB-NC to obtain any Regulatory Approval or to perform its covenants and agreements under this Plan or the agreements referenced or contemplated herein on a timely basis.
     7.2 FORBEARANCES. During the period from the date of the execution of this Plan to the Effective Time, except as Previously Disclosed herein by RSFC and except as required by law or regulation, RSFC shall not, nor shall it permit any of the RSFC Subsidiaries to, without the prior written consent of First Union:
     (A) other than in the Ordinary Course of Business, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness) (it being understood and agreed that incurrence of indebtedness in the Ordinary Course of Business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposits and entering into repurchase agreements), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person;
     (B) adjust, split, combine, reclassify or sell, grant, issue or otherwise permit (directly or indirectly) to become outstanding any additional shares of RSFC Common Stock, RSFC Preferred Stock, Bank Common Stock, Bank Preferred Stock or any other capital stock of RSFC or RF Bank or any securities or obligations convertible into or exchangeable for any or its shares of capital stock, any stock appreciation rights, or any Rights with respect thereto, or permit any additional shares of RSFC Common Stock, RSFC Preferred Stock, Bank Common Stock or Bank Preferred Stock to become subject to grants of employee stock options, stock appreciation rights or similar stock based employee compensation rights; PROVIDED, HOWEVER, that as contemplated in this Plan, RSFC may issue shares of RSFC Common Stock pursuant to the exercise of RSFC Stock Options granted at any time prior to the date of the execution of this Plan;
     (C) make, declare or pay any dividend or declare or make any other distribution on or in respect of, or directly or indirectly combine, split, redeem, reclassify, purchase or otherwise acquire any shares of the capital stock of RSFC, RF Bank or the RSFC Subsidiaries or, other than as expressly permitted in or contemplated by this Plan, authorize the creation or issuance of, or issue, any additional shares of such capital stock or any Rights with respect thereto; PROVIDED, HOWEVER, that (i) RSFC may declare and pay cash dividends on RSFC Common Stock at a quarterly rate not to exceed $0.15 per share, PROVIDED THAT with respect to such dividend that otherwise may be payable in the quarter during which the Closing takes place, RSFC agrees to consult with First Union prior to the declaration of such dividend so that, in the event the Boards of Directors of each of First Union and RSFC, in their respective sole discretion, intend to declare a dividend in such quarter, RSFC shareholders shall receive either such dividend from RSFC or a dividend from First Union with respect to such quarter but do not receive both such dividend from RSFC and a dividend from First Union with respect to such quarter, and (ii) the RSFC Subsidiaries may declare and pay cash dividends to RSFC or RF Bank, as the case may be;
     (D) (1) dispose of or discontinue any portion of its assets, deposits, business or properties, which is material to RSFC and the RSFC Subsidiaries taken as a whole, or discontinue or terminate any existing line of business, or
(2) merge or consolidate with, or acquire all or any portion of the business or property of, any other entity which is material to RSFC and the RSFC Subsidiaries taken as a whole (except foreclosures or acquisitions by RF Bank in a fiduciary capacity, in each case in the Ordinary Course of Business);
     (E) except in the Ordinary Course of Business, make any material investment either by purchase of stock, securities or Rights, contributions to capital, property transfers, or purchase of any property or assets of any Person other than RSFC or an RSFC Subsidiary;
     (F) enter into, terminate, or (except as otherwise provided in SECTION 8.2) make any change in, any Significant Contract or Significant Lease, other than contracts, agreements or leases that are terminable by it without penalty on not more than 30 days prior written notice;
     (G) except as Previously Disclosed in SCHEDULE 7.2, enter into or amend any employment, severance or similar agreement or arrangement, or increase in any manner the compensation, salary, wages or fringe benefits (including the terms of any RSFC Stock Option, incentive or bonus) of any of its employees, directors, officers, agents or consultants, other than normal individual increases in regular compensation to existing employees in the Ordinary Course of Business;
     (H) except as Previously Disclosed in SCHEDULE 7.2, pay any pension or retirement allowance not required by any existing plan, policy or agreement to any of its directors, officers or other employees, or become a party to, amend (except as
                                      A-19
otherwise provided in SECTION 8.2) or commit itself to modify any pension, retirement, stock option, stock purchase, savings, profit-sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including without limitation taking any action that accelerates the vesting or exercise of any benefits payable thereunder; PROVIDED, HOWEVER, that in connection with the Corporate Merger, RSFC may terminate the RSFC Pension Plan as Previously Disclosed in SCHEDULE 7.2(H);
     (I) subject to the provisions of SECTION 7.11, solicit, encourage or authorize any Person to solicit from any third party any inquiries or proposals relating to the disposition of business or assets by, or the acquisition of the voting securities of, or the merger of, in the case of RSFC, it, RF Bank or any other RSFC Subsidiary, to or with any Person other than as provided by this Plan or, subject to the fiduciary obligations of its Board of Directors, provide any Person with information or assistance or negotiate with any Person in furtherance of such inquiries or to obtain such a proposal (and RSFC shall promptly notify First Union of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters);
     (J) settle any claim, action or proceeding against it involving liability for any material money damages or any restrictions upon the operations of RSFC, RF Bank or any RSFC Subsidiary, or forgive or compromise any amount of debt of any Person other than a wholly-owned RSFC Subsidiary;
     (K) take any action that would prevent or impede the Corporate Merger from qualifying as a Tax-free reorganization within the meaning of Tax Code Section 368;
     (L) amend its Articles of Incorporation (or Charter) or Bylaws;
     (M) except as may be directed by any Regulatory Authority, (1) change its or any of the RSFC Subsidiaries' lending, investment, liability management or other material banking or other policies in any material respect, except such changes as are in accordance and in an effort to comply with SECTION 7.15, (2) incur or commit to incur any capital expenditures beyond those Previously Disclosed in SCHEDULE 7.2(M) other than in the Ordinary Course of Business and not exceeding $50,000 individually or $250,000 in the aggregate, or (3) implement or adopt any change in accounting principles, practices or methods, other than as may be required by GAAP;
     (N) impose, or permit or suffer the imposition, on any shares of capital stock of any of the RSFC Subsidiaries, or on any of its or the RSFC Subsidiaries' other assets, any Liens, other than Liens on such other assets that, individually or in the aggregate, are not material to the business, properties or operations of RSFC, RF Bank and the RSFC Subsidiaries, taken as a whole; or
     (O) agree to, or make any commitment to, take any of the actions prohibited by this SECTION 7.2.
     7.3 ACCESS AND INFORMATION; CONFIDENTIALITY.
     (A) During the period from the date of this Plan to the Effective Time, RSFC (and each RSFC Subsidiary) shall each afford to First Union, and to its accountants, counsel, financial advisors and other representatives, full access during normal business hours, to all of their respective properties, books, contracts, commitments and records and, during such period, shall furnish promptly to First Union (i) a copy of each RSFC Financial Report filed by it,
(ii) all regulatory examination reports and exit interview summaries, and (iii) all other information concerning its business, properties and personnel as First Union may reasonably request, PROVIDED THAT no investigation pursuant to this
SECTION 7.3 shall affect or be deemed to modify or waive any representation or warranty made by RSFC or the conditions to the obligations of RSFC to consummate the transactions contemplated by this Plan.
     (B) Each party hereto shall, and shall cause its Affiliates, advisors and representatives to, (i) hold confidential all information obtained in connection with any transaction contemplated hereby with respect to the other party which is not otherwise public knowledge, (ii) in the event of the termination of this Plan return all documents (including copies thereof) obtained hereunder from the other party, and (iii) use its best efforts to cause all information obtained pursuant to this Plan or in connection with the negotiation hereof to be treated as confidential and not use, or knowingly permit others to use, any such information unless such information becomes generally available to the public through no fault of such party or as it is advised by counsel that any such information or document is required by law or applicable stock exchange rule to be disclosed.
                                      A-20

     7.4 CURRENT INFORMATION.
     (A) RSFC shall promptly notify First Union of (1) any material change in the business, operations or prospects of RSFC or any RSFC Subsidiary, (2) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority relating to RSFC or any RSFC Subsidiary, (3) the institution or the threat of material litigation involving or relating to RSFC or any RSFC Subsidiary, or (4) any event or condition that might be reasonably expected to cause any of RSFC's representations or warranties set forth herein not to be true and correct as of the Effective Time (except to the extent contemplated by SECTION 9.3) or prevent RSFC from fulfilling its obligations hereunder; and in each case shall keep First Union informed with respect thereto.
     (B) First Union shall (1) promptly notify RSFC of any event or condition that might reasonably be expected to cause any of First Union's representations or warranties set forth herein not to be true and correct as of the Effective Time (except to the extent contemplated by SECTION 9.2), and (2) notify RSFC immediately of any denial of any application filed by First Union or its subsidiaries with any Regulatory Authority with respect to this Plan, and in each case shall keep RSFC informed with respect thereto.
     7.5 REGISTRATION STATEMENT; REGULATORY MATTERS.
     (A) None of the information supplied or to be supplied by RSFC or RF Bank, on the one hand, or First Union or FUNB-NC, on the other hand, for inclusion in the registration statement on Form S-4, or other appropriate form, to be filed by First Union with the SEC under the 1933 Act for the registration of the offering of the shares of First Union Common Stock to be issued in the Corporate Merger (the "Registration Statement"), the proxy statement to be used by RSFC to solicit any required approval of shareholders as contemplated by this Plan (the "Proxy Statement") or any other document to be filed with any Regulatory Authority in connection with the transactions contemplated hereby will contain when filed, or, in the case of the Proxy Statement, when it is first mailed to the shareholders of RSFC, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading, or, in the case of the Registration Statement, when it becomes effective under the 1933 Act (and when any post-effective amendment thereto becomes effective), be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, including any adjournments thereof, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting.
     (B) First Union shall (i) with the assistance of RSFC, prepare and file with the SEC as soon as practicable the Registration Statement and the Proxy Statement, (ii) use its best efforts to cause the Registration Statement to become effective under the 1933 Act, and (iii) take any action reasonably required to be taken under any applicable state securities or "Blue Sky" laws in connection therewith. RSFC and the RSFC Subsidiaries shall furnish First Union with all information concerning RSFC, the RSFC Subsidiaries and the holders of RSFC Common Stock as First Union may reasonably request in connection with the foregoing.
     (C) First Union and RSFC shall cooperate and use their respective best efforts (i) as soon as practicable to prepare all documentation, to effect all filings and to obtain all Regulatory Approvals and all other permits, consents, approvals and authorizations of all third parties, Regulatory Authorities and other governmental authorities necessary to consummate the Corporate Merger, the Bank Merger and the other transactions contemplated by this Plan, and (ii) to cause the Corporate Merger, the Bank Merger and the other transactions contemplated by this Plan to be consummated as soon as reasonably practicable. First Union and RSFC shall advise one another concerning all filings to be made by it and all other consents, approvals and authorizations required to be obtained by it, and shall promptly furnish the other with copies of all such filings and all correspondence, orders and other communications in connection with all such filings, consents, approvals and authorizations and all Regulatory Approvals.
     7.6 SHAREHOLDERS' APPROVAL. RSFC shall cause a duly called and noticed meeting of its shareholders to be held as soon as practicable for the purpose of voting upon this Plan (the "Shareholders' Meeting"). In connection with the Shareholders' Meeting, First Union and RSFC shall prepare the Proxy Statement and mail it to RSFC's shareholders. The Board of Directors of RSFC shall submit for approval of its shareholders the matters to be voted upon at the Shareholders' Meeting, and shall, subject to its fiduciary obligations, recommend approval of such matters and use its best efforts (including, without limitation, soliciting proxies for such approval) to obtain such shareholder approval.
                                      A-21

     7.7 AGREEMENTS OF AFFILIATES. Previously Disclosed in SCHEDULE 7.7 is a list identifying all Persons whom RSFC believes are "affiliates" of RSFC for purposes of Rule 145 under the 1933 Act. RSFC shall use its best efforts to cause each "affiliate" of RSFC to deliver to First Union at least 30 days prior to the Effective Time a written agreement in the form of EXHIBIT B attached hereto, providing that each such Person will not offer, sell, pledge, transfer or otherwise dispose of any shares of First Union Common Stock except in compliance with the applicable provisions of the 1933 Act and the rules and regulations of the SEC thereunder.
     7.8 TAX-FREE REORGANIZATION. RSFC and First Union undertake and agree to use their best efforts to cause the Corporate Merger to qualify as a Tax-free reorganization under Tax Code Section 368.
     7.9 PRESS RELEASES. RSFC and First Union shall promptly consult with each other as to the form and substance, and prior to the release or issuance, of any press release or other public disclosure related to this Plan, the Mergers or any other transaction contemplated hereby. RSFC and First Union agree not to release or issue any such press release or other public disclosure without the approval of the other (such approval not being unreasonably withheld) unless required by law.
     7.10 MISCELLANEOUS AGREEMENTS AND CONSENTS. Subject to the terms and conditions of this Plan, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Plan as expeditiously as reasonably practicable, including, without limitation, using its best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. RSFC and First Union shall use, and shall cause each of the RSFC Subsidiaries and the First Union subsidiaries, as applicable, to use their best efforts to obtain all Regulatory Approvals and all other consents, approvals and authorizations of third parties and Regulatory Authorities necessary or, in the reasonable opinion of RSFC and First Union, desirable for the consummation of the transactions contemplated by this Plan (it being understood that any amendments to the Registration Statement or a resolicitation of proxies as a consequence of an acquisition agreement by First Union or any of its subsidiaries shall not violate this covenant or any other terms or conditions of this Plan).
     7.11 ACQUISITION PROPOSALS. In the case of RSFC, without the prior written consent of First Union, it shall not, and it shall cause the RSFC Subsidiaries not to, solicit or encourage inquiries or proposals with respect to, or furnish any nonpublic information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets or deposits of, or a substantial equity interest in, RSFC or any of the RSFC Subsidiaries or any merger or other business combination with RSFC or any of the RSFC Subsidiaries other than as contemplated by this Plan; PROVIDED, HOWEVER, that if RSFC is not otherwise in violation of this SECTION 7.11, the Board of Directors of RSFC may furnish or cause to be furnished information and may participate in such discussions and negotiations if such Board of Directors, after having consulted with and considered the written advice of outside counsel, has determined that the failure to provide such information or participate in such negotiations and discussions would cause the members of such Board of Directors to breach their fiduciary duties under applicable law. RSFC shall instruct its and the RSFC Subsidiaries' officers, directors, agents, advisors and affiliates to refrain from taking any action that would violate or conflict with the foregoing; and it shall notify First Union immediately if any such inquiries or proposals are received by, or any such negotiations or discussions are sought to be initiated with, RSFC or any of the RSFC Subsidiaries.
     7.12 CERTAIN POLICIES OF RSFC AND RF BANK. In the case of RSFC and RF Bank, it shall, consistent with GAAP and regulatory accounting principles, use its best efforts to record any accounting adjustments required to conform its and the RSFC Subsidiaries' loan, litigation and other reserve and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to reflect consistently on a mutually satisfactory basis the policies and practices of First Union; PROVIDED, HOWEVER, that RSFC and RF Bank shall not be obligated to record any such accounting adjustments pursuant to this SECTION 7.12 (i) unless and until RSFC and RF Bank shall be reasonably satisfied that the conditions to the obligation of the parties to consummate the Mergers will be satisfied or waived on or before the Effective Time, and (ii) in no event until the day prior to the Closing Date.
     7.13 ANTI-TAKEOVER LAW. In the case of RSFC, it shall not take any action that would cause the transactions contemplated by this Plan to be subject to any applicable "anti-takeover" statute (including but not limited to Article 7A of the NCBCA) and it shall take all necessary steps to exempt (or ensure the continued exemption of) the transactions contemplated by this Plan from any applicable "anti-takeover" law, as now or hereafter in effect.
     7.14 NO RIGHTS TRIGGERED. In the case of RSFC, it shall take all necessary steps to ensure that the entering into of this Plan and the consummation of the transactions contemplated hereby (including without limitation the Mergers) and any other action or combination of actions, or any other transactions contemplated hereby do not and will not (i) result in the grant of
                                      A-22
any rights to any Person (including directors, officers and employees of RSFC) under the Articles of Incorporation, Charter or Bylaws of RSFC, or (ii) except as Previously Disclosed in SCHEDULE 5.30, result in the grant of any rights to any Person (including directors, officers and employees of RSFC) under any material agreement to which RSFC or any of the RSFC Subsidiaries is a party, or
(iii) restrict or impair in any material way the ability of First Union or FUNB-NC to exercise the rights granted hereunder.
     7.15 REGULATORY DIVESTITURES. In the case of RSFC, effective at or before the Effective Time (to the extent required by any Regulatory Authority), RSFC and the RSFC Subsidiaries shall cease engaging in such activities as First Union shall advise RSFC in writing are not permitted to be engaged in by First Union or FUNB-NC under applicable law following the Effective Time and, to the extent required by any Regulatory Authority as a conditional approval of the transactions contemplated by this Plan, RSFC shall divest any RSFC Subsidiary engaged in activities or holding assets that are impermissible for a bank holding company or a national banking association, on terms and conditions agreed to by First Union.
                                  ARTICLE VIII
                             ADDITIONAL AGREEMENTS
     8.1 INDEMNIFICATION AND INSURANCE.
     (A) For six years after the Closing Date, First Union shall, and shall cause the Continuing Corporation to, indemnify, defend and hold harmless the present and former directors, officers and employees of RSFC and the RSFC Subsidiaries (each, an "Indemnified Party") against all expense, liability and loss arising out of actions or omissions occurring at or prior to the Effective Time to the extent such persons are indemnified under the NCBCA and RSFC's Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative.
     (B) First Union shall use its reasonable best efforts to maintain RSFC's existing directors' and officers' liability insurance policy (or a policy, including First Union's existing policy, providing comparable coverage on terms no less favorable) covering persons who are currently covered by such insurance for a period of three years after the Closing Date; PROVIDED, THAT First Union shall not be obligated to make a premium payment in respect of such policy (or replacement policy) which exceeds, for the portion related to RSFC's directors and officers, 150% of the annual premium payment on RSFC's current policy in effect as of the date of this Plan; PROVIDED, FURTHER, that if such coverage can only be obtained upon the payment of a premium in excess of 150% of the annual premium payment of RSFC's current policy, First Union shall obtain such coverage as can reasonably be obtained by paying a premium of 150% of the annual premium payment of RSFC's current policy in effect as of the date of this Plan.
     (C) Any Indemnified Party wishing to claim indemnification under subsection
(a) of this SECTION 8.1, upon learning of such claim, action, suit, proceeding or investigation, shall promptly notify First Union thereof; PROVIDED, THAT the failure so to notify shall not affect the obligations of First Union and the Continuing Corporation under subsection (a) of this SECTION 8.1 (unless such failure materially increases First Union's liability under such subsection (a)). In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Closing Date), (i) First Union or the Continuing Corporation shall have the right to assume the defense thereof, if it so elects, and First Union or the Continuing Corporation shall pay all reasonable fees and expenses of counsel for the Indemnified Parties promptly as statements therefor are received; PROVIDED, HOWEVER, that First Union shall be obligated pursuant to this subsection (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction for any single action, suit or proceeding or any group of actions, suits or proceedings arising out of or related to a common body of facts, PROVIDED, FURTHER, that First Union will, pursuant to this subsection (c), pay for an additional firm of counsel for an Indemnified Party who has a conflict of interest with other Indemnified Parties (it being understood, however, that First Union shall not be liable for the expenses of more than one separate counsel representing the Indemnified Parties who are parties to such action), (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) First Union shall not be liable for any settlement effected without its prior written consent.
     (D) If First Union or the Continuing Corporation or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of First Union or the Continuing Corporation shall assume the obligations set forth in this SECTION 8.1.
                                      A-23

     (E) First Union shall pay, or cause the Continuing Corporation to pay, all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this SECTION 8.1. The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the Articles of Incorporation or By-laws of RSFC, under the NCBCA or otherwise.
     8.2 EMPLOYEE BENEFITS. As soon as administratively practicable after the Effective Time, employees of RSFC and the RSFC Subsidiaries shall be generally entitled to participate in the pension, severance, benefit and similar plans on substantially the same terms and conditions as employees of First Union and its subsidiaries. For the purpose of determining eligibility to participate in such plans and the vesting of benefits under such plans (but not for the accrual of benefits under such plans), First Union shall give effect to years of service with RSFC or the RSFC Subsidiaries, as the case may be, as if such service had been with First Union or its subsidiaries.
                                   ARTICLE IX
                                   CONDITIONS
     9.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGERS. The respective obligations of each of RSFC and First Union to effect the Mergers and the other transactions contemplated hereby shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:
     (A) The shareholders of RSFC shall have approved all matters relating to this Plan required to be approved by such shareholders.
     (B) The Corporate Merger, the Bank Merger and the other transactions contemplated hereby shall have received all required Regulatory Approvals, including all required approvals by the Federal Reserve Board, Federal Reserve, the OTS, the FDIC, the OCC and any other Regulatory Authority whose approval is required for consummation of the transactions contemplated hereby, and no such Regulatory Approvals or other required approval shall have imposed any condition or requirement which would so materially adversely impact the business or economic benefits reasonably expected to be obtained by First Union from the transactions contemplated by this Plan as to render inadvisable in the reasonable judgment of First Union the consummation of the Mergers.
     (C) The Registration Statement shall have been declared effective by the SEC and First Union shall have received all state securities or "Blue Sky" law permits or other authorizations, or confirmations as to the availability of an exemption from registration requirements, as may be necessary to issue First Union Common Stock pursuant to the terms of this Plan. Neither the Registration Statement nor any such permit, authorization or confirmation shall be subject to any stop order, threatened stop order, rescission or withdrawal by the SEC or any state securities or "Blue Sky" authority with competent jurisdiction.
     (D) Neither RSFC, RF Bank, First Union nor FUNB-NC shall be subject to any order, decree or injunction of a court of competent jurisdiction or any Regulatory Authority which enjoins or prohibits the consummation of the Corporate Merger or the Bank Merger.
     (E) The shares of First Union Common Stock issuable pursuant to the Corporate Merger shall have been approved for listing on the NYSE.
     (F) First Union and RSFC shall have received an opinion of Sullivan & Cromwell, satisfactory in form and substance to each of First Union and RSFC, to the effect that the Corporate Merger will constitute a Tax-free reorganization within the meaning of Tax Code Section 368 and that no gain or loss will be recognized by the shareholders of RSFC to the extent that they receive First Union Common Stock solely in exchange for their RSFC Common Stock in the Corporate Merger.
     9.2 CONDITIONS TO THE OBLIGATION OF RSFC AND RF BANK. The obligations of RSFC and RF Bank to effect the Corporate Merger, the Bank Merger and the other transactions contemplated hereby shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:
     (A) REPRESENTATIONS AND WARRANTIES. The representations and warranties of each of First Union and FUNB-NC set forth in ARTICLE VI hereof shall be true and correct as of the date of this Plan and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties shall be true and correct as of such date) and RSFC and RF Bank shall have received a certificate signed by an executive officer of each of First Union and FUNB-NC to that effect.
                                      A-24

     (B) PERFORMANCE OF OBLIGATIONS. Each of First Union and FUNB-NC shall have performed in all material respects all obligations and covenants required to be performed by it under this Plan prior to the Effective Time, and RSFC and RF Bank shall have received a certificate signed by an executive officer of each of First Union and FUNB-NC to that effect.
     (C) LEGAL OPINION. RSFC and RF Bank shall have received from Marion A. Cowell, Jr., counsel to First Union and FUNB-NC, an opinion which shall cover the matters contained in EXHIBIT C hereto. In rendering the foregoing opinion, such counsel may rely as to questions of fact and of good standing upon the representations and warranties of First Union and FUNB-NC contained in this Plan or upon the certificates of appropriate officers of First Union and FUNB-NC or of public officials.
     9.3 CONDITIONS TO THE OBLIGATIONS OF FIRST UNION AND FUNB-NC. The obligations of First Union and FUNB-NC to effect the Corporate Merger, the Bank Merger and the other transactions contemplated hereby shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:
     (A) REPRESENTATIONS AND WARRANTIES. The representations and warranties of each of RSFC and RF Bank set forth in ARTICLE V hereof shall be true and correct as of the date of this Plan and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties shall be true and correct as of such date) and First Union and FUNB-NC shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of each of RSFC and RF Bank to that effect.
     (B) PERFORMANCE OF OBLIGATIONS. Each of RSFC and RF Bank shall have performed in all material respects all obligations and covenants required to be performed by it under this Plan prior to the Effective Time, and First Union and FUNB-NC shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of each of RSFC and RF Bank to that effect.
     (C) LEGAL OPINION. First Union shall have received from Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P., counsel to RSFC and RF Bank, an opinion which shall cover the matters contained in EXHIBIT D hereto. In rendering the foregoing opinion, such counsel may rely as to questions of fact and of good standing upon the representations and warranties of RSFC and RF Bank contained in this Plan or upon the certificates of appropriate officers of RSFC and RF Bank or of public officials.
     (D) AFFILIATES LETTERS. RSFC shall have delivered to First Union all of the written agreements of its "affiliates"described in SECTION 7.7.
     (E) MCGLADREY & PULLEN, L.L.P. LETTERS. RSFC shall cause McGladrey & Pullen, L.L.P. to deliver to First Union letters, dated the date of or shortly prior to (A) the mailing of the Proxy Statement, and (B) the Closing Date, in form and substance satisfactory to First Union, with respect to RSFC's consolidated financial position and results of operations and the financial information with respect to RSFC included in the Registration Statement, which letters shall be based upon "agreed upon procedures" undertaken by such firm in accordance with the Statement on Auditing Standards No. 72.
                                   ARTICLE X
                                  TERMINATION
     10.1 TERMINATION. Notwithstanding any other provision of this Plan, and notwithstanding the approval of this Plan by the shareholders of RSFC, this Plan may be terminated and such transactions abandoned at any time prior to the Effective Time:
     (a) by mutual consent of the Board of Directors of RSFC and the Board of Directors of First Union;
     (b) by First Union or RSFC, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of (1) a breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, or (2) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach;
     (c) upon notice to the other party, by the Board of Directors of RSFC or the Board of Directors of First Union (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the Effective Time shall not have occurred on or before April 1, 1996; or
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
     (d) by RSFC or First Union, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event that any stockholder approval contemplated by SECTION 9.1(A) herein is not obtained at the Shareholders' Meeting, including any adjournment or adjournments thereof.
     10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Plan pursuant to SECTION 10.1, this Plan shall become void and have no effect, except that (i) the provisions of SECTION 7.3(B), SECTION 10.3, SECTION
10.4 and ARTICLE XI shall survive any such termination and abandonment, and (ii) no party shall be relieved or released from any liability arising out of a willful or grossly negligent breach of any provision of this Plan.
     10.3 EXPENSES. Each party hereto shall bear its own expenses incident to preparing, entering into and carrying out this Plan and the transactions contemplated hereby, including filing fees and financial advisor, legal, accounting, printing and investment banking fees and expenses (the "Costs").
     10.4 TERMINATION FEE.
     (a) RSFC hereby agrees to pay First Union and First Union shall be entitled to payment of, a nonperformance fee (the "Termination Fee") of $5.9 million following the occurrence of a Purchase Event (as defined below), PROVIDED THAT First Union shall have sent written notice of such entitlement within 90 days after First Union actually becomes aware of such occurrence. Such payment shall be made in immediately available funds within five business days after delivery of a notice from First Union requesting such payment. The right to receive the Termination Fee shall terminate if any of the following (a "Fee Termination Event") occurs prior to a Purchase Event: (i) the Closing Date, (ii) termination of this Plan in accordance with the provisions hereof if such termination occurs prior to the occurrence of a Preliminary Purchase Event (as defined below), except a termination by First Union pursuant to SECTION 10.1(B) following a knowing breach of a representation, warranty, covenant or agreement contained herein, (iii) termination of this Plan following the occurrence of a Preliminary Purchase Event and the passage of eighteen (18) months after such termination, or (iv) termination of this Plan by First Union pursuant to SECTION 10.1(B) following a knowing breach of a representation, warranty, covenant or agreement contained herein, and the passage of eighteen (18) months after such termination.
     (b) The term "Preliminary Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:
          (I) RSFC or any of the RSFC Subsidiaries without having received First Union's prior written consent, shall have entered into an agreement to engage in any Acquisition Transaction (as defined below) with any person (the term "person" for purposes of this SECTION 10.4 having the meaning assigned thereto in Section 3(a)(9) and 13(d)(3) of the 1934 Act) other than First Union or any of its subsidiaries or affiliates or the Board of Directors of RSFC shall have recommended that the shareholders of RSFC approve or accept any Acquisition Transaction with any person other than First Union or any of its subsidiaries or affiliates. For purposes of this Plan, "Acquisition Transaction" shall mean (a) a merger or consolidation, or any similar transaction, involving RSFC or any of the RSFC Subsidiaries,
     (b) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of RSFC or any of the RSFC Subsidiaries, (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of RSFC or of the RSFC Subsidiaries; provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only RSFC and/or any of the RSFC Subsidiaries;
          (II) (a) any person (other than First Union or any of its subsidiaries or affiliates) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of RSFC Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, or (b) any group (as such term "group" is defined in Section 13(d)(3) of the 1934 Act), other than a group of which any of First Union or any of its subsidiaries or affiliates is a member, shall have been formed that beneficially owns 20% or more of the RSFC Common Stock then outstanding;
          (III) any person other than First Union or any of its subsidiaries or affiliates shall have made a bona fide proposal to RSFC or its shareholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any person other than First Union or any of its subsidiaries or affiliates shall have commenced (as such term is defined in Rule 14d-2 under the 1934
     Act) or shall have filed a registration statement under the 1933 Act, with respect to, a tender offer or exchange offer to purchase any shares of RSFC Common Stock such that, upon consummation of such offer, such person would own or control 20% or more of the then outstanding shares of RSFC Common Stock (such an offering referred to herein as a "Tender Offer" or an "Exchange Offer", respectively));
                                      A-26

          (IV) after a proposal is made by a third party to RSFC or its shareholders to engage in an Acquisition Transaction, or such third party states its intention to RSFC to make such a proposal if this Plan terminates, RSFC shall have knowingly breached any representation, covenant or obligation contained in this Plan and such breach would entitle First Union to terminate this Plan under SECTION 10.1(B) (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Corporate Merger); or
          (V) the holders of shares of RSFC Common Stock shall not have approved this Plan at the Shareholders' Meeting or the Shareholders' Meeting shall not have been held or shall have been canceled prior to termination of this Plan, in each case after any person (other than First Union or any of its subsidiaries or affiliates) shall have (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction or
     (B) commenced a Tender Offer or filed a registration statement under the 1933 Act, with respect to an Exchange Offer.
     (c) The term "Purchase Event" shall mean either of the following events or transactions occurring after the date hereof:
          (I) the acquisition by any person, other than First Union or any of its subsidiaries or affiliates, alone or together with such person's affiliates and association, or any group (as defined in Section 13(d)(3) of the 1934 Act), of beneficial ownership of 25% or more of the outstanding shares of RSFC Common Stock; or
          (II) the occurrence of a Preliminary Purchase Event described in (x) clause (B)(i) above, except that the percentage referred to in clause (c) thereof shall be 25%, or (y) clause (B)(v) above.
     (d) RSFC shall notify First Union promptly in writing of its knowledge of the occurrence of any Preliminary Purchase Event or Purchase Event; PROVIDED, HOWEVER, that the giving of such notice by RSFC shall not be a condition to the right of First Union to the Termination Fee.
                                   ARTICLE XI
                               GENERAL PROVISIONS
     11.1 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS FOLLOWING THE EFFECTIVE TIME. Except for SECTION 8.1 and ARTICLE XI, none of the respective representations, warranties, obligations, covenants and agreements of the parties hereto shall survive the Effective Time.
     11.2 ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES. Except as otherwise expressly provided herein, this Plan contains the entire agreement between the parties hereto with respect to the transactions contemplated hereunder and thereunder, and such agreements supersede all prior arrangements or understandings heretofore made. The terms and conditions of this Plan shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Plan, expressed or implied, shall confer upon any Person, other than First Union, FUNB-NC, RSFC and RF Bank or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Plan.
     11.3 AMENDMENTS. To the extent permitted by law, this Plan may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the Board of Directors of each of the parties hereto; PROVIDED, HOWEVER, that the provisions hereof relating to the basis on which shares of RSFC Common Stock will be exchanged for First Union Common Stock shall not be amended after the Shareholders' Meeting without any requisite approval of the holders of the RSFC Common Stock entitled to vote thereon.
     11.4 WAIVERS. Prior to or at the Effective Time, each of the parties hereto shall have the right to waive any default in the performance of any term of this Plan by any other party hereto, to waive or extend the time for the compliance or fulfillment by any other party hereto of any and all of the other's obligations under this Plan and to waive any or all of the conditions precedent to its obligations under this Plan, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation.
     11.5 NO ASSIGNMENT. None of the parties hereto may assign any of its rights or delegate any of its obligations under this Plan to any other Person. Any such purported assignment or delegation that is made without the prior written consent of the other parties to this Plan shall be void and of no effect.
                                      A-27

     11.6 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and shall be deemed given if delivered by hand, by facsimile transmission (with confirmation), or by registered or certified mail (return receipt requested), postage prepaid, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder):

If to RSFC:                        Stanley E. Wright
                                   President and Chief Executive Officer
                                   RS Financial Corp.
                                   219 Fayetteville Street Mall
                                   Raleigh, North Carolina 27601
With a required copy to:           Edward C. Winslow III, Esq.
                                   Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
                                   Post Office Box 26000
                                   Greensboro, North Carolina 27420-6000
If to the First Union:             First Union Corporation
                                   One First Union Center
                                   Charlotte, North Carolina 28288-0013
                                   Attn: Chief Executive Officer
With a required copy to:           Marion A. Cowell, Jr., Esq.
                                   First Union Corporation
                                   One First Union Center
                                   Charlotte, North Carolina 28288-0013

or to such other Person as any party shall specify by notice in writing to each of the other party.
     11.7 SEVERABILITY. If any term, provision, covenant or restriction contained in this Plan is held by a Regulatory Authority or court of competent jurisdiction to be invalid, void, unenforceable or against public or regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Plan shall remain in full force and effect and shall in no way be effected, impaired or invalidated.
     11.8 GOVERNING LAW. This Plan shall in all respects be governed by and construed in accordance with the laws of the State of North Carolina.
     11.9 COUNTERPARTS. This Plan may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.
     11.10 CAPTIONS. The captions contained in this Plan are for reference purposes only and are not part of this Plan.
                                      A-28

     IN WITNESS WHEREOF, RSFC, RF Bank, First Union and FUNB-NC have caused this Plan to be signed by their respective officers thereunto duly authorized, all as of the date first written above.
                                         RS FINANCIAL CORP
                                         By: /s/ STANLEY E. WRIGHT
                                           NAME: STANLEY E. WRIGHT
                                           TITLE: PRESIDENT AND CHIEF EXECUTIVE
                                         OFFICER
                                         RALEIGH FEDERAL SAVINGS BANK
                                         By: /s/ STANLEY E. WRIGHT
                                           NAME: STANLEY E. WRIGHT
                                           TITLE: PRESIDENT AND CHIEF EXECUTIVE
                                         OFFICER
                                         FIRST UNION CORPORATION
                                         By: /s/ KENNETH R. STANCLIFF
                                           NAME: KENNETH R. STANCLIFF
                                           TITLE: SENIOR VICE PRESIDENT
                                         FIRST UNION NATIONAL BANK OF NORTH
                                         CAROLINA
                                         By: /s/ KENNETH R. STANCLIFF
                                           NAME: KENNETH R. STANCLIFF
                                           TITLE: SENIOR VICE PRESIDENT
                                      A-29

                                                                         ANNEX B
                    OPINION OF TRIDENT FINANCIAL CORPORATION
                                October 20, 1995
Board of Directors,
RS Financial Corp.
219 Fayetteville Street Mall
Raleigh, North Carolina 27601
Gentlemen:
     You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock ("RS Financial Common Stock"), of RS Financial Corp. ("RS Financial") of the consideration to be received by such stockholders in the proposed merger (the "Proposed Merger") of RS Financial with First Union Corporation ("First Union"), pursuant to the Agreement and Plan of Mergers dated May 30, 1995 (the "Agreement").
     As more specifically set forth in the Agreement, and subject to a number of conditions and procedures described in the Agreement, in the Proposed Merger each of the issued and outstanding shares of RS Financial Common Stock shall be converted into shares of common stock of First Union ("First Union Common Stock") at an exchange ratio equivalent to $40.25 for each outstanding share of RS Financial Common Stock. All unexercised options for the right to purchase shares of RS Financial Common Stock will be converted into options for the right to purchase shares of First Union Common Stock using the same exchange ratio as applicable to the holders of RS Financial Common Stock.
     Trident Financial Corporation ("Trident") is a financial consulting and investment banking firm experienced in the valuation of business enterprises with considerable experience in the valuation of thrift institutions. Since 1975, Trident has valued in excess of 300 thrift institutions in connection with mutual-to-stock conversions, mergers and acquisitions, as well as other transactions. Trident is not affiliated with RS Financial or First Union.
     In connection with rendering our opinion, we have received and analyzed, among other things, the following: (i) the Agreement and Registration Statement on Form S-4 of First Union related thereto; (ii) certain publicly available information concerning RS Financial, including the audited financial statements of RS Financial for each of the years in the three-year period ended December 31, 1994 and unaudited financial statements for each of the six-month periods ended June 30, 1994 and 1995; (iii) certain publicly available information concerning First Union, including the audited financial statements of First Union for each of the years in the three-year period ended December 31, 1994 and unaudited financial statements for each of the six-month periods ended June 30, 1994 and 1995; (iv) certain other internal information, primarily financial in nature, concerning the business and operations of RS Financial and First Union furnished to us by RS Financial and First Union for purposes of our analysis;
(v) information with respect to the trading market for RS Financial Common Stock; (vi) information with respect to the trading market for First Union Common Stock; (vii) certain publicly available information with respect to other companies that we believe to be comparable to RS Financial and First Union and the trading markets for such other companies' securities; and (viii) certain publicly available information concerning the nature and terms of other transactions that we believe relevant to our inquiry. We have also met with certain officers and employees of RS Financial and First Union to discuss the foregoing as well as other matters we believe relevant to our inquiry.
     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available. We have not attempted independently to verify any such information. We have not conducted a physical inspection of the properties or facilities of RS Financial or First Union, nor have we made or obtained any independent evaluations or appraisals of any of such properties or facilities. We did not specifically evaluate RS Financial's or First Union's loan portfolio or the adequacy of RS Financial's or First Union's reserves for possible loan losses.
     In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial condition and results of operations of RS Financial and First Union, including interest income, interest expense,net interest income, net interest margin, interest sensitivity, non-interest expenses, earnings, dividends, book value, return on assets, return on equity, capitalization, the amount and type of non-performing assets and the reserve for loan losses; (ii) the business prospects of RS Financial and First Union; (iii) the economies in RS Financial's and First Union's market areas; (iv) the historical and current market for RS Financial Common Stock and First Union Common Stock and for the equity securities of certain other companies that we believe to be comparable to RS Financial and First Union; and (v) the nature and terms of certain other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market, financial and regulatory conditions and trends, as well as our knowledge of the banking and thrift industries, our experience in connection with similar transactions, and our knowledge of securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of RS Financial Common Stock in the Proposed Merger and does not address RS Financial's underlying business decision to effect the Proposed Merger.
     Based upon and subject to the foregoing, we are of the opinion that the consideration to be received by the holders of RS Financial Common Stock in the Proposed Merger is fair, as of the date hereof, from a financial point of view, to such holders.
     This opinion is being delivered to the Board of Directors of RS Financial and is not to be reproduced, disseminated or delivered to any third party without the express written consent of Trident, except as required by law.
                                         Very truly yours,
                                         TRIDENT FINANCIAL CORPORATION
                                      B-2

                                                                         ANNEX C
                        ARTICLE 13 OF THE NORTH CAROLINA
                          BUSINESS CORPORATION ACT --
                         RELATING TO DISSENTERS' RIGHTS
(SECTION MARK)55-13-01. DEFINITIONS.
     In this Article:
          (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
          (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.
          (3) "Fair value" with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
          (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.
          (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
          (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
          (7) "Shareholder" means the record shareholder or the beneficial shareholder.
(SECTION MARK)55-13-02. RIGHT TO DISSENT.
     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:
          (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;
          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;
          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;
          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization;
                                      C-1

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
(SECTION MARK)55-13-03. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.
     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.
     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:
          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and
          (2) He does so with respect to all shares of which he is the beneficial shareholder.
(SECTION MARK)55-13-20. NOTICE OF DISSENTERS' RIGHTS.
     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.
     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.
     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.
(SECTION MARK)55-13-21. NOTICE OF INTENT TO DEMAND PAYMENT.
     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:
          (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and
          (2) Must not vote his shares in favor of the proposed action.
     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.
(SECTION MARK)55-13-22. DISSENTERS' NOTICE.
     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.
     (b) The dissenters' notice must be sent no later than 10 days after the corporate action was taken, and must:
          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
                                      C-2

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
          (3) Supply a form for demanding payment;
          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and
          (5) Be accompanied by a copy of this Article.
(SECTION MARK)55-13-23. DUTY TO DEMAND PAYMENT.
     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.
     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.
     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this Article.
(SECTION MARK)55-13-24. SHARE RESTRICTIONS.
     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.
     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action. (SECTION MARK)55-13-25. OFFER OF PAYMENT.
     (a) As soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment, and shall pay this amount to each dissenter who agrees in writing to accept it in full satisfaction of his demand.
     (b) The offer of payment must be accompanied by:
          (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of offer of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;
          (2) A statement of the corporation's estimate of the fair value of the shares;
          (3) An explanation of how the interest was calculated;
          (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and
          (5) A copy of this Article.
(SECTION MARK)55-13-26. FAILURE TO TAKE ACTION.
     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure. (SECTION MARK)55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S OFFER OR FAILURE TO PERFORM.
     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the corporation's offer under G.S. 55-13-25 and demand payment of the fair value of his shares and interest due, if:
                                      C-3

          (1) The dissenter believes that the amount offered under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calcualted;
          (2) The corporation fails to make payment to a dissenter who accepts the corporation's offer under G.S. 55-13-25 within 30 days after the dissenter's acceptance; or
          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.
     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation offered payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.
(SECTION MARK)55-13-30. COURT ACTION.
     (a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the date of his payment demand under G.S. 55-13-28 and petition the court to determine the fair value of the shares and accrued interest. Upon service upon it of the petition filed with the court, the corporation shall pay to the dissenter the amount offered by the corporation under G.S. 55-13-25.
     (a1) If the dissenter does not commence the proceeding within the 60-day period, the dissenter shall have an additional 30 days to either (i) accept in writing the amount offered by the corporation under G.S. 55-13-25, upon which the corporation shall pay such amount to the dissenter in full satisfaction of his demand, or (ii) withdraw his demand for payment and resume the status of a nondissenting shareholder. A dissenter who takes no action within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.
     (b) Reserved for future codification purposes.
     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. However, in a proceeding by a dissenter in a public corporation, there is no right to a trial by jury.
     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.
(SECTION MARK)55-13-31. COURT COSTS AND COUNSEL FEES.
     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.
     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or
          (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.
     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.
                                      C-4

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     Sections 55-8-50 through 55-8-58 of the NCBCA contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct, provided when a director or officer is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification, unless the articles of incorporation provide otherwise, and the court may order indemnification under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by contract or resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute.
     FUNC's Bylaws provide for the indemnification of FUNC's directors and executive officers by FUNC against liabilities arising out of his status as such, excluding any liability relating to activities which were at the time taken known or believed by such person to be clearly in conflict with the best interests of FUNC.
     FUNC's Articles provide for the elimination of the personal liability of each director of FUNC to the fullest extent permitted by the provisions of the NCBCA, as the same may from time to time be in effect.
     FUNC maintains directors and officers liability insurance, which provides coverage of up to $80,000,000, subject to certain deductible amounts. In general, the policy insures (i) FUNC's directors and officers against loss by reason of any of their wrongful acts, and/or (ii) FUNC against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.
ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  EXHIBIT NO.                                                     DESCRIPTION
  (2)(a)        The Merger Agreement. (Incorporated by reference to ANNEX A to the Prospectus/Proxy Statement included in this
                Registration Statement.)*
  (2)(b)        The FFB Merger Agreement, including exhibits thereto. (Incorporated by reference to Exhibit (99) to FUNC's
                Current Report on Form 8-K dated June 21, 1995.)
  (3)(a)        Articles of Incorporation of FUNC, as amended. (Incorporated by reference to Exhibit (4) to FUNC's 1990 First
                Quarter Report on Form 10-Q and to Exhibit (99)(a) to FUNC's 1993 First Quarter Report on Form 10-Q.)
  (3)(b)        Bylaws of FUNC, as amended. (Incorporated by reference to Exhibit (4)(b) to FUNC's Form 8-K dated September 20,
                1991.)
  (4)(a)        Shareholder Protection Rights Agreement, as amended. (Incorporated by reference to Exhibits (4)(b) to FUNC's
                Forms 8-K dated December 18, 1990 and October 20, 1992, and to Exhibit (99) to FUNC's Current Reports on Form
                8-K dated June 20, 1995 and June 21, 1995.)
  (4)(b)        All instruments defining the rights of holders of long-term debt of FUNC and its subsidiaries. (Not filed pursuant to (4)(iii) of Item 601(b) of Regulation S-K; to be furnished upon request of the Commission.)
  (5)           Opinion of Marion A. Cowell, Jr., Esq.**
  (8)           Tax opinion of Sullivan & Cromwell.**
  (10)          Employment Agreement between FUNC and John R. Georgius. (Incorporated by reference to Exhibit (10) to Amendment
                No. 1 to FUNC's Registration Statement No. 33-60835.)
  (12)(a)       Computations of Consolidated Ratios of Earnings to Fixed Charges. (Incorporated by reference to Exhibit (12) to
                FUNC's 1995 Second Quarter Report on Form 10-Q.)
  (12)(b)       Pro forma Computations of Consolidated Ratios of Earnings to Fixed Charges and Pro Forma Computations of
                Consolidated Ratios of Earnings to Fixed Charges and Preferred Stock Dividends. (Incorporated by reference to
                Exhibit (99)(b) to FUNC's Second Quarter Report on Form 10-Q.)
  (23)(a)       Consent of McGladrey & Pullen, L.L.P.**
  (23)(b)       Consent of KPMG Peat Marwick LLP.**
  (23)(c)       Consent of KPMG Peat Marwick LLP.**
  (23)(d)       Consent of Marion A. Cowell, Jr., Esq. (Included in Exhibit (5).)
  (23)(e)       Consent of Sullivan & Cromwell. (Included in Exhibit (8).)
  (23)(f)       Consent of Trident Financial Corporation.**
  (24)          Power of Attorney.**
  (27)          FUNC's Financial Data Schedule. (Incorporated by reference to Exhibit (27) to FUNC's 1995 Second Quarter Report
                on Form 10-K.)
  (99)          Form of proxy for the Special Meeting of Stockholders of RSFC.


  * Omitted exhibits to be furnished upon request of the Commission.

** Previously filed.

ITEM 22. UNDERTAKINGS.
     (a)(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (as amended and the rules and regulations thereunder, the "Securities Act"), each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (as amended and the rules and regulations thereunder, the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) promulgated pursuant to the Securities Act, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
     (3) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 promulgated pursuant to the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions of this Item 22, or otherwise (other than insurance), the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.
     (d) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;
             (i) To include any prospectus required by Section 10(a) (3) of the Securities Act;
             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
                                      II-2

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
        PROVIDED HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
                                      II-3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement No. 33-63387 on Form S-4 to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of Charlotte, State of North Carolina, on October 18, 1995.

                                         FIRST UNION CORPORATION
                                         By:        MARION A. COWELL, JR.
                                                   MARION A. COWELL, JR.
                                                 EXECUTIVE VICE PRESIDENT,
                                               SECRETARY AND GENERAL COUNSEL

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement No. 33-63387 on Form S-4 has been signed by the following persons in the capacities and on the date indicated.

                      SIGNATURE                                                      CAPACITY
                      *EDWARD E. CRUTCHFIELD            Chairman, and Chief Executive Officer and Director
                EDWARD E. CRUTCHFIELD
                          *ROBERT T. ATWOOD             Executive Vice President and Chief Financial Officer
                   ROBERT T. ATWOOD
                            *JAMES H. HATCH             Senior Vice President and Corporate Controller (Principal
                    JAMES H. HATCH                        Accounting Officer)

                         *G. ALEX BERNHARDT             Director
                  G. ALEX BERNHARDT
                          *W. WALDO BRADLEY             Director
                   W. WALDO BRADLEY
                           *ROBERT J. BROWN             Director
                   ROBERT J. BROWN
                           *ROBERT D. DAVIS             Director
                   ROBERT D. DAVIS
                          *R. STUART DICKSON            Director
                  R. STUART DICKSON
                               *B.F. DOLAN              Director
                      B.F. DOLAN
                          *RODDEY DOWD, SR.             Director
                   RODDEY DOWD, SR.

                                      II-4

                      SIGNATURE                                                      CAPACITY
                          *JOHN R. GEORGIUS             Director
                   JOHN R. GEORGIUS
                     *WILLIAM N. GOODWIN, JR.           Director
               WILLIAM N. GOODWIN, JR.
                         *BRENTON S. HALSEY             Director
                  BRENTON S. HALSEY
                         *HOWARD H. HAWORTH             Director
                  HOWARD H. HAWORTH
                      *TORRENCE E. HEMBY, JR.           Director
                TORRENCE E. HEMBY, JR.
                         *LEONARD G. HERRING            Director
                  LEONARD G. HERRING
                          *JACK A. LAUGHERY             Director
                   JACK A. LAUGHERY
                               *MAX LENNON              Director
                      MAX LENNON
                    RADFORD D. LOVETT                   Director

                        *HENRY D. PERRY, JR.            Director
                 HENRY D. PERRY, JR.
                       *RANDOLPH N. REYNOLDS            Director
                 RANDOLPH N. REYNOLDS
                             *RUTH G. SHAW              Director
                     RUTH G. SHAW
                            *LANTY L. SMITH             Director
                    LANTY L. SMITH
                          *DEWEY L. TROGDON             Director
                   DEWEY L. TROGDON
                             *JOHN D. UIBLE             Director
                    JOHN D. UIBLE

                                      II-5

                      SIGNATURE                                                      CAPACITY
                              *B. J. WALKER             Director
                     B. J. WALKER
                        *KENNETH G. YOUNGER             Director
                  KENNETH G. YOUNGER
*By Marion A. Cowell, Jr., Attorney-in-Fact
                       MARION A. COWELL, JR.
                MARION A. COWELL, JR.


Date: October 18, 1995

                                 EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION                                               LOCATION
  (2)(a)      The Merger Agreement.                                   Incorporated by reference to ANNEX A to the
                                                                      Prospectus/Proxy Statement included in this
                                                                      Registration Statement.*
  (2)(b)      The FFB Merger Agreement, including exhibits thereto.   Incorporated by reference to Exhibit (99) to FUNC's
                                                                      Current Report on Form 8-K dated June 21, 1995.
  (3)(a)      Articles of Incorporation of FUNC, as amended.          Incorporated by reference to Exhibit (4) to FUNC's
                                                                      1990 First Quarter Report on Form 10-Q and to Exhibit
                                                                      (99)(a) to FUNC's 1993 First Quarter Report on Form
                                                                      10-Q.
  (3)(b)      Bylaws of FUNC, as amended.                             Incorporated by reference to Exhibit (4)(b) to FUNC's
                                                                      Form 8-K dated September 20, 1991.
  (4)(a)      Shareholder Protection Rights Agreement, as amended.    Incorporated by reference to Exhibits (4)(b) to FUNC's
                                                                      Forms 8-K dated December 18, 1990 and October 20,
                                                                      1992, and to Exhibit (99) to FUNC's Current Reports on
                                                                      Form 8-K dated June 20, 1995 and June 21, 1995.
  (4)(b)      All instruments defining the rights of holders of       Not filed pursuant to (4)(iii) of Item 601(b) of
              long-term debt of FUNC and its subsidiaries.            Regulation S-K; to be furnished upon request of the
                                                                      Commission.
  (5)         Opinion of Marion A. Cowell, Jr., Esq.                  **
  (8)         Tax opinion of Sullivan & Cromwell.                     **
  (10)        Employment Agreement between FUNC and John R.           Incorporated by reference to Exhibit (10) to Amendment
              Georgius.                                               No. 1 to FUNC's Registration Statement No. 33-60835.
  (12)(a)     Computations of Consolidated Ratios of Earnings to      Incorporated by reference to Exhibit (12) to FUNC's
              Fixed Charges.                                          1995 Second Quarter on Form 10-Q.
  (12)(b)     Pro Forma Computations of Consolidated Ratios of        Incorporated by reference to Exhibit (99)(b) to FUNC's
              Earnings to Fixed Charges and Pro Forma Computations    Second Quarter Report on Form 10-Q.
              of Consolidated Ratios of Earnings to Fixed Charges
              and Preferred Stock Dividends.
  (23)(a)     Consent of McGladrey & Pullen, L.L.P.                   **
  (23)(b)     Consent of KPMG Peat Marwick LLP.                       **
  (23)(c)     Consent of KPMG Peat Marwick LLP.                       **
  (23)(d)     Consent of Marion A. Cowell, Jr., Esq.                  Included in Exhibit (5).
  (23)(e)     Consent of Sullivan & Cromwell.                         Included in Exhibit (8).
  (23)(f)     Consent of Trident Financial Corporation.               **
  (24)        Power of Attorney.                                      **
  (27)        FUNC's Financial Data Schedule.                         Incorporated by reference to Exhibit (27) to FUNC's
                                                                      1995 Second Quarter Report on
                                                                      Form 10-Q.
  (99)        Form of proxy for the Special Meeting of Stockholders   Filed herewith.
              of RSFC.


  * Omitted exhibits to be furnished upon request of the Commission.

** Previously filed.